Dreyfus Premier Technology Growth Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Technology Growth Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Mark Herskovitz.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Mark Herskovitz, Primary Portfolio Manager

How did Dreyfus Premier Technology Growth Fund perform relative to its benchmarks?

For the six-month period ended February 28, 2005, the fund produced total returns of 9.98% for its Class A shares, 9.39% for its Class B shares, 9.38% for its Class C shares, 10.17% for its Class R shares and 9.62% for its Class T shares.[1] In comparison, the fund's benchmarks, the Morgan Stanley High Technology 35 Index ("MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced total returns of 12.34% and 9.99%, respectively, over the same period.[2,3]

Technology stocks participated to a significant degree in the post-election rally that drove stock prices higher in the final months of 2004. While the fund's returns were roughly in line with the S&P 500 Index, they trailed the MS High Tech 35 Index, primarily due to strong performance among some stocks that were held by the MS High Tech 35 Index but not the fund. In addition, the fund's holdings in the telecommunications equipment industry detracted from its relative performance.

What is the fund's investment approach?

The fund seeks capital appreciation by investing in growth companies of any size that we believe are leading producers or beneficiaries of technological innovation. When choosing stocks, we look for sectors within the technology area that we expect to outperform other sectors. We seek to emphasize the most attractive sectors and de-emphasize the less appealing sectors. Among the sectors evaluated are those that develop, produce or distribute products or services in the computer, semiconductor, electronics, communications, biotechnology, computer software and hardware, electronic components and systems, data networking and telecommunications equipment and services industries.

Typically, we look for companies that are leaders in their market segments and are characterized by rapid earnings growth and strong market shares. We conduct extensive fundamental research to understand these companies' competitive advantages and to evaluate their ability to maintain leadership positions over time. Although we look for companies with the potential for strong earnings growth rates, some of our investments may currently be experiencing losses. Moreover, we may invest in small-, mid- and large-cap securities in all available trading markets, including initial public offerings and the aftermarket.

What other factors influenced the fund's performance?

Technology stocks were primarily influenced by investors' reactions to short-term results rather than any change in the market sector's longer-term business fundamentals. In contrast, we attempt to identify longer-term trends that we believe are likely to produce sustained growth within the various industries and companies that comprise the technology group. For example, during the reporting period the fund was positioned to participate in the increasing popularity of flat-panel video displays, voice-over IP telephony and the outsourcing of some technology-related jobs to overseas markets. Unfortunately, this buy-and-hold approach proved to be out of favor among investors during the reporting period.

Investors' focus on short-term financial results was particularly damaging to stock prices in the telecommunications equipment industry, where DSL equipment maker Adtran was hurt by lower-than-expected profit margins and networking giant Cisco reported slower growth. Because Adtran is not part of the MS High Tech 35 Index, it represented one of the main detractors from the fund's relative performance. Good results from other telecommunications equipment holdings, including Comverse Technology and Corning, did not fully offset Adtran's adverse impact on performance. In addition, the fund did not own shares of wireless telephone handset manufacturer L.M. Ericsson Telephone, which contributed positively to the MS High Tech 35 Index's return.

On the other hand, the fund scored successes in the semiconductors area, where we maintained greater exposure than the MS High Tech 35 Index to companies such as Taiwan Semiconductor, which rose sharply as the global economy recovered, potentially sparking greater customer demand. Non-traditional technology companies in the health care business continued to fare well: Zimmer Holdings and Teva Pharmaceutical Industries enjoyed rising demand for prosthetic body parts and generic drugs, respectively. The fund also benefited from fortunate timing in the purchase and sale of Internet services provider Google. However, the fund's greatest gains came from the technology services area, where medical billing specialist Amdocs and outsourcing leader Cognizant Technology Solutions drove returns.

What is the fund's current strategy?

We have continued to search for areas of secular growth within the relatively mature technology sector, selecting high-quality companies in industries that we believe are likely to benefit. For example, recent additions to the fund include electronic bill payment processor CheckFree, which we expect to thrive as more consumers choose to receive and pay bills online, and semiconductor manufacturer Marvell Technology Group, which makes the microchips used in a new generation of wireless video game consoles. In our view, finding opportunities such as these is key to achieving strong long-term returns from technology stocks.

March 15, 2005

The technology sector has been among the most volatile sectors of the stock market. Technology companies involve greater risk because their revenue and/or earnings tend to be less predictable and some companies may be experiencing significant losses. An investment in the fund should be considered only as a supplement to a complete investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley High Technology 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors.*

[3] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Technology Growth Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.66	$ 12.04	$ 11.89	$ 4.48	$ 9.56
Ending value (after expenses)	$1,099.80	$1,093.90	$1,093.80	$1,101.70	$1,096.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.41	$ 11.58	$ 11.43	$ 4.31	$ 9.20
Ending value (after expenses)	$1,018.45	$1,013.29	$1,013.44	$1,020.53	$1,015.67

† *Expenses are equal to the fund's annualized expense ratio of 1.28% for Class A, 2.32% for Class B, 2.29% for Class C, .86% for Class R and 1.84% from Class T Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks–98.4%	Shares		Value ($)
Biotechnology–4.8%			
Amgen	715,000	a	44,051,150
Genentech	845,000	a	39,884,000
			83,935,150
Computer Communications–5.2%			
Juniper Networks	1,600,000	a	34,464,000
Adobe Systems	900,000		55,575,000
			90,039,000
Computer Software–21.9%			
Avaya	3,200,000	a	44,800,000
Check Point Software Technologies	1,620,000	a	35,850,600
Cognos	810,000	a	34,757,100
Mercury Interactive	750,000	a	34,410,000
Microsoft	1,880,000		47,338,400
Oracle	2,300,000	a	29,693,000
SAP, ADR	1,254,000	b	50,849,700
Symantec	840,000	a	18,488,400
VeriSign	1,225,000	a	33,589,500
Yahoo!	1,530,000	a	49,373,100
			379,149,800
Consumer Services–2.3%			
Apollo Group, Cl.A	535,000	a	**39,397,400**
Diversified Electronic Products–1.8%			
Motorola	2,000,000		**31,320,000**
E.D.P. Peripherals–7.3%			
Automatic Data Processing	940,000		40,382,400
Bluestream Ventures	11,793,247	a,d	3,550,947
Cognizant Technology Solutions, Cl.A	930,000	a	43,923,900
EMC	3,075,000	a	38,929,500
Ingenex	20,900	a,d	0
			126,786,747
Electronic Data Processing–9.8%			
CheckFree	810,000	a	31,217,400
Dell	1,745,000	a	69,957,050
Network Appliance	2,285,000	a	68,572,850
			169,747,300

Common Stocks (continued)	Shares	Value ($)
Electronic Distributors–2.7%		
Microchip Technology	1,705,000	**46,819,300**
Electronic Production Equipment–.7%		
Samsung Electronics	45,400 [b]	**11,758,600**
Industrial Specialties–3.1%		
Corning	4,625,000 [a]	**53,048,750**
Internet–5.2%		
Accenture Cl.A	2,000,000 [a]	51,100,000
eBay	930,000 [a]	39,841,200
		90,941,200
Medical Specialties–3.5%		
Zimmer Holdings	700,000 [a]	**60,130,000**
Office/Plant Automation–2.8%		
Cisco Systems	2,775,000 [a]	**48,340,500**
Pharmaceuticals–2.6%		
Teva Pharmaceutical Industries, ADR	1,500,000 [b]	**45,165,000**
Recreational Products/Toys–2.5%		
Electronic Arts	670,000 [a]	**43,208,300**
Semiconductors–17.5%		
Amdocs	1,900,000 [a]	55,765,000
Intel	1,624,800	38,962,704
Linear Technology	1,260,000	49,215,600
Marvell Technology Group	1,125,000 [a]	41,163,750
Taiwan Semiconductor Manufacturing	28,749,845	50,876,495
Taiwan Semiconductor Manufacturing, ADR	1,580,075	14,410,284
Xilinx	1,750,000	52,850,000
		303,243,833
Telecommunications Equipment–4.7%		
Comverse Technology	1,675,600 [a]	38,890,676
QUALCOMM	1,200,000	43,332,000
		82,222,676
Total Common Stocks		
(cost $1,496,313,331)		**1,705,253,556**
Preferred Stocks–.1%		
Telecommunications Equipment		
AXSUN Technologies Ser. C, Conv.		
(cost $5,000,000)	428,449 [a,d]	**1,713,796**

Investment of Cash Collateral for Securities Loaned—1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Money Market Fund (cost $18,801,600)	18,801,600 [c]	**18,801,600**
Total Investments (cost $1,520,114,931)	**99.6%**	**1,725,768,952**
Cash and Receivables Net	**.4%**	**7,163,611**
Net Assets	**100.0%**	**1,732,932,563**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $18,454,802 and the total market value of the collateral held by the portfolio is $18,801,600.*

[c] *Investment in affiliated money market mutual fund.*

[d] *Securities restricted as to public resale. Investment in restricted securites with aggregate market value of $5,264,743 representing approximately .30% of net assets (see below).*

Issuer	Acquisition Date	Purchase Price ($)	Net Assets (%)	Valuation ($)[†]
AXSUN Technologies Ser. C, Conv.	1/3/2001	11.67	.10	4 per share
BlueStream Ventures, LP	4/30/2004	.29	.20	.30 per share
Ingenex	4/30/2004	.00	.00	.00 per share

[†] *The valuation of these securities has been determined in good faith under the direction of the Board of Directors.*

Portfolio Summary (Unaudited)[††]

	Value (%)		Value (%)
Computer Software	21.9	Biotechnology	4.8
Semiconductors	17.5	Telecommunications Equipment	4.7
Electronic Data Processing	9.8	Medical Specialties	3.5
E.D.P. Peripherals	7.3	Other	19.7
Computer Communications	5.2		
Internet	5.2		**99.6**

[††] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $18,454,802)–Note 1(c):		
Unaffiliated issuers	1,501,313,331	1,706,967,352
Affiliated issuers	18,801,600	18,801,600
Cash denominated in foreign currencies	1,361	660
Receivable for investment securities sold		34,755,275
Dividends and interest receivable		678,781
Receivable for shares of Common Stock subscribed		233,290
Prepaid expenses		73,299
		1,761,510,257
Liabilities ($):		
Due to the Dreyfus Corporation and affiliates–Note 3(c)		1,711,290
Liability for securities on loan–Note 1(c)		18,801,600
Payable for shares of Common Stock redeemed		4,840,307
Bank loan payable–Note 2		2,300,000
Cash overdraft due to Custodian		191,237
Accrued expenses		733,260
		28,577,694
Net Assets ($)		**1,732,932,563**
Composition of Net Assets ($):		
Paid-in capital		3,167,555,120
Accumulated investment (loss)–net		(587,986)
Accumulated net realized gain (loss) on investments		(1,639,687,891)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		205,653,320
Net Assets ($)		**1,732,932,563**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	399,213,044	196,466,133	79,297,026	1,052,703,583	5,252,777
Shares Outstanding	18,485,548	9,581,198	3,864,315	47,642,778	249,291
Net Asset Value Per Share ($)	**21.60**	**20.51**	**20.52**	**22.10**	**21.07**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $33,188 foreign taxes withheld at source):	9,978,490
Interest	351,297
Income on securities lending	89,293
Total Income	**10,419,080**
Expenses:	
Management fee––Note 3(a)	6,907,027
Shareholder servicing costs–Note 3(c)	2,463,417
Distribution fees–Note 3(b)	1,130,970
Prospectus and shareholders' reports	214,059
Custodian fees–Note 3(c)	148,268
Registration fees	48,640
Professional fees	39,530
Interest expense–Note 2	24,405
Directors' fees and expenses–Note 3(d)	20,674
Miscellaneous	10,076
Total Expenses	**11,007,066**
Investment (Loss)–Net	**(587,986)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(18,467,998)
Net unrealized appreciation (depreciation) on investments	191,739,821
Net Realized and Unrealized Gain (Loss) on Investments	**173,271,823**
Net Increase in Net Assets Resulting from Operations	**172,683,837**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment (loss)–net	(587,986)	(13,179,637)
Net realized gain (loss) on investments	(18,467,998)	(59,507,012)
Net unrealized appreciation (depreciation) on investments	191,739,821	(87,060,329)
Net Increase (Decrease) in Net Assets Resulting from Operations	**172,683,837**	**(159,746,978)**
Capital Stock Transactions($):		
Net proceeds from shares sold:		
Class A shares	55,858,916	176,465,930
Class B shares	1,359,200	3,226,436
Class C shares	1,432,361	6,575,046
Class R shares	102,781,316	1,292,633,559
Class T shares	1,297,338	617,309
Net assets received in connection with reorganization–Note 1:		
Class A shares	–	17,878,863
Class B shares	–	26,473,963
Class C shares	–	8,495,607
Class T shares	–	1,299,662
Cost of shares redeemed:		
Class A shares	(95,421,092)	(183,195,441)
Class B shares	(31,486,452)	(49,111,671)
Class C shares	(18,528,000)	(28,026,408)
Class R shares	(205,416,643)	(152,919,070)
Class T shares	(1,448,292)	(1,163,620)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(189,571,348)**	**1,119,250,165**
Total Increase (Decrease) in Net Assets	**(16,887,511)**	**959,503,187**
Net Assets ($):		
Beginning of Period	1,749,820,074	790,316,887
End of Period	**1,732,932,563**	**1,749,820,074**

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class A [a]		
Shares sold	2,571,019	7,811,737
Shares issued in connection with reorganization–Note 1	–	814,156
Shares redeemed	(4,384,428)	(8,227,754)
Net Increase (Decrease) in Shares Outstanding	**(1,813,409)**	**398,139**
Class B [a]		
Shares sold	65,721	382,949
Shares issued in connection with reorganization–Note 1	–	1,254,690
Shares redeemed	(1,519,999)	(2,306,177)
Net Increase (Decrease) in Shares Outstanding	**(1,454,278)**	**(668,538)**
Class C		
Shares sold	69,990	345,676
Shares issued in connection with reorganization–Note 1	–	402,445
Shares redeemed	(894,579)	(1,311,816)
Net Increase (Decrease) in Shares Outstanding	**(824,589)**	**(563,695)**
Class R		
Shares sold	4,586,681	58,871,026
Shares redeemed	(9,353,362)	(7,143,405)
Net Increase (Decrease) in Shares Outstanding	**(4,766,681)**	**51,727,621**
Class T		
Shares sold	60,750	36,579
Shares issued in connection with reorganization–Note 1	–	60,337
Shares redeemed	(68,023)	(53,363)
Net Increase (Decrease) in Shares Outstanding	**(7,273)**	**43,553**

[a] *During the period ended February 28, 2005, 86,542 Class B shares representing $1,798,741 were automatically converted to 82,391 Class A shares and during the period ended August 31, 2004, 161,351 Class B shares representing $3,480,611 were automatically converted to 154,779 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describes the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2005	Year Ended August 31,				
Class A Shares	(Unaudited)	2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	19.64	21.28	14.89	22.58	67.51	32.21
Investment Operations:						
Investment (loss)−net[a]	(.02)	(.24)	(.18)	(.25)	(.25)	(.43)
Net realized and unrealized gain (loss) on investments	1.98	(1.40)	6.57	(7.44)	(44.68)	35.98
Total from Investment Operations	1.96	(1.64)	6.39	(7.69)	(44.93)	35.55
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.25)
Net asset value, end of period	21.60	19.64	21.28	14.89	22.58	67.51
Total Return (%)[b]	9.98[c]	(7.71)	42.91	(34.06)	(66.55)	110.71
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.63[c]	1.42	1.57	1.55	1.22	1.12
Ratio of net investment (loss) to average net assets	(.07)[c]	(1.06)	(1.06)	(1.13)	(.66)	(.78)
Portfolio Turnover Rate	23.76[c]	127.75	61.71	77.42	100.86	112.24
Net Assets, end of period ($ x 1,000)	399,213	398,767	423,425	314,261	568,402	1,659,530

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	18.75	20.50	14.49	22.16	66.81	32.13
Investment Operations:						
Investment (loss)−net[a]	(.12)	(.43)	(.33)	(.42)	(.55)	(.90)
Net realized and unrealized gain (loss) on investments	1.88	(1.32)	6.34	(7.25)	(44.10)	35.83
Total from Investment Operations	1.76	(1.75)	6.01	(7.67)	(44.65)	34.93
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.25)
Net asset value, end of period	20.51	18.75	20.50	14.49	22.16	66.81
Total Return (%)[b]	9.39[c]	(8.54)	41.48	(34.61)	(66.83)	109.06
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.15[c]	2.36	2.54	2.43	2.04	1.93
Ratio of net investment (loss) to average net assets	(.59)[c]	(2.00)	(2.03)	(2.00)	(1.48)	(1.57)
Portfolio Turnover Rate	23.76[c]	127.75	61.71	77.42	100.86	112.24
Net Assets, end of period ($ x 1,000)	196,466	206,901	239,954	198,340	375,112	1,107,998

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.

See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	18.76	20.51	14.49	22.15	66.75	32.10
Investment Operations:						
Investment (loss)–net [a]	(.12)	(.42)	(.32)	(.41)	(.54)	(.90)
Net realized and unrealized gain (loss) on investments	1.88	(1.33)	6.34	(7.25)	(44.06)	35.80
Total from Investment Operations	1.76	(1.75)	6.02	(7.66)	(44.60)	34.90
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.25)
Net asset value, end of period	20.52	18.76	20.51	14.49	22.15	66.75
Total Return (%) [b]	9.38[c]	(8.53)	41.55	(34.58)	(66.82)	109.06
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.14[c]	2.33	2.51	2.38	2.00	1.91
Ratio of net investment (loss) to average net assets	(.57)[c]	(1.98)	(2.00)	(1.95)	(1.44)	(1.55)
Portfolio Turnover Rate	23.76[c]	127.75	61.71	77.42	100.86	112.24
Net Assets, end of period ($ x 1,000)	79,297	87,980	107,737	91,048	182,418	602,842

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	20.06	21.63	15.05	22.72	67.69	32.22
Investment Operations:						
Investment (loss)–net [a]	.03	(.05)	(.08)	(.16)	(.14)	(.30)
Net realized and unrealized gain (loss) on investments	2.01	(1.52)	6.66	(7.51)	(44.83)	36.02
Total from Investment Operations	2.04	(1.57)	6.58	(7.67)	(44.97)	35.72
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.25)
Net asset value, end of period	22.10	20.06	21.63	15.05	22.72	67.69
Total Return (%)	10.17[b]	(7.26)	43.72	(33.76)	(66.44)	111.21
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.43[b]	.86	.97	1.15	.86	.86
Ratio of net investment (loss) to average net assets	.13[b]	(.26)	(.45)	(.73)	(.34)	(.48)
Portfolio Turnover Rate	23.76[b]	127.75	61.71	77.42	100.86	112.24
Net Assets, end of period ($ x 1,000)	1,052,704	1,051,240	14,750	8,318	9,872	85,803

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	19.22	20.90	14.70	22.38	67.26	32.21
Investment Operations:						
Investment (loss)–net [a]	(.07)	(.31)	(.25)	(.34)	(.39)	(.66)
Net realized and unrealized gain (loss) on investments	1.92	(1.37)	6.45	(7.34)	(44.49)	35.96
Total from Investment Operations	1.85	(1.68)	6.20	(7.68)	(44.88)	35.30
Distributions:						
Dividends from net realized gain on investments	–	–	–	–	–	(.25)
Net asset value, end of period	21.07	19.22	20.90	14.70	22.38	67.26
Total Return (%) [b]	9.62 [c]	(8.04)	42.18	(34.32)	(66.72)	109.93
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91 [c]	1.79	2.07	1.99	1.59	1.48
Ratio of net investment (loss) to average net assets	(.35) [c]	(1.43)	(1.56)	(1.56)	(1.04)	(1.11)
Portfolio Turnover Rate	23.76 [c]	127.75	61.71	77.42	100.86	112.24
Net Assets, end of period ($ x 1,000)	5,253	4,931	4,451	3,364	6,583	19,049

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Technology Growth Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

On December 17, 2003, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's shareholders, all of the assets, subject to the liabilities, of the Dreyfus Premier NextTech Fund, a series of Dreyfus Premier Opportunity Funds, Inc., were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. The fund's net asset value on December 17, 2003 was $21.96 per share for Class A shares, $21.10 per share for Class B shares, $21.11 per share for Class C shares and $21.54 per share for Class T shares and a total of 814,156 Class A shares, 1,254,690 Class B shares, 402,445 Class C shares and 60,337 Class T shares, representing net assets of $17,878,863 Class A shares, $26,473,963 Class B shares, $8,495,607 Class C shares and $1,299,662 Class T shares (including $6,108,533 net unrealized appreciation on investments), were issued to Dreyfus Premier NexTech Fund shareholders in the exchange. The exchange was a tax free event to shareholders.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offsets in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $1,546,390,525 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. The amount of this loss which can be utilized in subsequent years is subject to an annual limitation due to the fund's merger with Dreyfus Premier NexTech Fund. If not applied, $16,085,504 of the carryover expires in fiscal 2008, $263,898,789 expires in fiscal 2009, $804,803,097 expires in fiscal 2010, $388,377,633 expires in fiscal 2011 and $73,225,502 expires in fiscal 2012. In addition, the amount of this loss that can be utilized in subsequent years is subject to annual limitations based on certain provisions of the Internal Revenue Service.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended February 28, 2005 was approximately $1,644,000, with a related weighted average annualized interest rate of 2.99%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended February 28, 2005, the Distributor retained $9,218 and $236 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $434,714 and $5,639 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended February 28, 2005, Class B, Class C and Class T shares were charged $793,478, $330,579 and $6,913, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B, Class C and Class T shares were charged $525,356, $264,493, $110,193 and $6,913, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $770,620 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $148,268 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,014,660, Rule 12b-1 distribution plan fees $162,412, shareholder services plan fees $132,457, custody fees $52,114 and transfer agency per account fees $349,647.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contrats, during the period ended February 28, 2005, amounted to $385,780,923 and $546,606,588, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each contract. At February 28, 2005, there were no forward currency exchange contracts outstanding.

At February 28, 2005, accumulated net unrealized appreciation on investments was $205,654,021, consisting of $241,433,668 gross unrealized appreciation and $35,779,647 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims.

Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus Premier
Technology Growth Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0255SA0205

Dreyfus
Large Company
Value Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Large Company Value Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Brian Ferguson.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Brian Ferguson, Portfolio Manager

How did Dreyfus Large Company Value Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced a total return of 13.30%.[1] This compares with the performance of the fund's benchmark, the Russell 1000 Value Index (the "Index"), which produced a total return of 13.75% for the same period.[2]

We attribute the fund's performance to an improving economic environment during much of the reporting period, which helped fuel a post-election rally in the final weeks of 2004. However, the fund's return modestly trailed that of the Index, primarily due to the fund's limited exposure to energy and consumer goods stocks.

On a separate note, Brian Ferguson became the fund's primary portfolio manager on October 5, 2004.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in large capitalization stocks. Large capitalization stocks are those with a market capitalization in excess of $5 billion at the time of purchase. The fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those issued in initial public offerings.

In choosing stocks, the fund employs a "bottom-up" approach, primarily focusing on large companies with strong positions in their industries and a catalyst that can trigger a price increase, such as a corporate restructuring or a change in management. We use fundamental analysis to create a broadly diversified value portfolio, normally with a weighted average p/e ratio less than or equal to that of the S&P 500 and a long-term projected earnings growth rate greater than or equal to that of the S&P 500. The manager selects stocks based on:

- *Value,* or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings or cash flow; and
- *Financial profile,* which measures the financial health of the company.

The fund typically sells a security when we believe there has been a negative change in the fundamental factors surrounding the company, the company has become fully valued, the company has lost favor in the current market or economic environment or a more attractive opportunity has been identified.

What other factors influenced the fund's performance?

Economic growth strengthened and consumer confidence improved throughout the reporting period, due in large part to low borrowing rates and encouraging employment statistics. In addition, we have seen evidence of higher levels of capital spending among businesses. These factors helped fuel a post-election stock market rally after a cloud of political uncertainty was lifted from the financial markets and the economy showed signs of a more sustainable recovery.

While the fund participated in the large-cap stock market's gain to a significant degree, its performance compared to the Index was undermined by its relatively light exposure to the energy and consumer staples areas. Most notably, the fund invested a smaller percentage of its assets than the benchmark in Exxon Mobil, which gained value as energy commodity prices surged. The fund also owned fewer shares of food and tobacco giant Altria Group than the benchmark, which fared well as litigation concerns eased.

On a more positive note, technology stocks made the largest contribution of any market sector to the fund's returns during the reporting period, with the greatest gains achieved by transaction and data warehousing provider NCR. The stock continues to outperform in anticipation of widespread adoption of a new check processing technology, "Check 21," that investors expect will boost earnings. Other technology holdings that fared well included telephony software and systems provider Comverse Technology and two semiconductor companies, Advanced Micro Devices and Fairchild Semiconductor.

The fund also received strong contributions to performance from the materials sector, where a number of chemical companies benefited from rising sales of ethylene used in food packaging, PVC pipes, antifreeze and soft drink bottles. Early in the reporting period, we identified an imbalance in the supply-and-demand dynamics for ethylene, which we believed would drive the plastic's price and manufacturers' earnings higher. Ethylene-related holdings that benefited during the reporting period included Lyondell, NOVA Chemicals and Westlake Chemical Corporation.

Much of the fund's positive performance in the utilities sector came from electricity provider TXU, which achieved strong gains after installing a new management team and restructuring its operations.

What is the fund's current strategy?

As of the end of the reporting period, the fund had maintained greater exposure than its benchmark to the financials sector, where we have emphasized brokerage and asset management companies; health care stocks, where we have favored pharmaceutical distributors; and the media industry, where we have found compelling investment opportunities in radio and billboard businesses. Conversely, the fund had less representation than the benchmark in the energy, telecommunications and consumer staples areas, primarily because many of these companies appreciated to levels we consider richly valued.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Large Company Value Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 6.88
Ending value (after expenses)	$1,133.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 6.51
Ending value (after expenses)	$1,018.35

† *Expenses are equal to the fund's annualized expense ratio of 1.30%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks–98.8%	Shares	Value ($)
Banking–7.3%		
Bank of America	38,048	1,774,939
Citigroup	42,207	2,014,118
Countrywide Financial	10,100	350,975
PHH	225 [a]	4,725
SunTrust Banks	9,000	651,960
		4,796,717
Basic Industry–1.1%		
Air Products & Chemicals	5,200	325,624
Bowater	1,700	66,011
Owens-Illinois	14,000 [a]	348,460
		740,095
Beverages and Tobacco–2.5%		
Altria Group	24,900	**1,634,685**
Broadcasting and Publishing–1.3%		
Time Warner	48,600 [a]	**837,378**
Capital Goods–10.4%		
Agilent Technologies	14,300 [a]	343,200
Eaton	8,800	613,800
Emerson Electric	14,300	948,376
Fluor	2,300 [b]	144,325
NCR	64,500 [a]	2,514,855
Navistar International	15,000 [a]	591,900
Tyco International	11,100	371,628
United Technologies	12,900	1,288,452
		6,816,536
Chemicals–1.6%		
Celanese, Ser.A	26,900 [a]	449,230
Lyondell Chemical	17,600	595,760
		1,044,990
Consumer Durables–.6%		
Walter Industries	9,500 [b]	**364,515**
Consumer Non-Durables–5.8%		
Colgate-Palmolive	22,500	1,190,700
Del Monte Foods	53,300 [a]	564,447
Jones Apparel Group	3,900	123,903

Common Stocks (continued)	Shares	Value ($)
Consumer Non-Durables (continued)		
Kraft Foods, Cl.A	14,100	471,645
NIKE, Cl.B	8,300	721,685
Newell Rubbermaid	11,200 [b]	249,648
Polo Ralph Lauren	12,600	496,440
		3,818,468
Consumer Services—8.8%		
ARAMARK, Cl.B	12,500 [b]	350,375
Abercrombie & Fitch, Cl.A	6,400	343,680
Advance Auto Parts	7,500 [a]	377,850
Brinker International	8,800 [a]	333,168
Cendant	4,500	99,540
Clear Channel Communications	34,400	1,144,832
DST Systems	2,400 [a]	113,976
Liberty Media, Cl.A	48,200 [a]	488,748
Liberty Media International, Cl.A	2,300 [a]	99,429
May Department Stores	11,600	400,316
McDonald's	20,100	664,908
Omnicom Group	10,500	956,235
Viacom, Cl.B	11,300	394,370
		5,767,427
Energy—11.6%		
BP, ADR	14,400	934,848
ChevronTexaco	27,900	1,732,032
Exxon Mobil	59,742	3,782,266
Kerr-McGee	14,700	1,141,602
		7,590,748
Financial Services—22.2%		
Alliance Capital Management Holding	15,300 [a,b]	719,559
American Express	6,000	324,900
American International Group	14,529	970,537
AmeriCredit	14,000 [a]	329,840
Chubb	12,500	988,875
Fannie Mae	9,500	555,370
Freddie Mac	13,000	806,000
Genworth Financial, Cl.A	31,800	895,488

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
Goldman Sachs Group	6,000	652,800
JPMorgan Chase & Co.	47,476	1,735,248
Janus Capital Group	7,100	99,613
Knight Trading Group, Cl.A	25,700 [a]	268,822
MBIA	1,700 [b]	99,620
Merrill Lynch & Co.	21,400	1,253,612
Morgan Stanley	14,200	801,874
PMI Group	21,900	881,475
PNC Financial Services Group	10,500	552,720
Prudential Financial	2,300	131,100
Radian Group	7,500	362,475
Wachovia	16,200	858,762
Wells Fargo & Co.	21,100	1,252,918
		14,541,608
Health Care−7.0%		
Boston Scientific	20,800 [a]	679,328
Cardinal Health	5,500	322,025
Cephalon	6,600 [a]	323,862
IVAX	33,450 [a]	534,866
Medco Health Solutions	28,300 [a]	1,257,086
PacifiCare Health Systems	5,300 [a]	336,444
PerkinElmer	29,100	645,438
Schering-Plough	27,400	519,230
		4,618,279
Insurance−1.8%		
Endurance Specialty Holdings	20,500	732,875
Reinsurance Group of America	9,200	419,980
		1,152,855
Merchandising−.7%		
Foot Locker	17,500	**477,750**
Technology−6.6%		
Agere Systems, Cl.A	135,300 [a]	221,892
Automatic Data Processing	16,700	717,432
Ceridian	12,800 [a]	233,600
Fairchild Semiconductor International	19,100 [a]	315,532

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Fiserv	14,300 a	542,542
International Business Machines	8,300	768,414
Micron Technology	20,200 a,b	232,300
Microsoft	27,300	687,414
Solectron	62,200 a	307,890
SunGard Data Systems	12,100 a	315,931
		4,342,947
Telecommunications–1.3%		
Sprint	36,700 b	**869,056**
Transportation–.2%		
CSX	3,100	**128,061**
Utilities–8.0%		
ALLTEL	10,500 b	600,600
Calpine	54,200 a,b	179,402
Edison International	19,000	617,120
Entergy	9,400 b	649,728
Exelon	21,000 b	952,560
NRG Energy	4,600 a	177,146
PG&E	19,600 a	689,528
PPL	6,100	332,694
Verizon Communications	29,900	1,075,503
		5,274,281
Total Common Stocks		
(cost $53,094,042)		**64,816,396**

Short-Term Investments–1.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.18%, 3/3/2005	50,000	49,994
2.15%, 3/10/2005	576,000	575,660
Total Short-Term Investments		
(cost $625,684)		**625,654**

Investment of Cash Collateral for Securities Loaned—7.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $4,890,600)	4,890,600 c	**4,890,600**
Total Investments (cost $58,610,326)	**107.3%**	**70,332,650**
Liabilities, Less Cash and Receivables	**(7.3%)**	**(4,778,157)**
Net Assets	**100.0%**	**65,554,493**

ADR—American Depository Receipts.

a   Non-income producing.

b   All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $4,679,300 and the total market value of the collateral held by the fund is $4,890,600.

c   Investment in affiliated money market mutual fund.

See notes to financial statements.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial Services	22.2	Banking	7.3
Energy	11.6	Health Care	7.0
Capital Goods	10.4	Technology	6.6
Consumer Services	8.8	Consumer Non Durables	5.8
Short-Term/		Other	11.1
Money Market Investment	8.5		
Utilities	8.0		**107.3**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $4,679,300)—Note 1(c):		
Unaffiliated issuers	53,719,726	65,442,050
Affiliated issuers	4,890,600	4,890,600
Cash		125,597
Dividends and interest receivable		102,135
Receivable for shares of Common Stock subscribed		6,800
Prepaid expenses		8,704
		70,575,886
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		60,437
Liability for securities on loan—Note 1(c)		4,890,600
Payable for shares of Common Stock redeemed		17,487
Accrued expenses		52,869
		5,021,393
Net Assets ($)		**65,554,493**
Composition of Net Assets ($):		
Paid-in capital		50,507,736
Accumulated undistributed investment income—net		300,677
Accumulated net realized gain (loss) on investments		3,023,756
Accumulated net unrealized appreciation (depreciation) on investments		11,722,324
Net Assets ($)		**65,554,493**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		3,083,266
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**21.26**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $135 foreign taxes withheld at source)	698,323
Interest	11,445
Income from securities lending	2,005
Total Income	**711,773**
Expenses:	
Management fee–Note 3(a)	233,599
Shareholder servicing costs–Note 3(b)	120,443
Professional fees	27,493
Prospectus and shareholders' reports	8,798
Registration fees	7,696
Custodian fees–Note 3(b)	5,930
Directors' fees and expenses–Note 3(c)	245
Interest expense–Note 2	174
Miscellaneous	957
Total Expenses	**405,335**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(422)
Net Expenses	**404,913**
Investment Income–Net	**306,860**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	6,170,889
Net realized gain (loss) on financial futures	(12,546)
Net Realized Gain (Loss)	**6,158,343**
Net unrealized appreciation (depreciation) on investments, (including $44,625 net unrealized appreciation on financial futures)	1,364,735
Net Realized and Unrealized Gain (Loss) on Investments	**7,523,078**
Net Increase in Net Assets Resulting from Operations	**7,829,938**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income–net	306,860	453,057
Net realized gain (loss) on investments	6,158,343	4,815,246
Net unrealized appreciation (depreciation) on investments	1,364,735	1,914,542
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,829,938**	**7,182,845**
Dividends to Shareholders from ($):		
Investment income–net	**(455,578)**	**(450,145)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	3,951,885	8,882,383
Dividends reinvested	437,337	432,715
Cost of shares redeemed	(5,399,005)	(22,849,928)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(1,009,783)**	**(13,534,830)**
Total Increase (Decrease) in Net Assets	**6,364,577**	**(6,802,130)**
Net Assets ($):		
Beginning of Period	59,189,916	65,992,046
End of Period	**65,554,493**	**59,189,916**
Undistributed investment income–net	300,677	449,395
Capital Share Transactions (Shares):		
Shares sold	198,432	478,082
Shares issued for dividends reinvested	21,758	24,161
Shares redeemed	(269,375)	(1,258,232)
Net Increase (Decrease) in Shares Outstanding	**(49,185)**	**(755,989)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	Year Ended August 31, 2003	Year Ended August 31, 2002	Ten Months Ended August 31, 2001[a]	Year Ended October 31, 2000	Year Ended October 31, 1999
Per Share Data ($):							
Net asset value, beginning of period	18.90	16.97	15.99	19.70	22.51	24.04	21.23
Investment Operations:							
Investment income−net[b]	.10	.13	.11	.12	.12	.09	.13
Net realized and unrealized gain (loss) on investments	2.41	1.94	1.00	(2.64)	(1.71)	1.42	2.77
Total from Investment Operations	2.51	2.07	1.11	(2.52)	(1.59)	1.51	2.90
Distributions:							
Dividends from investment income−net	(.15)	(.14)	(.13)	(.10)	(.12)	(.13)	(.09)
Dividends from net realized gain on investments	–	–	–	(1.09)	(1.10)	(2.91)	–
Total Distributions	(.15)	(.14)	(.13)	(1.19)	(1.22)	(3.04)	(.09)
Net asset value, end of period	21.26	18.90	16.97	15.99	19.70	22.51	24.04
Total Return (%)	13.30[c]	12.22	7.00	(13.49)	(7.29)[c]	7.11	13.71
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.64[c]	1.35	1.32	1.25	.99[c]	1.23	1.26
Ratio of net expenses to average net assets	.64[c]	1.35	1.32	1.25	.99[c]	1.23	1.26
Ratio of net investment income to average net assets	.49[c]	.73	.72	.66	.59[c]	.43	.55
Portfolio Turnover Rate	86.08[c]	58.15	58.45	50.61	89.62[c]	152.15	141.99
Net Assets, end of period ($ x 1,000)	65,554	59,190	65,992	68,568	86,062	94,468	121,861

[a] The fund changed its fiscal year from October 31 to August 31.
[b] Based on average shares outstanding at each month end.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Large Company Value Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions, and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,070,358 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2004 was as follows: ordinary income $450,145. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended February 28, 2005 was approximately $11,600 with a related weighted average annualized interest rate of 3.02%.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25 of 1% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, the fund was charged $77,866 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $23,682 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $5,930 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $37,553, shareholder services plan fees $12,518, custodian fees $1,766 and transfer agency per account fees $8,600.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended February 28, 2005, amounted to $54,986,978 and $52,319,809, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At February 28, 2005, there were no financial futures contracts outstanding.

At February 28, 2005, accumulated net unrealized appreciation on investments was $11,722,324, consisting of $12,259,378 gross unrealized appreciation and $537,054 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTE 6—Subsequent Event:

Pursuant to an Agreement and Plan Reorganization, approved by the fund's Board of Directors on December 14, 2004, and the fund's shareholders on April 7, 2005, on April 18, 2005, the fund's assets will be transferred in a tax-free reorganization to Dreyfus Premier Strategic Value Fund-Class A shares. The fund will cease operations on April 18, 2005 and existing shareholders will become shareholders of Dreyfus Premier Strategic Value Fund-Class A on that date.

NOTES

For More Information

**Dreyfus
Large Company Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0251SA0205

Dreyfus
Midcap Value Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Midcap Value Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Peter Higgins and David Daglio.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Peter Higgins and David Daglio, Portfolio Managers

How did Dreyfus Midcap Value Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, Dreyfus Midcap Value Fund produced an 18.20% total return.[1] This compares with the 18.03% return provided by the fund's benchmark, the Russell Midcap Value Index (the "Index"), for the same period.[2]

We attribute the fund's performance to an improving economic environment during much of the reporting period, which helped fuel a post-election rally in the final weeks of 2004. The fund produced modestly higher returns than the Index, primarily due to strong stock selections in the technology, energy, consumer discretionary and telecommunications sectors.

What is the fund's investment approach?

The fund's goal is to surpass the performance of the Index by investing in midcap companies with market capitalizations between $1 billion and $25 billion at the time of purchase.

We identify potential investments through extensive quantitative and fundamental research. When selecting stocks, the fund will focus on individual stock selection, emphasizing three key factors:

- *Value,* or how the stock is priced relative to its intrinsic worth based on a variety of traditional measures;
- *Business health,* as defined by the company's overall efficiency and profitability; and
- *Business momentum,* or the presence of a catalyst such as corporate restructuring, change in management or a spin-off that could trigger an increase in the stock's price in the near term to midterm.

We typically sell a stock when we no longer consider it attractively valued, when it appears less likely to benefit from the current market and economic environment, when it shows deteriorating fundamentals or declining momentum or when its performance falls short of our expectations.

What other factors influenced the fund's performance?

Economic growth strengthened and consumer confidence improved over the reporting period, due in large part to low borrowing rates and encouraging employment statistics. In addition, we have seen evidence of higher levels of capital spending among businesses. These factors helped fuel a post-election stock market rally after a cloud of political uncertainty was lifted from the financial markets and the economy showed signs of a more sustainable recovery.

Midcap stocks generally posted higher returns than their small- and large-cap counterparts during the reporting period. The fund participated strongly in the midcap market's gains, with particularly attractive returns coming from investments in the technology, energy, consumer discretionary and telecommunications sectors.

In the technology area, which we have favored for some time now, performance was driven primarily by gains in semiconductor and semiconductor capital equipment stocks. These companies previously had suffered from high inventory levels and lackluster customer demand, and their stocks had fallen to relatively low prices when the reporting period began. Because we believed that their valuations were compelling, we added to the fund's semiconductor holdings. This decision benefited the fund when semiconductor stocks rebounded later in the reporting period.

Energy stocks delivered strong results due to high oil and gas prices throughout the reporting period. The fund maintained heavier exposure to these stocks than did the benchmark, enabling it to produce higher returns than the benchmark's energy component. Similarly, a relatively heavy weighting in consumer stocks bolstered the fund's relative performance, with especially strong performance stemming from our holdings in Abercrombie & Fitch, a specialty retailer that surprised many analysts with a strong Christmas season and favorable same-store sales comparisons. Other winners within the consumer area were Circuit City Stores, AutoZone and Dollar Tree Stores, all of which provided particularly attractive returns. The fund's wireless telecommunications holdings also fared well amid ongoing industry consolidation. The fund's stock selection strategy and slightly underweighted position in the financials sector contributed positively to its performance. More specifically, we limited the fund's exposure to banks, thrifts and insurance companies, which lagged during the reporting period, and instead focused on online brokers, which fared well. Finally, the fund's overweighted position in health care stocks contributed positively to its performance.

On the other hand, the fund's return was hindered somewhat by its limited representation in the utilities and industrials sectors. Although these two industry groups performed well, we regarded them as richly valued. As a result, the fund did not participate fully in their gains.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to favor stocks in the energy, technology and health care sectors. In addition, we have trimmed the fund's exposure to stocks in the basic industries, capital goods and transportation areas after these stocks reached our price targets. We have redeployed those assets primarily into consumer services and financial stocks, where we believe valuations are relatively compelling.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Value Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Midcap Value Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 6.49
Ending value (after expenses)	$1,182.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 6.01
Ending value (after expenses)	$1,018.84

† *Expenses are equal to the fund's annualized expense ratio of 1.20%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks—100.3%	Shares	Value ($)
Banking—1.6%		
Advance America Cash Advance Centers	279,290	5,677,966
Colonial BancGroup	729,900	14,868,063
		20,546,029
Basic Industries—6.2%		
Abitibi-Consolidated	1,045,200	4,818,372
Allegheny Technologies	313,100	7,705,391
Arch Coal	173,220	7,723,880
Bowater	112,600	4,372,258
Great Lakes Chemical	294,300	7,857,810
Massey Energy	510,500	22,247,590
Owens-Illinois	388,800 [a]	9,677,232
Smurfit-Stone Container	273,600 [a]	4,549,968
Timken	447,510	12,664,533
		81,617,034
Capital Goods—2.6%		
General Dynamics	27,800	2,928,730
NCR	45,700 [a]	1,781,843
Navistar International	729,500 [a]	28,786,070
		33,496,643
Chemicals—.1%		
Huntsman	63,180 [a,b]	**1,804,421**
Consumer Durables—1.7%		
Centex	290,000	18,441,100
Tiffany & Co.	107,000	3,226,050
		21,667,150
Consumer Non-Durables—3.2%		
Colgate-Palmolive	63,000	3,333,960
Del Monte Foods	1,334,300 [a]	14,130,237
General Mills	113,400	5,938,758
H.J. Heinz	62,400	2,348,736
Jones Apparel Group	117,400	3,729,798
Kellogg	124,000	5,456,000
Polo Ralph Lauren	60,600	2,387,640
Reader's Digest Association	288,100	4,984,130
		42,309,259

Common Stocks (continued)	Shares		Value ($)
Consumer Services–17.8%			
ARAMARK, Cl. B	204,800		5,740,544
Advance Auto Parts	33,200	a	1,672,616
AnnTaylor Stores	448,890	a	9,947,402
Applebee's International	92,300		2,631,473
AutoZone	75,100	a	7,277,190
Brinker International	289,100	a	10,945,326
Career Education	1,128,433	a	38,535,987
Circuit City Stores- Circuit City Group	652,450		10,197,793
Citadel Broadcasting	820,640	a	11,587,437
Clear Channel Communications	455,800		15,169,024
Corinthian Colleges	428,100	a	7,401,849
DST Systems	144,680	a	6,870,853
Dollar Tree Stores	460,390	a	12,407,510
EarthLink	458,818	a	4,005,481
IAC/InterActiveCorp	572,890	a,b	12,890,025
Kroger	591,100	a	10,633,889
Linens 'n Things	150,520	a	4,047,483
Office Depot	288,800	a	5,559,400
Omnicom Group	167,300		15,236,011
Outback Steakhouse	130,700		5,869,737
Rent-A-Center	215,900	a	5,602,605
Ruby Tuesday	136,850		3,309,033
Safeway	515,490	a	9,485,016
Univision Communications, Cl. A	589,100	a	15,546,349
			232,570,033
Energy–13.8%			
Chesapeake Energy	708,400		15,365,196
GlobalSantaFe	502,527	b	18,844,762
Grant Prideco	363,860	a	8,790,858
Kerr-McGee	154,800		12,021,768
Key Energy Services	369,100	a	5,100,962
Marathon Oil	696,000		32,948,640
Nabors Industries	272,640	a	15,649,536

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Noble Energy	150,200	10,159,528
Patterson-UTI Energy	514,410	12,860,250
Tidewater	239,650	9,890,355
Transocean	253,900 [a]	12,309,072
Valero Energy	210,770	15,015,255
Weatherford International	201,900 [a]	12,035,259
		180,991,441
Financial Services—11.3%		
Acxiom	10	225
Archstone-Smith Trust	214,400	7,253,152
CIT Group	604,200	24,379,470
Comerica	57,900	3,304,932
E*TRADE Financial	2,234,480 [a]	29,651,550
Equity Office Properties Trust	365,800	11,036,186
Hartford Financial Services Group	27,800	2,000,210
Janus Capital Group	1,381,500	19,382,445
Knight Trading Group	1,431,530 [a]	14,973,804
MBIA	165,700	9,710,020
PNC Financial Services Group	39,600	2,084,544
PartnerRe	56,400	3,533,460
SEI Investments	170,900	6,316,464
UnumProvident	886,380	14,997,550
		148,624,012
Forest Products and Paper—.3%		
Domtar	413,900 [b]	**3,766,490**
Health Care—13.7%		
Barr Pharmaceuticals	83,300 [a]	3,976,742
Baxter International	129,700	4,625,102
Biogen Idec	261,500 [a]	10,106,975
Biovail	1,081,530 [a]	17,347,741
Boston Scientific	551,600 [a]	18,015,256
Cardinal Health	296,700	17,371,785
Cephalon	873,600 [a]	42,867,552

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Express Scripts	96,500	a	7,265,485
IVAX	1,278,435	a	20,442,176
King Pharmaceuticals	663,680	a	6,338,144
Omnicare	624,600		21,542,454
Watson Pharmaceuticals	48,110	a	1,527,011
WebMD	993,800	a,b	7,493,252
			178,919,675
Merchandising−.2%			
Dollar General	139,900		**2,970,077**
Miscellaneous−.7%			
Alpha Natural Resources	108,010	a	2,808,260
Diebold	55,500		2,962,035
Intuit	73,800	a	3,158,640
			8,928,935
Technology−20.0%			
Advanced Micro Devices	435,540	a	7,600,173
Agere Systems, Cl. A	4,379,600	a	7,182,544
Atmel	3,885,020	a	12,237,813
Axcelis Technologies	1,192,800	a	10,258,080
BearingPoint	2,404,900	a	18,902,514
Celestica	649,200	a	8,348,712
Ceridian	676,300	a	12,342,475
Compuware	2,352,900	a	15,905,604
Conexant Systems	1,758,600	a	3,165,480
Cypress Semiconductor	817,450	a	11,509,696
Electronic Data Systems	89,920		1,915,296
Fairchild Semiconductor, Cl. A	998,945	a	16,502,571
Flextronics International	708,280	a	9,455,538
Gateway	608,800	a	2,861,360
Infineon Technologies, ADR	397,800	a,b	4,113,252
JDS Uniphase	4,235,500	a	8,047,450
Lam Research	518,100	a	16,289,064
McDATA, Cl. A	514,800	a,b	2,023,164

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
McDATA, Cl. B	56,700	a	203,553
Micron Technology	781,600	a,b	8,988,400
Sanmina-SCI	3,085,340	a	17,123,637
Scientific-Atlanta	227,850		7,040,565
Solectron	430,570	a	2,131,321
Synopsys	566,770	a	10,258,537
3Com	1,435,569	a	5,139,337
Teradyne	572,490	a	8,827,796
Unisys	465,210	a	3,572,813
United Microelectronics, ADR	6,367,838	a	23,561,001
Vishay Intertechnology	493,900	a	6,445,395
			261,953,141
Telecommunications−.2%			
Sprint (FON Group)	123,000		**2,912,640**
Transportation−1.7%			
Continental Airlines Cl. B	622,300	a,b	6,664,833
Norfolk Southern	129,100		4,633,399
Swift Transportation	212,383	a	5,037,725
Union Pacific	102,900		6,529,005
			22,864,962
Utilities−5.2%			
CMS Energy	459,600	a	5,579,544
Calpine	5,513,170	a,b	18,248,593
Constellation Energy Group	111,000		5,713,170
Dominion Resources	58,000		4,177,740
Entergy	164,800		11,390,976
Exelon	105,000		4,762,800
FirstEnergy	105,700		4,359,068
Nextel Communications, Cl. A	329,400	a	9,694,242
PPL	73,300		3,997,782
			67,923,915
Total Common Stocks			
(cost $1,166,411,979)			**1,313,865,857**

Short-Term Investments−.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.28%, 3/10/2005	286,000	285,831
2.33%, 3/17/2005	3,610,000	3,606,174
Total Short-Term Investments (cost $3,892,092)		**3,892,005**

Investment of Cash Collateral for Securities Loaned−3.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $47,161,258)	47,161,258 c	**47,161,258**

Total Investments (cost $1,217,465,329)	**104.2%**	**1,364,919,120**
Liabilities, Less Cash and Receivables	**(4.2%)**	**(54,800,060)**
Net Assets	**100.0%**	**1,310,119,060**

ADR—American Depository Receipts.
[a] *Non-income producing.*
[b] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $41,490,154 and the total market value of the collateral held by the fund is $47,161,258.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Technology	20.0	Utilities	5.2
Consumer Services	17.8	Short-Term/Money	
Energy	13.8	Market Investment	3.9
Health Care	13.7	Other	12.3
Financial Services	11.3		
Basic Industries	6.2		**104.2**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $41,490,154)—Note 1(b):		
Unaffiliated issuers	1,170,304,071	1,317,757,862
Affiliated issuers	47,161,258	47,161,258
Cash		1,269,755
Receivable for investment securities sold		8,306,570
Dividends and interest receivable		724,934
Receivable for shares of Common Stock subscribed		617,636
Prepaid expenses		47,991
		1,375,886,006
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		1,071,417
Liability for securities on loan—Note 1(b)		47,161,258
Payable for investment securities purchased		13,636,252
Payable for shares of Common Stock redeemed		3,030,123
Accrued expenses		867,896
		65,766,946
Net Assets ($)		**1,310,119,060**
Composition of Net Assets ($):		
Paid-in capital		1,187,922,477
Accumulated investment (loss)—net		(2,725,700)
Accumulated net realized gain (loss) on investments		(22,531,508)
Accumulated net unrealized appreciation (depreciation) on investments		147,453,791
Net Assets ($)		**1,310,119,060**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		40,667,466
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**32.22**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $18,322 foreign taxes withheld at source)	4,570,741
Income from securities lending	239,853
Interest	16,858
Total Income	**4,827,452**
Expenses:	
Management fee–Note 3(a)	4,701,508
Shareholder servicing costs–Note 3(b)	2,662,604
Custodian fees–Note 3(b)	57,553
Professional fees	40,222
Prospectus and shareholders' reports	35,877
Interest expense–Note 2	15,805
Directors' fees and expenses–Note 3(c)	14,166
Registration fees	13,792
Miscellaneous	11,625
Total Expenses	**7,553,152**
Investment (Loss)–Net	**(2,725,700)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	98,670,547
Net unrealized appreciation (depreciation) on investments	112,963,779
Net Realized and Unrealized Gain (Loss) on Investments	**211,634,326**
Net Increase in Net Assets Resulting from Operations	**208,908,626**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment (loss)–net	(2,725,700)	(4,613,759)
Net realized gain (loss) on investments	98,670,547	257,214,747
Net unrealized appreciation (depreciation) on investments	112,963,779	(109,766,086)
Net Increase (Decrease) in Net Assets Resulting from Operations	**208,908,626**	**142,834,902**
Capital Stock Transactions ($):		
Net proceeds from shares sold	118,925,004	529,016,395
Cost of shares redeemed	(197,594,149)	(497,325,872)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(78,669,145)**	**31,690,523**
Total Increase (Decrease) in Net Assets	**130,239,481**	**174,525,425**
Net Assets ($):		
Beginning of Period	1,179,879,579	1,005,354,154
End of Period	**1,310,119,060**	**1,179,879,579**
Undistributed investment (loss)–net	(2,725,700)	–
Capital Share Transactions (Shares):		
Shares sold	3,904,796	19,263,012
Shares redeemed	(6,540,708)	(18,115,151)
Net Increase (Decrease) in Shares Outstanding	**(2,635,912)**	**1,147,861**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, | | | | |
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	27.25	23.85	17.58	26.33	28.11	21.70
Investment Operations:						
Investment (loss)−net[a]	(.07)	(.10)	(.08)	(.12)	(.06)	(.09)
Net realized and unrealized gain (loss) on investments	5.04	3.50	6.35	(6.92)	1.56	7.74
Total from Investment Operations	4.97	3.40	6.27	(7.04)	1.50	7.65
Distributions:						
Dividends from net realized gain on investments	–	–	–	(1.71)	(3.28)	(1.24)
Net asset value, end of period	32.22	27.25	23.85	17.58	26.33	28.11
Total Return (%)	18.20[b]	14.26	35.67	(28.81)	7.02	37.60
Ratios/ Supplemental Data (%):						
Ratio of total expenses to average net assets	.60[b]	1.18	1.35	1.20	1.15	1.31
Ratio of net investment (loss) to average net assets	(.22)[b]	(.37)	(.43)	(.51)	(.20)	(.38)
Portfolio Turnover Rate	59.27[b]	145.33	158.01	177.31	191.89	242.27
Net Assets, end of period ($ x 1,000)	1,310,119	1,179,880	1,005,354	800,269	1,136,242	189,044

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Midcap Value Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is to surpass the performance of the Russell Midcap Value Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to existing shareholders without a sales charge. The fund is closed to new investors.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $56,872,694 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2011.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended February 28, 2005 was approximately $1,250,300 with a related weighted average annualized interest rate of 2.55%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25 of 1% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, the fund was charged $1,567,169 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $147,441 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $57,553 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $749,741, shareholder services plan fees $249,914, custodian fees $21,762 and transfer agency per account fees $50,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended February 28, 2005, redemption fees charged and retained by the fund amounted to $141.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $747,697,957 and $824,773,129, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $147,453,791, consisting of $195,654,406 gross unrealized appreciation and $48,200,615 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

Dreyfus
Midcap Value Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0258SA0205

Dreyfus Premier
Future Leaders Fund

SEMIANNUAL REPORT February 28, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Future Leaders Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Paul Kandel and Hilary Woods.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Paul Kandel and Hilary Woods, Portfolio Managers

How did Dreyfus Premier Future Leaders Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 19.77% for Class A shares, 19.44% for Class B shares, 19.41% for Class C shares, 20.05% for Class R shares and 19.62% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 2000 Index (the "Index"), achieved a total return of 16.40% for the same period.[2]

We attribute these results to stronger U.S. and global economic growth, accompanied by low inflation, rising corporate earnings and a more stable geopolitical environment. These conditions led to renewed confidence among investors. Small-cap stocks generally rose more sharply than their large-cap counterparts, a trend that favored the fund and its benchmark. Markets also saw a shift toward higher-quality stocks, particularly during the final two months of the reporting period, with increased demand for shares of companies with sound fundamentals and reasonable valuations. The fund was well-positioned for this development as well. The fund produced higher returns than its benchmark, primarily due to our disciplined stock selection process, which led to relatively good individual stock selections in the producer durables, technology and consumer discretionary sectors.

What is the fund's investment approach?

The fund seeks capital growth by investing at least 80% of its assets in companies we believe are future leaders: companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. The fund primarily invests in companies with market capitalizations of less than $2 billion at the time of purchase. However, since the fund may continue to hold its securities as their market capitalizations grow, a substantial portion of the fund's holdings can have market capitalizations in excess of $2 billion at any given time.

When choosing stocks, the fund uses a blended approach, investing in a combination of growth and value stocks. Using fundamental research and direct management contact, we seek stocks with strong positions in major product lines, sustained achievement records and strong financial conditions. We also seek special situations, such as corporate restructurings or management changes that could increase the stock price.

What other factors influenced the fund's performance?

Robust global industrial activity created a positive environment for stocks in several market sectors, helping the fund to participate fully in the benchmark's rise among energy stocks, and to exceed the benchmark's gains in the producer durables sector. The fund's returns relative to the benchmark benefited from its relatively heavy exposure to the producer durables area and good individual stock selections within the sector. Top performers included mining and excavating equipment maker Joy Global; electronic parts manufacturer AMETEK; construction and agricultural machinery producer JLG Industries; and data networking cable maker Belden CDT.

The fund also enjoyed relatively good results in the technology and consumer discretionary sectors. Among technology stocks, the fund emphasized semiconductor companies, an area that, while volatile, delivered attractive gains for the reporting period overall. Certain semiconductor holdings, such as Sigmatel and Microsemi, delivered particularly strong returns. Other technology holdings, such as ID card printer Fargo Electronic and enterprise software developer Hyperion Solutions also contributed to the fund's relatively good performance. In the consumer discretionary sector, investments in casino-and-gaming companies, such as Penn National Gaming and Shuffle Master, and specialty retailers, such as Guitar Center and Pacific Sunwear of California, further bolstered the fund's returns.

While the fund outperformed its benchmark in most market sectors, a few proved mildly disappointing. Gains in materials and processing stocks, while strong, trailed slightly behind the benchmark. Volatility affecting holdings such as Agnico-Eagle Mines, Wausau-Mosinee Paper and Agrium held back returns. A small number of individual investments in the autos and transports sector, such as Northwest Airlines and Golar LNG, also undermined relative returns due to rising commodity costs.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to focus on companies with strong underlying business fundamentals and reasonable valuations. Among the market's various sectors, we have emphasized investments in energy companies in light of increasing global demand and rising prices for oil and gas. We also have found a number of individual investment opportunities among technology stocks, leading us to allocate a slightly greater percentage of the fund's assets to technology stocks than the benchmark. On the other hand, the fund has maintained relatively light exposure to consumer discretionary and financial stocks, which we believe may be susceptible to rising interest rates. We also have trimmed the fund's exposure to materials and processing stocks, many of which appear to us fully valued and vulnerable to any slowing in industrial demand. As always, we are prepared to change the fund's composition as market conditions evolve.

March 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement effective March 16, 2005 through March 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.* **Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.**

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Future Leaders Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.90	$ 11.86	$ 11.64	$ 5.84	$ 10.02
Ending value (after expenses)	$1,197.70	$1,194.40	$1,194.10	$1,200.50	$1,196.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.25	$ 10.89	$ 10.69	$ 5.36	$ 9.20
Ending value (after expenses)	$1,017.60	$1,013.98	$1,014.18	$1,019.49	$1,015.67

† *Expenses are equal to the fund's annualized expense ratio of 1.45% for Class A, 2.18% for Class B, 2.14% for Class C, 1.07% for Class R and 1.84% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks−99.5%	Shares	Value ($)
Autos & Transports−5.0%		
Golar LNG	201,500 a	2,855,255
Northwest Airlines	321,500 a,b	2,260,145
UTI Worldwide	51,500	3,819,240
Wabtec	183,500	3,378,235
		12,312,875
Consumer Services−17.8%		
Cato, Cl. A	25,800	767,292
Corinthian Colleges	200,000 a,b	3,458,000
FactSet Research Systems	24,150 b	796,709
Finish Line, Cl. A	195,000	3,989,700
Guitar Center	71,000 a	4,301,180
Pacific Sunwear of California	152,000 a	3,915,520
Performance Food Group	145,000 a	3,935,300
Ralcorp Holdings	90,000	4,189,500
Scientific Games, Cl. A	53,900 a	1,386,308
Shuffle Master	136,000 a,b	4,455,360
Spanish Broadcasting System, Cl. A	343,000 a	3,447,150
Stage Stores	32,800 a	1,264,768
WMS Industries	133,000 a,b	3,988,670
Warnaco Group	161,000 a	3,851,120
		43,746,577
Energy−9.6%		
Denbury Resources	120,000 a	4,076,400
Grey Wolf	590,000 a	3,829,100
Key Energy Services	237,500 a	3,282,250
Remington Oil & Gas	107,000 a,b	3,565,240
Todco, Cl. A	190,000 a	4,786,100
Veritas DGC	149,000 a	4,040,880
		23,579,970
Financial Services−19.5%		
Arch Capital Group	65,000 a	2,696,200
BankAtlantic Bancorp, Cl. A	185,000	3,331,850
First Midwest Bancorp	89,500	3,054,635
First Niagara Financial Group	214,500	2,936,505
Global Payments	54,000	2,998,080

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
MAF Bancorp	76,000	3,312,840
Max Re Capital	141,500	3,255,915
Nasdaq Stock Market	296,500 a	3,125,110
National Financial Partners	90,100	3,558,950
Nelnet, Cl. A	122,200 a	4,165,798
Provident Bankshares	35,200	1,176,032
Republic Bancorp	54,615	794,648
Saxon Capital	137,500	2,469,500
Selective Insurance Group	21,700	998,417
Southwest Bancorporation of Texas	175,000	3,333,750
Susquehanna Bancshares	25,100	618,464
Texas Regional Bancshares, Cl. A	104,000	3,100,240
Westamerica Bancorporation	56,000	2,917,040
		47,843,974
Health Care—11.1%		
Andrx	144,000 a,b	3,232,800
Apria Healthcare Group	121,500 a,b	3,943,890
Barrier Therapeutics	180,000 a	3,101,400
Beverly Enterprises	324,500 a	3,894,000
Bone Care International	109,000 a	2,949,540
Magellan Health Services	94,500 a	3,230,010
Renal Care Group	89,000 a	3,506,600
Serologicals	140,000 a,b	3,383,800
		27,242,040
Materials & Processing—8.2%		
Agnico-Eagle Mines	286,500	4,145,655
Crown Holdings	229,500 a	3,775,275
Pan American Silver	240,000 a	4,056,000
Wausau-Mosinee Paper	253,000	3,815,240
York International	115,000	4,447,050
		20,239,220

Common Stocks (continued)	Shares		Value ($)
Producer Durables—6.2%			
AGCO	200,000	a,b	3,894,000
Albany International, Cl. A	100,000		3,225,000
JLG Industries	200,000	b	4,280,000
Joy Global	103,500		3,803,625
			15,202,625
Technology—15.8%			
Belden CDT	165,000		3,963,300
Electronics for Imaging	44,800	a	742,336
Fargo Electronics	75,800	a	1,046,798
Hutchinson Technology	86,000	a	2,808,760
Hyperion Solutions	67,000	a	3,382,160
InfoSpace	57,500	a	2,383,950
Integrated Device Technology	250,000	a	3,127,500
Maxtor	386,000	a	2,138,440
Microsemi	206,000	a	3,349,560
PMC-Sierra	336,000	a,b	3,343,200
ScanSource	20,200	a	1,267,550
Sigmatel	97,000	a	4,043,930
Varian Semiconductor Equipment Associates	98,500	a	3,924,240
Wind River Systems	247,500	a	3,331,350
			38,853,074
Utilities—5.2%			
Arch Coal	71,500		3,188,185
El Paso Electric	171,500	a	3,424,855
Westar Energy	104,000		2,389,920
Western Gas Resources	100,000		3,700,000
			12,702,960
Other—1.1%			
iShares Nasdaq Biotechnology Index	39,500	a,b	**2,697,850**
Total Common Stocks			
(cost $189,145,801)			**244,421,165**

Short-Term Investments−1.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.12%, 3/3/2005	1,283,000	1,282,833
2.10%, 3/10/2005	752,000	751,556
2.33%, 3/17/2005	802,000	801,150
Total Short-Term Investments (cost $2,835,623)		**2,835,539**

Investment of Cash Collateral for Securities Loaned−9.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $22,248,350)	22,248,350 c	**22,248,350**
Total Investments (cost $214,229,774)	**109.7%**	**269,505,054**
Liabilities, Less Cash and Receivables	**(9.7%)**	**(23,920,155)**
Net Assets	**100.0%**	**245,584,899**

[a] *Non-income producing.*
[b] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $21,094,755 and the total market value of the collateral held by the fund is $22,248,350.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial Services	19.5	Energy	9.6
Consumer Services	17.8	Material & Processing	8.2
Technology	15.8	Other	17.5
Health Care	11.1		
Short-Term/			**109.7**
Money Market Investments	10.2		

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $21,094,755)–Note 1(b):		
Unaffiliated issuers	191,981,424	247,256,704
Affiliated issuers	22,248,350	22,248,350
Cash		184,864
Receivable for investment securities sold		5,304,075
Receivable for shares of Common Stock subscribed		197,908
Dividends and interest receivable		12,008
Prepaid expenses		29,138
		275,233,047
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		289,320
Liability for securities on loan–Note 1(b)		22,248,350
Payable for shares of Common Stock redeemed		6,993,458
Accrued expenses		117,020
		29,648,148
Net Assets ($)		**245,584,899**
Composition of Net Assets ($):		
Paid-in capital		177,672,108
Accumulated investment (loss)–net		(875,947)
Accumulated net realized gain (loss) on investments		13,513,458
Accumulated net unrealized appreciation (depreciation) on investments		55,275,280
Net Assets ($)		**245,584,899**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	116,922,008	45,890,291	33,353,769	48,046,042	1,372,789
Shares Outstanding	6,109,580	2,481,776	1,801,040	2,468,653	72,861
Net Asset Value Per Share ($)	**19.14**	**18.49**	**18.52**	**19.46**	**18.84**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $1,988 foreign taxes withheld at source)	1,051,474
Interest	63,190
Income from securities lending	58,296
Total Income	**1,172,960**
Expenses:	
Management fee–Note 3(a)	1,203,391
Shareholder servicing costs–Note 3(c)	478,076
Distribution fees–Note 3(b)	284,612
Registration fees	27,782
Prospectus and shareholders' reports	19,369
Professional fees	19,321
Custodian fees–Note 3(c)	12,765
Directors' fees and expenses–Note 3(d)	2,933
Loan commitment fees–Note 2	518
Miscellaneous	1,869
Total Expenses	**2,050,636**
Less–reduction in cusdody fees due to earnings credits–Note 1(b)	(1,729)
Net Expenses	**2,048,907**
Investment (Loss)–Net	**(875,947)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	29,615,107
Net unrealized appreciation (depreciation) on investments	18,503,891
Net Realized and Unrealized Gain (Loss) on Investments	**48,118,998**
Net Increase in Net Assets Resulting from Operations	**47,243,051**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment (loss)–net	(875,947)	(2,278,238)
Net realized gain (loss) on investments	29,615,107	25,161,395
Net unrealized appreciation (depreciation) on investments	18,503,891	(4,374,215)
Net Increase (Decrease) in Net Assets Resulting from Operations	**47,243,051**	**18,508,942**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	19,847,157	45,713,834
Class B shares	1,076,410	7,853,304
Class C shares	2,610,513	5,917,890
Class R shares	5,829,659	19,297,550
Class T shares	364,575	609,277
Net assets received in connection with reorganization–Note 1:		
Class A shares	–	15,022,241
Class B shares	–	6,364,220
Class C shares	–	9,786,450
Class R shares	–	11,199,591
Cost of shares redeemed:		
Class A shares	(14,576,398)	(26,239,102)
Class B shares	(3,948,259)	(6,473,462)
Class C shares	(3,434,496)	(5,193,363)
Class R shares	(57,127,403)	(48,954,954)
Class T shares	(271,419)	(213,130)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(49,629,661)**	**34,690,346**
Total Increase (Decrease) in Net Assets	**(2,386,610)**	**53,199,288**
Net Assets ($):		
Beginning of Period	247,971,509	194,772,221
End of Period	**245,584,899**	**247,971,509**
Undistributed investment (loss)–net	(875,947)	–

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	1,112,242	2,869,175
Shares issued in connection with reorganization–Note 1	–	904,503
Shares redeemed	(816,547)	(1,566,368)
Net Increase (Decrease) in Shares Outstanding	**295,695**	**2,207,310**
Class B[a]		
Shares sold	60,302	475,846
Shares issued in connection with reorganization–Note 1	–	394,591
Shares redeemed	(225,614)	(398,945)
Net Increase (Decrease) in Shares Outstanding	**(165,312)**	**471,492**
Class C		
Shares sold	149,919	505,394
Shares issued in connection with reorganization–Note 1	–	605,601
Shares redeemed	(197,907)	(321,752)
Net Increase (Decrease) in Shares Outstanding	**(47,988)**	**789,243**
Class R		
Shares sold	324,285	1,441,608
Shares issued in connection with reorganization–Note 1	–	665,606
Shares redeemed	(3,061,116)	(2,855,961)
Net Increase (Decrease) in Shares Outstanding	**(2,736,831)**	**(748,747)**
Class T		
Shares sold	20,383	36,152
Shares redeemed	(15,219)	(12,797)
Net Increase (Decrease) in Shares Outstanding	**5,164**	**23,355**

[a] *During the period ended February 28, 2005, 17,699 Class B shares representing $310,357 were automatically converted to 17,122 Class A shares and during the period ended August 31, 2004, 13,886 Class B shares representing $224,669 were automatically converted to 13,500 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2005	Year Ended August 31,				
Class A Shares	(Unaudited)	2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	15.97	15.18	12.45	14.65	14.32	12.50
Investment Operations:						
Investment (loss)–net[b]	(.05)	(.15)	(.12)	(.10)	(.01)	(.00)[c]
Net realized and unrealized gain (loss) on investments	3.22	.94	2.85	(2.10)	.34	1.82
Total from Investment Operations	3.17	.79	2.73	(2.20)	.33	1.82
Net asset value, end of period	19.14	15.97	15.18	12.45	14.65	14.32
Total Return (%)[d]	19.77[e]	5.27	21.93	(15.02)	2.30	14.56[e]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.72[e]	1.42	1.50	1.43	1.83	1.42[e]
Ratio of net expenses to average net assets	.72[e]	1.42	1.50	1.43	1.63	.30[e]
Ratio of net investment (loss) to average net assets	(.29)[e]	(.92)	(.96)	(.66)	(.70)	(.03)[e]
Portfolio Turnover Rate	40.14[e]	126.92	105.65	100.38	247.87	47.50[e]
Net Assets, end of period ($ x 1,000)	116,922	92,873	54,761	38,350	16,379	877

[a] *From June 30, 2000 (commencement of operations) to August 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	15.48	14.82	12.25	14.52	14.30	12.50
Investment Operations:						
Investment (loss)–net[b]	(.11)	(.27)	(.21)	(.21)	(.02)	(.02)
Net realized and unrealized gain (loss) on investments	3.12	.93	2.78	(2.06)	.24	1.82
Total from Investment Operations	3.01	.66	2.57	(2.27)	.22	1.80
Net asset value, end of period	18.49	15.48	14.82	12.25	14.52	14.30
Total Return (%)[c]	19.44[d]	4.45	20.98	(15.63)	1.54	14.40[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.08[d]	2.17	2.25	2.19	2.58	1.56[d]
Ratio of net expenses to average net assets	1.08[d]	2.17	2.25	2.19	2.37	.43[d]
Ratio of net investment (loss) to average net assets	(.65)[d]	(1.68)	(1.71)	(1.43)	(1.41)	(.16)[d]
Portfolio Turnover Rate	40.14[d]	126.92	105.65	100.38	247.87	47.50[d]
Net Assets, end of period ($ x 1,000)	45,890	40,985	32,247	27,898	16,648	852

[a] *From June 30, 2000 (commencement of operations) to August 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	15.51	14.84	12.26	14.53	14.30	12.50
Investment Operations:						
Investment (loss)−net[b]	(.11)	(.26)	(.21)	(.21)	(.02)	(.02)
Net realized and unrealized gain (loss) on investments	3.12	.93	2.79	(2.06)	.25	1.82
Total from Investment Operations	3.01	.67	2.58	(2.27)	.23	1.80
Net asset value, end of period	18.52	15.51	14.84	12.26	14.53	14.30
Total Return (%)[c]	19.41[d]	4.51	21.04	(15.62)	1.61	14.40[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.06[d]	2.13	2.26	2.19	2.69	1.64[d]
Ratio of net expenses to average net assets	1.06[d]	2.13	2.26	2.19	2.37	.43[d]
Ratio of net investment (loss) to average net assets	(.63)[d]	(1.62)	(1.72)	(1.43)	(1.41)	(.16)[d]
Portfolio Turnover Rate	40.14[d]	126.92	105.65	100.38	247.87	47.50[d]
Net Assets, end of period ($ x 1,000)	33,354	28,674	15,730	12,918	4,353	922

[a] From June 30, 2000 (commencement of operations) to August 31, 2000.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,				
		2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	16.21	15.34	12.53	14.69	14.32	12.50
Investment Operations:						
Investment income (loss)–net[b]	(.01)	(.09)	(.07)	(.05)	(.00)[c]	.00[c]
Net realized and unrealized gain (loss) on investments	3.26	.96	2.88	(2.11)	.37	1.82
Total from Investment Operations	3.25	.87	2.81	(2.16)	.37	1.82
Net asset value, end of period	19.46	16.21	15.34	12.53	14.69	14.32
Total Return (%)	20.05[d]	5.67	22.42	(14.70)	2.58	14.56[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[d]	1.04	1.12	1.10	1.36	.88[d]
Ratio of net expenses to average net assets	.53[d]	1.04	1.12	1.10	1.26	.26[d]
Ratio of net investment income (loss) to average net assets	(.08)[d]	(.55)	(.58)	(.32)	(.21)	.02[d]
Portfolio Turnover Rate	40.14[d]	126.92	105.65	100.38	247.87	47.50[d]
Net Assets, end of period ($ x 1,000)	48,046	84,373	91,367	77,506	46,409	1,734

[a] *From June 30, 2000 (commencement of operations) to August 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

	Six Months Ended February 28, 2005	Year Ended August 31,				
Class T Shares	(Unaudited)	2004	2003	2002	2001	2000[a]
Per Share Data ($):						
Net asset value, beginning of period	15.75	15.04	12.39	14.63	14.32	12.50
Investment Operations:						
Investment (loss)−net[b]	(.08)	(.23)	(.18)	(.15)	(.01)	(.01)
Net realized and unrealized gain (loss) on investments	3.17	.94	2.83	(2.09)	.32	1.83
Total from Investment Operations	3.09	.71	2.65	(2.24)	.31	1.82
Net asset value, end of period	18.84	15.75	15.04	12.39	14.63	14.32
Total Return (%)[c]	19.62[d]	4.72	21.39	(15.31)	2.16	14.56[d]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91[d]	1.90	1.96	1.79	2.53	1.47[d]
Ratio of net expenses to average net assets	.91[d]	1.90	1.96	1.79	1.86	.35[d]
Ratio of net investment (loss) to average net assets	(.47)[d]	(1.40)	(1.43)	(1.02)	(.90)	(.05)[d]
Portfolio Turnover Rate	40.14[d]	126.92	105.65	100.38	247.87	47.50[d]
Net Assets, end of period ($ x 1,000)	1,373	1,066	667	441	289	458

[a] *From June 30, 2000 (commencement of operations) to August 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Future Leaders Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's shareholders, all of the assets, subject to the liabilities, of Bear Stearns Small Cap Value Portfolio, were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C and Class Y shares of Bear Stearns Small Cap Value Portfolio received Class A, Class B, Class C and Class R shares, respectively, of the fund, in each case, in an amount equal to the aggregate net asset value of their respective investment in Bear Stearns Small Cap Value Portfolio at the time of the exchange. The fund's net asset value on April 30, 2004, was $16.61 per share for Class A shares, $16.13 per share for Class B shares, $16.16 per share for Class C shares and $16.83 per share for Class R shares and a total of 904,503 Class A shares, 394,591 Class B shares, 605,601 Class C shares and 665,606 Class R shares, representing net assets of $15,022,241 Class A shares, $6,364,220 Class B shares, $9,786,450 Class C shares and $11,199,591 Class R shares (including $9,808,410 net unrealized appreciation on investments), were issued to the shareholders of Bear Stearns Small Cap Value Portfolio in the exchange. The exchange was a tax free event to shareholders.

As of February 28, 2005, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 5,096 shares of Class T.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) **Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the

National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exhange.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $16,009,571 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .90 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from March 16, 2005 through March 31 2006 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fee, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expenses.

During the period ended February 28, 2005, the Distributor retained $9,816 and $162 from commissions earned on sales of the fund's Class

A and Class T shares, respectively, and $54,383 and $830 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended February 28, 2005, Class B, Class C and Class T shares were charged $165,693, $117,332 and $1,587, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005 Class A, Class B, Class C and Class T shares were charged $131,278, $55,231, $39,111 and $1,587, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $103,344 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $12,765 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $171,061, Rule 12b-1 distribution plan fees $45,161, shareholder services plan fees $37,193, custodian fees $7,045 and transfer agency per account fees $28,860.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $103,144,945 and $145,072,979, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $55,275,280, consisting of $58,667,932 gross unrealized appreciation and $3,392,652 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund

Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus Premier
Future Leaders Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0522SA0205

Dreyfus Premier Small Company Growth Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Small Company Growth Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Randy Watts.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Randy Watts, Portfolio Manager

How did Dreyfus Premier Small Company Growth Fund perform relative to its benchmark?

During the six-month period ended February 28, 2005, the fund produced total returns of 17.58% for Class A shares, 17.20% for Class B shares, 17.20% for Class C shares, 17.77% for Class R shares and 17.48% for Class T shares.[1] In comparison, the Russell 2000 Growth Index, the fund's benchmark, produced a 17.56% total return for the same period.[2]

Small-cap stocks rallied strongly during the final months of 2004 as political uncertainty dissipated after the U.S. presidential election and the economy showed signs of more sustainable growth. The fund's returns were roughly in line with its benchmark, primarily due to the success of our security selection strategy.

What is the fund's investment approach?

The fund seeks long-term capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of small companies. The fund invests in growth companies that the manager believes have solid market positions, visionary leadership and reasonable financial strength. The fund may also invest up to 35% of its assets in foreign companies.

The fund's strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each industry sector of the Russell 2000 Growth Index is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the index as a whole. A balance is determined for the fund, giving greater relative weight to sectors that are expected to outperform the overall market.

The fund typically sells a stock when the portfolio manager believes there is a more attractive alternative, the stock's valuation is excessive or there are deteriorating fundamentals, such as the loss of competitive advantage, a failure in management execution or deteriorating capital structure. The fund also may sell stocks when the manager's valuation of a sector has changed.

What other factors influenced the fund's performance?

After posting lackluster results early in the reporting period, stocks rallied strongly in the weeks following the U.S. presidential election, when a cloud of political uncertainty was lifted from the financial markets amid signs that the economic recovery was gathering momentum. As they have for the past several years, small-cap stocks produced higher returns than large-cap stocks during the reporting period as investors sought fast-growing companies that they believed would profit in the stronger economy.

The fund benefited from its relatively light exposure to technology stocks early in the reporting period, when technology shares generally languished. The fund's shift near the end of 2004 toward greater participation in the technology area proved to be well timed, as technology stocks subsequently began to rally. Otherwise, while the fund's top performers represented a variety of market sectors, they tended to benefit from company-specific factors or from investment themes and trends that cut across industry groups.

For example, a number of fund holdings benefited from consumers' growing desire to live healthier lifestyles, including exercise equipment manufacturer Nautilus Group, organic foods distributor United Natural Foods and Matria Healthcare, which provides disease management services for self-insured health plans. Changes in the U.S. population toward greater ethnic diversity helped lift the fortunes of banks such as Cathay General Bancorp and R and G Financial, which offer traditionally underserved populations value-added services, such as bilingual tellers.

Among individual companies, the fund's consumer services sector received strong contributions to performance from Lions Gate Entertainment, one of the last major independent film studios, which posted strong financial results stemming from its low-budget production strategy and strong DVD and video sales. In the health care area, the stock of contact lens manufacturer Cooper Cos. rose after the company successfully acquired a competitor and gained market share in the specialty lenses category.

On the other hand, the fund's investments in Cypress Semiconductor and Fairchild Semiconductor pulled back when customer demand softened industry-wide and inventories of unsold product grew. However, these stocks began to rally during the opening months of 2005 as the outlook for semiconductor sales appeared to improve. The fund's returns also were hindered by weakness among a variety of individual stocks in the consumer non-durables sector.

What is the fund's current strategy?

Although lower-quality, more speculative stocks led the small-cap market's advance over the reporting period, we recently have detected signs that higher-quality companies may be poised to produce better relative performance. Therefore, as of the reporting period's end, we have positioned the fund to focus more intently on growing companies with relatively strong balance sheets, rising returns on capital and positive cash flows. The fund's weighted market capitalization has increased accordingly toward the larger end of the small-cap range, with relatively heavy exposure to the health care sector and lower-than-average exposure to technology stocks. Indeed, in our view, the fund's investment approach is particularly well suited for market environments in which investors favor higher-quality growth companies.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
A significant portion of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. Total returns are calculated on a month-end basis.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Company Growth Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.90	$ 12.92	$ 12.92	$ 7.56	$ 10.25
Ending value (after expenses)	$1,175.80	$1,172.00	$1,172.00	$1,177.70	$1,174.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.25	$ 11.98	$ 11.98	$ 7.00	$ 9.49
Ending value (after expenses)	$1,016.61	$1,012.89	$1,012.89	$1,017.85	$1,015.37

† *Expenses are equal to the fund's annualized expense ratio of 1.65% for Class A, 2.40% for Class B, 2.40% for Class C, 1.40% for Class R and 1.90% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks−97.4%	Shares	Value ($)
Banking−5.2%		
Cathay General Bancorp	1,060	38,202
Center Financial	1,204	26,849
Cullen/Frost Bankers	550	25,564
First Community Bancorp	530	22,891
First Midwest Bancorp	1,200	40,956
Mercantile Bank	877	38,272
MetroCorp Bancshares	810	19,197
Preferred Bank	50	1,972
R&G Financial, Cl. B	220	7,990
Southwest Bancorporation of Texas	1,380 [a]	26,289
Vineyard National Bancorp	550 [b]	16,500
		264,682
Basic Industries−2.1%		
CONSOL Energy	1,080	49,507
Jarden	730 [a]	31,762
Olin	1,050	26,197
		107,466
Broadcasting and Publishing−3.0%		
Lions Gate Entertainment	10,010 [a]	106,306
Playboy Enterprises, Cl. B	3,500 [a]	48,650
		154,956
Capital Goods−2.9%		
Chicago Bridge & Iron	600	26,046
Navigant Consulting	1,870 [a]	48,153
Wabash National	930 [a,b]	25,082
Wabtec	2,720	50,075
		149,356
Chemicals−.3%		
Pioneer	650 [a]	**17,420**
Construction and Housing−.6%		
Interline Brands	1,610 [a]	**29,946**
Consumer Durables−3.0%		
CUNO	740 [a]	41,588
Cache	3,990 [a]	62,483
Hughes Supply	800	24,520
Speedway Motorsports	620	23,064
		151,655

Common Stocks (continued)	Shares	Value ($)
Consumer Non-Durables–1.5%		
Arden Group, Cl. A	358	34,006
Playtex Products	4,700 a	40,091
		74,097
Consumer Services–9.4%		
Ask Jeeves	1,900 a	43,434
California Pizza Kitchen	1,150 a	27,508
Casual Male Retail Group	2,500 a	14,475
Collectors Universe	1,400 a,b	26,376
Educate	3,070 a	39,572
Emmis Communications, Cl. A	2,950 a	55,165
First Consulting Group	4,700 a	28,435
Jos. A. Bank Clothiers	1,830 a,b	49,666
Laureate Education	1,110 a	48,163
Pacific Sunwear of California	960 a	24,730
Performance Food Group	2,030 a	55,094
RARE Hospitality International	860 a	25,164
Sotheby's Holdings, Cl. A	1,000 a	17,820
Tractor Supply	590 a	25,128
		480,730
Electronic Components and Instruments–1.8%		
Imax	3,880 a	41,749
Otter Tail	2,000	50,560
		92,309
Energy–4.9%		
Double Eagle Petroleum	1,500 a,b	29,175
Dril-Quip	1,750 a	54,250
Global Industries	3,300 a	32,406
Grey Wolf	4,870 a	31,606
Penn Virginia	1,210	59,096
Pioneer Drilling	3,200 a	41,216
		247,749
Energy Components and Instruments–2.0%		
Evergreen Solar	2,800 a,b	16,576
Oil States International	3,940 a	82,898
		99,474

Common Stocks (continued)	Shares	Value ($)
Financial Services−2.8%		
Affiliated Managers Group	290 a	18,780
Huron Consulting Group	1,730 a	38,960
Investors Financial Services	450	22,554
Online Resources	4,150 a	37,433
UTI Worldwide	330	24,473
		142,200
Food and Household Products−1.5%		
Multi-Color	2,400	48,326
Provide Commerce	900 a	25,808
		74,134
Health Care−17.5%		
Able Laboratories	1,180 a	25,641
Animas	2,200 a	48,719
Applera−Celera Genomics Group	1,520 a	16,887
Bone Care International	560 a	15,154
Charles River Laboratories International	480 a,b	22,128
Conceptus	2,150 a	16,899
Cooper	700	57,645
Covance	1,230 a	53,763
Coventry Health Care	210 a	13,251
Discovery Laboratories	1,470 a,b	8,629
Diversa	2,050 a	13,612
Fisher Scientific International	1,230 a,b	74,600
Harvard Bioscience	6,870 a	28,030
Healthcare Services Group	1,250	28,738
ICOS	970 a	21,456
ImmunoGen	2,910 a	17,111
LifePoint Hospitals	750 a	30,038
Ligand Pharmaceuticals, Cl. B	2,740 a,b	26,852
Matria Healthcare	2,780 a	80,064
Maxygen	1,540 a	14,815
Nabi Biopharmaceuticals	1,880 a	23,876
Natus Medical	100 a	783
PSS World Medical	4,760 a	57,882
ResMed	220 a	12,969

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Respironics	1,750 a	101,063
Sybron Dental Specialties	570 a	20,360
Triad Hospitals	590 a	25,765
Zoll Medical	1,170 a	35,404
		892,134
Insurance—.3%		
Triad Guaranty	340 a	**17,860**
Leisure—.5%		
Rubio's Restaurants	2,340 a	**26,699**
Machinery and Engineering—1.8%		
Bucyrus International, Cl. A	1,100	47,773
FMC Technologies	1,210 a	41,793
		89,566
Merchandising—2.2%		
J & J Snack Foods	530	25,021
MSC Industrial Direct, Cl. A	1,740	56,289
Sportsman's Guide	1,200 a	29,087
		110,397
Miscellaneous—12.8%		
Alpha Natural Resources	480 a	12,480
Church & Dwight	785	27,765
Coinstar	2,650 a	62,037
Connetics	1,610 a	39,848
iShares Russell 2000 Growth Index Fund	3,380 b	220,680
iShares Russell 2000 Index Fund	400 b	50,512
LECG	2,980 a	53,789
Medicines	900 a	20,970
Peet's Coffee & Tea	2,640 a	63,941
VCA Antech	1,850 a	37,148
Waste Connections	1,945 a	66,286
		655,456
Technology—19.5%		
Anteon International	2,220 a	84,271

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
Avocent	1,090	a	37,343
Borland Software	5,430	a	45,341
Brigham Exploration	5,660	a	53,487
Cypress Semiconductor	1,900	a	26,752
Exar	2,580	a	36,455
Extreme Networks	4,150	a	24,153
Foundry Networks	5,090	a	52,783
IRIS International	1,600	a	17,120
Imergent	1,650	a,b	26,664
Infocrossing	2,860	a,b	53,654
InfoSpace	200	a	8,292
Ingram Micro, Cl. A	2,740	a	49,101
Internet Security Systems	2,170	a	43,574
Lam Research	940	a	29,554
Macromedia	1,020	a	34,568
ManTech International, Cl. A	1,260	a	31,097
McAfee	1,450	a	33,539
Mentor Graphics	3,690	a	50,848
PortalPlayer	1,050	a,b	24,171
Progress Software	2,340	a	54,171
SS&C Technologies	1,180		28,462
Secure Computing	5,330	a	48,503
Silicon Laboratories	700	a	24,570
Varian Semiconductor Equipment Associates	850	a	33,864
VeriSign	1,580	a	43,324
			995,661
Transportation—1.8%			
EGL	820	a	26,035
Forward Air	880		38,966
Pacer International	1,100	a	27,995
			92,996
Total Common Stocks			
(cost $4,361,433)			**4,966,943**

Short-Term Investments—2.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
2%, 3/24/2005		
(cost $100,845)	101,000	**100,842**

Investment of Cash Collateral for Securities Loaned—12.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $612,482)	612,482 c	**612,482**
Total Investments (cost $5,074,760)	**111.4%**	**5,680,267**
Liabilities, Less Cash and Receivables	**(11.4%)**	**(583,775)**
Net Assets	**100.0%**	**5,096,492**

a Non-income producing.
b All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $582,453 and the total market value of the collateral held by the fund is $612,482.
c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Technology	19.5	Energy	4.9
Health Care	17.5	Broadcasting and Publishing	3.0
Miscellaneous	12.8	Consumer Durables	3.0
Short-Term/		Other	22.1
Money Market Investments	14.0		
Consumer Services	9.4		**111.4**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $582,453)–Note 1(b):		
Unaffiliated issuers	4,462,278	5,067,785
Affiliated issuers	612,482	612,482
Cash		14,802
Receivable for investment securities sold		97,447
Receivable for shares of Common Stock subscribed		7,594
Dividends and interest receivable		1,840
Prepaid expenses		17,019
Due from The Dreyfus Corporation and affiliates–Note 3 (c)		1,576
		5,820,545
Liabilities ($):		
Liability for securities on loan–Note 1(b)		612,482
Payable for investment securities purchased		87,128
Accrued expenses		24,443
		724,053
Net Assets ($)		**5,096,492**
Composition of Net Assets ($):		
Paid-in capital		4,388,415
Accumulated investment (loss)–net		(26,433)
Accumulated net realized gain (loss) on investments		129,003
Accumulated net unrealized appreciation		
(depreciation) on investments		605,507
Net Assets ($)		**5,096,492**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	3,304,300	652,496	520,623	283,911	335,162
Shares Outstanding	194,125	39,031	31,138	16,512	19,751
Net Asset Value Per Share ($)	**17.02**	**16.72**	**16.72**	**17.19**	**16.97**

See notes to financial statements.

STATEMENT OF OPERATIONS

February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	7,594
Income on securities lending	2,043
Interest	921
Total Income	**10,558**
Expenses:	
Management fee–Note 3(a)	18,473
Registration fees	27,217
Professional fees	17,179
Custodian fees–Note 3(c)	16,160
Shareholder servicing costs–Note 3(c)	10,888
Prospectus and shareholders' reports	6,679
Distribution fees–Note 3(b)	4,042
Directors' fees and expenses–Note 3(d)	154
Miscellaneous	1,857
Total Expenses	**102,649**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(65,062)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(390)
Net Expenses	**37,197**
Investment (Loss)–Net	**(26,639)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	158,220
Net unrealized appreciation (depreciation) on investments	479,536
Net Realized and Unrealized Gain (Loss) on Investments	**637,756**
Net Increase in Net Assets Resulting from Operations	**611,117**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment (loss)−net	(26,639)	(30,747)
Net realized gain (loss) on investments	158,220	121,933
Net unrealized appreciation (depreciation) on investments	479,536	(82,962)
Net Increase (Decrease) in Net Assets Resulting from Operations	**611,117**	**8,224**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(4,635)	–
Class B shares	(883)	–
Class C shares	(820)	–
Class R shares	(454)	–
Class T shares	(471)	–
Total Dividends	**(7,263)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,444,100	1,568,756
Class B shares	176,315	182,873
Class C shares	78,970	139,406
Class R shares	4,619	3,010
Class T shares	61,623	–
Dividends reinvested:		
Class A shares	4,538	–
Class B shares	774	–
Class C shares	712	–
Class R shares	454	–
Class T shares	452	–
Cost of shares redeemed:		
Class A shares	(224,664)	(81,433)
Class B shares	(41,252)	(22,956)
Class C shares	(4,891)	(17,674)
Class R shares	–	(20)
Class T shares	(216)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**1,501,534**	**1,771,962**
Total Increase (Decrease) in Net Assets	**2,105,388**	**1,780,186**
Net Assets ($):		
Beginning of Period	2,991,104	1,210,918
End of Period	**5,096,492**	**2,991,104**
Undistributed investment income (loss)−net	(26,433)	206

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	89,483	102,460
Shares issued for dividends reinvested	271	–
Shares redeemed	(14,126)	(5,608)
Net Increase (Decrease) in Shares Outstanding	**75,628**	**96,852**
Class B[a]		
Shares sold	10,970	12,316
Shares issued for dividends reinvested	47	–
Shares redeemed	(2,711)	(1,502)
Net Increase (Decrease) in Shares Outstanding	**8,306**	**10,814**
Class C		
Shares sold	4,945	9,562
Shares issued for dividends reinvested	43	–
Shares redeemed	(295)	(1,203)
Net Increase (Decrease) in Shares Outstanding	**4,693**	**8,359**
Class R		
Shares sold	279	207
Shares issued for dividends reinvested	27	–
Shares redeemed	–	(1)
Net Increase (Decrease) in Shares Outstanding	**306**	**206**
Class T		
Shares sold	3,737	–
Shares issued for dividends reinvested	27	–
Shares redeemed	(13)	–
Net Increase (Decrease) in Shares Outstanding	**3,751**	**–**

[a] *During the period ended February 28, 2005, 375 Class B shares representing $5,817, were automatically converted to 369 Class A shares. and during the period ended August 31, 2004, 1,421 Class B shares representing $21,777, were automatically converted to 1,406 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,		
		2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	14.44	13.25	10.51	12.50
Investment Operations:				
Investment (loss)–net[b]	(.09)	(.21)	(.13)	(.02)
Net realized and unrealized gain (loss) on investments	2.70	1.40	2.87	(1.97)
Distributions:				
Dividends from net realized gain (loss) on investments	(.03)	–	–	–
Total from Investment Operations	2.58	1.19	2.74	(1.99)
Net asset value, end of period	17.02	14.44	13.25	10.51
Total Return (%)[c]	17.58[d]	9.35	26.05	(15.77)[d,e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.39[d]	6.60	15.80	4.47[d]
Ratio of net expenses to average net assets	.82[d]	1.65	1.65	.29[d]
Ratio of net investment (loss) to average net assets	(.56)[d]	(1.28)	(1.19)	(.21)[d]
Portfolio Turnover Rate	114.72[d]	236.76	279.61	14.72[d]
Net Assets, end of period ($ X 1,000)	3,304	1,711	287	261

[a] *From June 28, 2002 (commencement of operations) to August 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,		
		2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	14.23	13.15	10.50	12.50
Investment Operations:				
Investment (loss)−net[b]	(.15)	(.30)	(.20)	(.04)
Net realized and unrealized gain (loss) on investments	2.67	1.38	2.85	(1.96)
Distributions:				
Dividends from net realized gain (loss) on investments	(.03)	−	−	−
Total from Investment Operations	2.49	1.08	2.65	(2.00)
Net asset value, end of period	16.72	14.23	13.15	10.50
Total Return (%)[c]	17.20[d]	8.59	25.33	(15.93)[d,e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.76[d]	8.49	16.42	4.51[d]
Ratio of net expenses to average net assets	1.19[d]	2.40	2.40	.43[d]
Ratio of net investment (loss) to average net assets	(.94)[d]	(2.07)	(1.91)	(.34)[d]
Portfolio Turnover Rate	114.72[d]	236.76	279.61	14.72[d]
Net Assets, end of period ($ X 1,000)	652	437	262	172

[a] *From June 28, 2002 (commencement of operations) to August 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.*
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,		
		2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	14.23	13.15	10.50	12.50
Investment Operations:				
Investment (loss)−net[b]	(.15)	(.30)	(.20)	(.04)
Net realized and unrealized gain (loss) on investments	2.67	1.38	2.85	(1.96)
Dividends from net realized gain (loss) on investments	(.03)	–	–	–
Total from Investment Operations	2.49	1.08	2.65	(2.00)
Net asset value, end of period	16.72	14.23	13.15	10.50
Total Return (%)[c]	17.20[d]	8.59	25.33	(15.93)[d,e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.76[d]	8.57	16.50	4.49[d]
Ratio of net expenses to average net assets	1.19[d]	2.40	2.40	.43[d]
Ratio of net investment (loss) to average net assets	(.93)[d]	(2.07)	(1.91)	(.34)[d]
Portfolio Turnover Rate	114.72[d]	236.76	279.61	14.72[d]
Net Assets, end of period ($ X 1,000)	521	376	238	168

[a] From June 28, 2002 (commencement of operations) to August 31, 2002.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.

See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,		
		2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	14.56	13.31	10.52	12.50
Investment Operations:				
Investment (loss)−net[b]	(.06)	(.14)	(.10)	(.02)
Net realized and unrealized gain (loss) on investments	2.72	1.39	2.89	(1.96)
Dividends from net realized gain (loss) on investments	(.03)	–	–	–
Total from Investment Operations	2.63	1.25	2.79	(1.98)
Net asset value, end of period	17.19	14.56	13.31	10.52
Total Return (%)	17.77[c]	9.76	26.62	(15.77)[c,d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.22[c]	7.72	15.51	4.32[c]
Ratio of net expenses to average net assets	.69[c]	1.40	1.40	.25[c]
Ratio of net investment (loss) to average net assets	(.44)[c]	(1.08)	(.91)	(.16)[c]
Portfolio Turnover Rate	114.72[c]	236.76	279.61	14.72[c]
Net Assets, end of period ($ X 1,000)	284	236	213	168

[a] *From June 28, 2002 (commencement of operations) to August 31, 2002.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.*

See notes to financial statements.

Class T Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,		
		2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	14.40	13.23	10.51	12.50
Investment Operations:				
Investment (loss)–net[b]	(.11)	(.22)	(.15)	(.03)
Net realized and unrealized gain (loss) on investments	2.71	1.39	2.87	(1.96)
Dividends from net realized gain (loss) on investments	(.03)	–	–	–
Total from Investment Operations	2.57	1.17	2.72	(1.99)
Net asset value, end of period	16.97	14.40	13.23	10.51
Total Return (%)[c]	17.48[d]	9.29	25.98	(15.85)[d,e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	2.46[d]	8.23	16.01	4.40[d]
Ratio of net expenses to average net assets	.94[d]	1.90	1.90	.34[d]
Ratio of net investment (loss) to average net assets	(.70)[d]	(1.58)	(1.41)	(.25)[d]
Portfolio Turnover Rate	114.72[d]	236.76	279.61	14.72[d]
Net Assets, end of period ($ X 1,000)	335	230	212	168

[a] *From June 28, 2002 (commencement of operations) to August 31, 2002.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Calculated based on net asset value on the close of business on June 28, 2002 (commencement of initial offering) to August 31, 2002.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Company Growth Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus) serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of February 28, 2005, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 16,000 shares in Class B and Class C shares and all of the outstanding Class R and Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(c) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund paid no distributions to shareholders during the fiscal year ended August 31, 2004. The tax character of the current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .90 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from September 1, 2004 through August 31, 2005, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder service plan fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $65,062 during the period ended February 28, 2005.

During the period ended February 28, 2005, the Distributor retained $935 from commissions earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended February 28, 2005, Class B, Class C and Class T shares were charged $1,962, $1,727 and $353, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B, Class C and Class T shares were charged $3,218, $654, $576 and $353, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $131 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $16,160 pursuant to the custody agreement.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $3,469, Rule 12b-1 distribution plan fees $735, shareholder services plan fees $909, custodian fees $5,227 and transfer agency per account fees $276, which are offset against an expense reimbursement currently in effect in the amount of $12,192.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $5,914,173 and $4,595,419, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $605,507, consisting of $664,699 gross unrealized appreciation and $59,192 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Premier
Small Company
Growth Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0771SA0205

Dreyfus Premier Structured Large Cap Value Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Structured Large Cap Value Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Oliver Buckley.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Oliver Buckley, Portfolio Manager

How did Dreyfus Premier Structured Large Cap Value Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 15.68% for Class A shares, 15.32% for Class B shares, 15.26% for Class C shares, 15.78% for Class R shares and 15.52% for Class T shares.[1] In comparison, the fund's benchmark, the Russell 1000 Value Index (the "Index"), provided a 13.75% total return for the same period.[2]

After generally lackluster performance early in the reporting period, stock prices rose in a post-election rally during the final months of 2004 as the U.S. economic recovery gained momentum. The fund produced higher returns than the Index, primarily due to strong results from our disciplined security selection process.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of companies included in the Russell 1000 Value Index at the time of purchase. The fund's stock investments may include common stocks, preferred stocks and convertible securities of U.S. and foreign issuers, including those purchased in initial public offerings.

We select stocks using a "bottom-up," structured approach that seeks to identify undervalued securities through a quantitative screening process. This process is driven by computer models that identify and rank stocks based on:

- *Fundamental momentum,* meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises;
- *Relative value,* such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe;

- *Long-term growth,* based on measures that reflect changes in estimated long-term earnings growth over multiple time periods; and
- *Additional factors,* such as technical factors, trading by company insiders or share issuance/buyback data.

We select what we believe to be the most attractive of the top-ranked securities for the fund. We will generally sell a stock that falls below the median ranking, and we may reinvest the proceeds in a top-ranked security in order to remain fully invested. We attempt to maintain a neutral exposure to sectors relative to the Russell 1000 Value Index. Within each sector, we overweight the most attractive stocks and underweight or avoid the stocks that have been ranked least attractive.

What other factors influenced the fund's performance?

Although the reporting period produced attractive results for large-cap value stocks overall, the fund continued to benefit from its focus on finding individual companies meeting our stringent investment criteria. The fund achieved particularly strong results from stocks with positive earnings momentum, including companies reporting better-than-expected earnings as well as those on which securities analysts have raised earnings estimates.

Indeed, measures of earnings momentum account for approximately one-third of the criteria considered by our quantitative models. During the reporting period, earnings momentum represented one of the primary drivers of the fund's performance. Other criteria considered by our models, including longer-term growth prospects, price momentum and valuations, proved to be less significant factors.

For example, video game manufacturer Activision saw its earnings grow and its share price rise amid strong holiday demand for new products. Food processing giant Archer Daniels Midland posted strong earnings growth when lower commodity prices boosted profits. Home builder D.R. Horton continued to grow its earnings in a robust housing market, despite the potentially dampening effect of higher interest rates.

The fund's relative performance also benefited from its lack of exposure to pharmaceuticals leader Merck & Co., which is one of the

Index's larger holdings but did not meet our criteria. Shares of Merck declined sharply when the company withdrew its popular arthritis drug, Vioxx, due to safety concerns.

As is to be expected from a broadly diversified portfolio, some of the fund's holdings detracted from performance. Media and entertainment company Clear Channel Communications encountered difficult conditions in the radio business, causing its revenue growth to flatten. Mortgage provider Countrywide Financial fell out of favor among investors when the company announced that home lending activity had moderated. Consumer products company Sara Lee reduced its profit forecast and announced it would spin off its clothing business and sell other slow-growing business lines.

What is the fund's current strategy?

We have continued to employ our quantitative stock selection process in our ongoing attempt to identify reasonably priced stocks that, in our view, are poised to gain value due to a transforming catalyst. Although we currently expect earnings momentum to drive performance over the foreseeable future, our models also have identified a number of holdings that appear attractive to us on valuation measures. Accordingly, the fund is positioned to participate in potential gains regardless of which of these characteristics is in favor.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Structured Large Cap Value Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.02	$ 12.01	$ 12.01	$ 6.69	$ 9.35
Ending value (after expenses)	$1,156.80	$1,153.20	$1,152.60	$1,157.80	$1,155.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.50	$ 11.23	$ 11.23	$ 6.26	$ 8.75
Ending value (after expenses)	$1,017.36	$1,013.64	$1,013.64	$1,018.60	$1,016.12

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% from Class T Shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks—100.0%	Shares	Value ($)
Banking—15.6%		
Bank of America	2,900	135,285
KeyCorp	1,800	59,400
PNC Financial Services Group	300	15,792
Regions Financial	400	12,904
SunTrust Banks	900	65,196
Wachovia	1,200	63,612
Wells Fargo	700	41,566
		393,755
Commercial Services—2.2%		
AmerisourceBergen	200	11,980
Ingram Micro, Cl. A	1,400 [a]	25,088
Sabre Holdings	800	16,864
		53,932
Communications—3.4%		
BellSouth	600	15,480
SBC Communications	2,900	69,745
		85,225
Consumer Durables—4.2%		
Activision	1,800 [a]	39,348
D.R. Horton	1,250	54,700
KB HOME	100	12,480
		106,528
Consumer Non-Durables—4.7%		
Altria Group	400	26,260
Kimberly-Clark	700	46,186
Sara Lee	1,300	29,120
UST	300	16,395
		117,961

Common Stocks (continued)	Shares	Value ($)
Consumer Services–7.8%		
Cendant	2,700	59,724
Clear Channel Communications	1,600	53,248
McDonald's	1,100	36,388
Walt Disney	1,700	47,498
		196,858
Electronic Technology–3.6%		
General Dynamics	600	63,210
Northrop Grumman	500	26,450
		89,660
Energy Minerals–16.4%		
Anadarko Petroleum	100	7,686
ChevronTexaco	1,800	111,744
ConocoPhillips	600	66,534
Exxon Mobil	3,600	227,916
		413,880
Finance–10.7%		
Bear Stearns	400	39,800
CBL & Associates Properties	200	14,902
Citigroup	900	42,948
Countrywide Financial	1,600	55,600
E*TRADE Financial	1,200 [a]	15,924
Friedman, Billings, Ramsey Group, Cl. A	1,300	24,115
Goldman Sachs Group	300	32,640
Lehman Brothers Holdings	300	27,354
MBNA	600	15,222
		268,505
Health Technology–1.9%		
Becton, Dickinson & Co.	300	17,925
Merck & Co.	900	28,530
		46,455

Common Stocks (continued)	Shares	Value ($)
Industrial Services–.9%		
Waste Management	800	**23,392**
Insurance–6.7%		
Cincinnati Financial	515	23,036
First American	600	21,930
Jefferson-Pilot	300	14,688
Lincoln National	400	18,740
MetLife	1,000	41,040
Prudential Financial	400	22,800
StanCorp Financial Group	300	26,127
		168,361
Non-Energy Minerals–2.8%		
Louisiana-Pacific	800	21,016
Nucor	800	49,872
		70,888
Process Industries–1.6%		
Archer-Daniels-Midland	700	16,870
Sigma-Aldrich	400	24,644
		41,514
Producer Manufacturing–3.8%		
Autoliv	500	25,010
General Electric	2,000	70,400
		95,410
Retail Trade–3.2%		
American Eagle Outfitters	700	37,891
Costco Wholesale	500	23,295
Kmart Holding	200 [a]	19,494
		80,680
Technology Services–2.5%		
Humana	500 [a]	16,635
International Business Machines	200	18,516

Common Stocks (continued)	Shares	Value ($)
Technology Services (continued)		
Microsoft	1,100	27,698
		62,849
Transportation−2.8%		
Burlington Northern Santa Fe	1,100	55,297
Norfolk Southern	400	14,356
		69,653
Utilities−5.2%		
Constellation Energy Group	500	25,735
Edison International	1,100	35,728
FirstEnergy	400	16,496
Northeast Utilities	600	11,202
ONEOK	700	20,510
Southern	700	22,484
		132,155
Total Investments (cost $2,193,670)	**100.0%**	**2,517,661**
Cash and Receivables (Net)	**−**	**143**
Net Assets	**100.0%**	**2,517,804**

[a] *Non-income producing.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Energy Minerals	16.4	Utilities	5.2
Banking	15.6	Consumer Non-Durables	4.7
Finance	10.7	Consumer Durables	4.2
Consumer Services	7.8	Other	28.7
Insurance	6.7		**100.0**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	2,193,670	2,517,661
Cash		23,082
Receivable for investment securities sold		95,410
Prepaid expenses		24,863
Dividends receivable		6,398
Due from The Dreyfus Corporation and affiliates–Note 3(c)		2,733
		2,670,147
Liabilities ($):		
Payable for investment securities purchased		95,452
Accrued expenses		56,891
		152,343
Net Assets ($)		**2,517,804**
Composition of Net Assets ($):		
Paid-in capital		2,129,698
Accumulated undistributed investment income–net		22,134
Accumulated net realized gain (loss) on investments		41,981
Accumulated net unrealized appreciation (depreciation) on investments		323,991
Net Assets ($)		**2,517,804**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	482,996	538,934	528,689	485,573	481,612
Shares Outstanding	32,909	36,798	36,112	33,066	32,835
Net Asset Value Per Share ($)	**14.68**	**14.65**	**14.64**	**14.68**	**14.67**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	27,793
Income from securities lending	11
Total Income	**27,804**
Expenses:	
Investment advisory fee–Note 3(a)	8,714
Registration fees	24,529
Professional fees	17,618
Distribution fees–Note 3(b)	4,235
Prospectus and shareholders' reports	3,928
Shareholder servicing costs–Note 3(c)	3,154
Custodian fees–Note 3(c)	1,632
Directors' fees and expenses–Note 3(d)	57
Miscellaneous	2,366
Total Expenses	**66,233**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(45,129)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(182)
Net Expenses	**20,922**
Investment income–Net	**6,882**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	52,270
Net unrealized appreciation (depreciation) on investments	278,426
Net Realized and Unrealized Gain (Loss) on Investments	**330,696**
Net Increase in Net Assets Resulting from Operations	**337,578**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Operations ($):		
Investment income–net	6,882	8,520
Net realized gain (loss) on investments	52,270	30,555
Net unrealized appreciation (depreciation) on investments	278,426	45,565
Net Increase (Decrease) in Net Assets Resulting from Operations	**337,578**	**84,640**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(4,736)	–
Class B shares	(2,014)	–
Class C shares	(2,035)	–
Class R shares	(5,838)	–
Class T shares	(3,712)	–
Net realized gain on investments:		
Class A shares	(7,840)	–
Class B shares	(8,810)	–
Class C shares	(8,596)	–
Class R shares	(7,859)	–
Class T shares	(7,840)	–
Total Dividends	**(59,280)**	
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	89	409,428
Class B shares	4,445	448,541
Class C shares	14,406	430,257
Class R shares	–	401,000
Class T shares	–	400,000

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	12,576	–
Class B shares	9,632	–
Class C shares	9,771	–
Class R shares	13,697	–
Class T shares	11,552	–
Cost of shares redeemed:		
Class A shares	(10,336)	–
Class B shares	(96)	–
Class C shares	(96)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**65,640**	**2,089,226**
Total Increase (Decrease) in Net Assets	**343,938**	**2,173,866**
Net Assets ($):		
Beginning of Period	2,173,866	–
End of Period	**2,517,804**	**2,173,866**
Undistributed investment income–net	22,134	33,587

See notes to financial statements.

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Capital Share Transactions:		
Class A		
Shares sold	6	32,724
Shares issued for dividends reinvested	909	–
Shares redeemed	(730)	–
Net Increase (Decrease) in Shares Outstanding	**185**	**32,724**
Class B		
Shares sold	323	35,786
Shares issued for dividends reinvested	696	–
Shares redeemed	(7)	–
Net Increase (Decrease) in Shares Outstanding	**1,012**	**35,786**
Class C		
Shares sold	1,049	34,363
Shares issued for dividends reinvested	707	–
Shares redeemed	(7)	–
Net Increase (Decrease) in Shares Outstanding	**1,749**	**34,363**
Class R		
Shares sold	–	32,076
Shares issued for dividends reinvested	990	–
Shares redeemed	–	–
Net Increase (Decrease) in Shares Outstanding	**990**	**32,076**
Class T		
Shares sold	–	32,000
Shares issued for dividends reinvested	835	–
Shares redeemed	–	–
Net Increase (Decrease) in Shares Outstanding	**835**	**32,000**

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	13.05	12.50
Investment Operations:		
Investment income−net[b]	.06	.08
Net realized and unrealized gain (loss) on investments	1.97	.47
Total from Investment Operations	2.03	.55
Distributions:		
Dividends from investment income−net	(.15)	−
Dividends from net realized gain on investments	(.25)	−
Total dividends	(.40)	−
Net asset value, end of period	14.68	13.05
Total Return (%)[c,d]	15.68	4.40
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	2.66	7.32
Ratio of net expenses to average net assets[d]	.74	1.00
Ratio of net investment income to average net assets[d]	.45	.61
Portfolio Turnover Rate[d]	41.90	57.46
Net Assets, end of period ($ x 1,000)	483	427

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	12.98	12.50
Investment Operations:		
Investment income–net[b]	.01	.01
Net realized and unrealized gain (loss) on investments	1.97	.47
Total from Investment Operations	1.98	.48
Distributions:		
Dividends from investment income–net	(.06)	–
Dividends from net realized gain on investments	(.25)	–
Total dividends	(.31)	–
Net asset value, end of period	14.65	12.98
Total Return (%)[c,d]	15.32	3.84
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	3.05	7.84
Ratio of net expenses to average net assets[d]	1.12	1.51
Ratio of net investment income to average net assets[d]	.07	.11
Portfolio Turnover Rate[d]	41.90	57.46
Net Assets, end of period ($ x 1,000)	539	465

[a]   From December 31, 2003 (commencement of operations) to August 31, 2004.
[b]   Based on average shares outstanding at each month end.
[c]   Exclusive of sales charge.
[d]   Not annualized.
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	12.98	12.50
Investment Operations:		
Investment income–net[b]	.01	.01
Net realized and unrealized gain (loss) on investments	1.96	.47
Total from Investment Operations	1.97	.48
Distributions:		
Dividends from investment income–net	(.06)	–
Dividends from net realized gain on investments	(.25)	–
Total dividends	(.31)	–
Net asset value, end of period	14.64	12.98
Total Return (%)[c,d]	15.26	3.84
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	3.05	7.83
Ratio of net expenses to average net assets[d]	1.12	1.51
Ratio of net investment income to average net assets[d]	.07	.11
Portfolio Turnover Rate[d]	41.90	57.46
Net Assets, end of period ($ x 1,000)	529	446

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	13.07	12.50
Investment Operations:		
Investment income—net[b]	.08	.10
Net realized and unrealized gain (loss) on investments	1.96	.47
Total from Investment Operations	2.04	.57
Distributions:		
Dividends from investment income—net	(.18)	–
Dividends from net realized gain on investments	(.25)	–
Total dividends	(.43)	–
Net asset value, end of period	14.68	13.07
Total Return (%)[c]	15.78	4.56
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[c]	2.55	7.15
Ratio of net expenses to average net assets[c]	.62	.84
Ratio of net investment income to average net assets[c]	.57	.78
Portfolio Turnover Rate[c]	41.90	57.46
Net Assets, end of period ($ x 1,000)	486	419

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	13.03	12.50
Investment Operations:		
Investment income–net[b]	.05	.06
Net realized and unrealized gain (loss) on investments	1.96	.47
Total from Investment Operations	2.01	.53
Distributions:		
Dividends from investment income–net	(.12)	–
Dividends from net realized gain on investments	(.25)	–
Total dividends	(.37)	–
Net asset value, end of period	14.67	13.03
Total Return (%)[c,d]	15.52	4.24
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[d]	2.80	7.49
Ratio of net expenses to average net assets[d]	.87	1.17
Ratio of net investment income to average net assets[d]	.32	.44
Portfolio Turnover Rate[d]	41.90	57.46
Net Assets, end of period ($ x 1,000)	482	417

[a] *From December 31, 2003 (commencement of operations) to August 31, 2004.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Structured Large Cap Value Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Franklin Portfolio Associates, LLC ("Franklin Portfolio"), an affiliate of Dreyfus, serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets

As of February 28, 2005, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 32,909 Class A shares, 32,696 Class B shares, 32,701 Class C shares, 32,987 Class R shares and 32,835 Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund paid no distribution to shareholders during the fiscal year ended August 31, 2004. The tax character of the current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the fund did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of

.75 of 1% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from September 1, 2004 through August 31, 2005 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fee, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to Dreyfus under the Agreement, or Dreyfus will bear, such excess expenses. The expense reimbursement, pursuant to the undertaking, amounted to $45,129 during the period ended February 28, 2005.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Franklin Portfolio, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the fund's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.25 of 1%
$100 million to $1 billion	.20 of 1%
$1 billion to $1.5 billion	.16 of 1%
$1.5 billion or more	.10 of 1%

During the period ended February 28, 2005, the Distributor retained $1 from commissions earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended February 28, 2005, Class B, Class C and Class T shares were charged $1,865, $1,814 and $556, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B, Class C and Class T shares were charged $562, $622, $605 and $556, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $297 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $1,632 pursuant to the custody agreement.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $1,433, Rule 12b-1 distribution plan fees $699, shareholder services plan fees $385, custodian fees $272 and transfer agency per account fees $97, which are offset against an expense reimbursement currently in effect in the amount of $5,619.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $1,008,836 and $977,803, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $323,991, consisting of $345,308 gross unrealized appreciation and $21,317 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Premier
Structured Large Cap Value Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Franklin Portfolio Associates, LLC
One Boston Place
Boston, MA 02108

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0134SA0205

Dreyfus Premier Structured Midcap Fund

SEMIANNUAL REPORT February 28, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Structured Midcap Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Michael Dunn.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Michael Dunn, Portfolio Manager

How did Dreyfus Premier Structured Midcap Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 17.13% for Class A shares, 16.66% for Class B shares, 16.68% for Class C shares, 17.28% for Class R shares and 17.03% for Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), produced a total return of 16.31% for the same period.[2]

We attribute the fund's performance to an improving economic environment during much of the reporting period and an election-related rally, both of which helped fuel gains in the final months of 2004. The fund produced slightly higher returns than the S&P 400 Index, primarily due to the success of our bottom-up stock selection strategy, which favored some of the reporting period's better-performing, more value-oriented stocks.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund invests primarily in a blended portfolio of growth and value stocks of midsize companies. The fund's stock investments may include U.S. common stocks, preferred stocks and convertible securities of U.S. and foreign issuers.

When selecting stocks for the fund, we utilize a "bottom-up," structured approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by computer models that identify and rank stocks based on:

- *Fundamental momentum,* meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises;
- *Relative value,* such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe;

- *Long-term growth,* based on measures that reflect the changes in estimated long-term earnings growth over multiple horizons; and
- *Additional factors,* such as trading by company insiders or share issuance/buy-back data.

We select what we believe to be the most attractive of the top-ranked securities for the fund. We will generally sell a stock that falls below the median ranking, and we may reinvest the proceeds in a higher-ranked security in order to remain fully invested.

What other factors influenced the fund's performance?

Economic growth strengthened and consumer confidence improved over the reporting period, due in large part to low borrowing rates and encouraging employment statistics. In addition, we have seen evidence of higher levels of capital spending among businesses. These factors helped sustain a post-election stock market rally after a cloud of political uncertainty was lifted from the financial markets and the economy showed signs of a more sustainable recovery.

In this environment, midcap stocks generally posted higher returns than their large-cap counterparts. The fund participated fully in the midcap market's gains, and our stock selection strategy enabled it to produce stronger returns in 10 of the S&P 400 Index's 13 economic sectors.

Our bottom-up, sector-neutral investment process helped us identify a number of winners in the transportation sector, including trucking companies that, despite rising fuel costs, posted particularly attractive returns in the expanding economy. The fund's technology stocks also produced generally positive results, with strong returns from "niche" technology companies such as video game producer Activision, electronic connector manufacturer Amphenol Corporation and flash-memory chipmaker SanDisk. Good results from these investments were partially offset by weakness in fund holding McAfee, the security software company, which suffered from heightened competition from Microsoft's new anti-virus product.

Several of the fund's top-performing investments for the reporting period were found within the energy sector, which benefited as a group from rising oil and gas prices. In fact, the fund's single best-performing stock for the reporting period was oil refiner Valero Energy. Petrochemical products manufacturer Sunoco and natural gas and oil producer XTO Energy also fared well.

On the other hand, the fund's returns were undermined somewhat by its underweights in S&P 400 Index components Cognizant Technology Solutions, a leading provider of outsourced technology services, and Lyondell Chemical, a producer of basic chemicals and their derivatives.

What is the fund's current strategy?

We have continued to employ our longstanding security selection process, which seeks attractively valued companies that we believe are poised for growth due to an identifiable catalyst. In our view, this approach may be particularly effective when stocks are inexpensive relative to historical norms and showing signs of positive earnings growth and momentum in an improving business climate. We believe that such conditions currently are in place for a number of companies across a variety of industry groups, positioning the fund to benefit as investors recognize their true intrinsic values.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize company segment of the U.S. market.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Structured Midcap Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.08	$ 12.09	$ 12.09	$ 6.73	$ 9.42
Ending value (after expenses)	$1,171.30	$1,166.60	$1,166.80	$1,172.80	$1,170.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.50	$ 11.23	$ 11.23	$ 6.26	$ 8.75
Ending value (after expenses)	$1,017.36	$1,013.64	$1,013.64	$1,018.60	$1,016.12

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Common Stocks−97.2%	Shares	Value ($)
Commercial Services−8.0%		
Arrow Electronics	2,500 [a]	67,250
Copart	5,700 [a]	132,810
Deluxe	5,200	203,008
Dun & Bradstreet	2,300 [a]	141,358
Ingram Micro, Cl. A	10,400 [a]	186,368
Korn/Ferry International	6,700 [a]	128,506
Manpower	5,200	227,240
Sabre Holdings, Cl. A	6,000	126,480
Tech Data	7,500 [a]	307,425
		1,520,445
Consumer Durables−8.2%		
Activision	9,800 [a]	214,228
Black & Decker	1,100	91,212
D.R. Horton	4,500	196,920
Furniture Brands International	8,900	206,747
Lennar, Cl. A	3,700	225,034
Mattel	8,900	186,188
Ryland Group	4,300	299,065
Stanley Works	3,100	143,375
		1,562,769
Consumer Non-Durables−2.5%		
Blyth	3,200	101,728
Hormel Foods	6,100	190,015
PepsiAmericas	8,000	182,000
		473,743
Consumer Services−5.5%		
Darden Restaurants	5,200	139,360
Education Management	7,600 [a]	222,832
Entercom Communications	7,100 [a]	244,382
Hearst-Argyle Television	3,000	73,770
Mandalay Resort Group	1,600 [a]	113,392
Meredith	2,600	119,314
Sotheby's Holdings, Cl. A	7,000 [a]	124,740
		1,037,790

Common Stocks (continued)	Shares	Value ($)
Electronic Technology–6.2%		
ADTRAN	5,600	104,776
Amphenol, Cl. A	5,500	219,450
CommScope	6,900 a	104,466
Cree	3,800 a,b	89,376
Harris	1,200	80,040
L-3 Communications Holdings	2,400	173,040
Lam Research	6,400 a	201,216
Microchip Technology	1,300	35,698
National Instruments	2,000	57,120
Tektronix	3,800	109,896
		1,175,078
Energy Minerals–2.2%		
Amerada Hess	400	40,160
Chesapeake Energy	4,500	97,605
Marathon Oil	1,200	56,808
Murphy Oil	400	40,016
Valero Energy	2,500	178,100
		412,689
Finance–18.4%		
American Financial Group	7,000	213,430
Associated Banc-Corp	8,200	262,892
Catellus Development	3,800	104,918
Cincinnati Financial	2,700	120,771
Commerce Bancorp	1,100 b	67,408
Doral Financial	2,800	111,048
E*TRADE Financial	13,900 a	184,453
Federated Investors, Cl. B	4,700	138,838
First American	4,000	146,200
Friedman, Billings, Ramsey Group, Cl. A	9,800	181,790
GATX	5,500	164,890
Hibernia, Cl. A	9,500	243,865
IndyMac Bancorp	2,100	75,579
Investors Financial Services	2,900	145,348
Jefferies Group	6,900	263,304
Jefferson-Pilot	2,100	102,816
Lincoln National	2,700	126,495

Common Stocks (continued)	Shares	Value ($)
Finance (continued)		
Mills	3,100	167,400
Ohio Casualty	9,300 a	224,409
StanCorp Financial Group	2,200	191,598
Unitrin	1,500	70,320
W.R. Berkley	3,650	187,464
		3,495,236
Health Technology−5.2%		
Applera−Applied Biosystems Group	6,700	137,618
Bausch & Lomb	1,900	134,501
Cephalon	2,500 a	122,675
DENTSPLY International	4,800	263,856
Perrigo	9,400	165,158
STERIS	6,600 a	163,350
		987,158
Industrial Services−4.2%		
BJ Services	3,200	159,872
Grant Prideco	9,400 a	227,104
Patterson-UTI Energy	3,500	87,500
Weatherford International	5,300 a	315,933
		790,409
Non-Energy Minerals−3.3%		
Nucor	2,200	137,148
Phelps Dodge	2,300	244,835
Worthington Industries	11,900	249,305
		631,288
Process Industries−2.9%		
Cabot	2,600	90,480
FMC	4,200 a	207,312
Sensient Technologies	6,200	135,408
Sigma-Aldrich	1,900	117,059
		550,259
Producer Manufacturing−4.3%		
Autoliv	3,800	190,076
Energizer Holdings	4,900 a	290,227
Graco	2,200	85,052
Thomas & Betts	8,100 a	251,748
		817,103

Common Stocks (continued)	Shares	Value ($)
Retail Trade—7.1%		
Abercrombie & Fitch, Cl. A	4,800	257,760
AutoNation	8,600 a	167,958
BJ's Wholesale Club	6,500 a	198,705
Claire's Stores	9,300	213,993
Kmart Holding	800 a,b	77,976
Michaels Stores	5,900	188,151
Pacific Sunwear of California	9,400 a	242,144
		1,346,687
Technology Services—7.3%		
Acxiom	4,700	105,750
Affiliated Computer Services, Cl. A	1,800 a	93,060
Coventry Health Care	3,400 a	214,540
Humana	5,300 a	176,331
Keane	4,800 a	63,552
LifePoint Hospitals	3,900 a	156,195
Lincare Holdings	6,000 a	243,480
McAfee	14,500 a	335,385
		1,388,293
Transportation—3.6%		
J.B. Hunt Transport Services	6,600	311,454
Overseas Shipholding Group	1,300	84,656
Swift Transportation	12,500 a	296,500
		692,610
Utilities—8.3%		
AGL Resources	2,200	76,164
DPL	4,600	117,208
Energy East	6,200	159,464
Equitable Resources	5,600	332,528
KeySpan	1,800	71,190
National Fuel Gas	7,600	215,232
Northeast Utilities	15,100	281,917
ONEOK	6,100	178,730
Pepco Holdings	4,200	92,568
WPS Resources	1,100	57,332
		1,582,333
Total Common Stocks		
(cost $16,703,175)		**18,463,890**

Short-Term Investments—4.9%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.14%, 3/3/2005	100,000	99,987
2.00%, 3/10/2005	28,000	27,983
2.33%, 3/17/2005	358,000	357,621
2.41%, 3/24/2005	452,000	451,295
Total Short-Term Investments (cost $936,907)		**936,886**

Investment of Cash Collateral for Securities Loaned—1.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $262,701)	262,701 c	**262,701**

Total Investments (cost $17,902,783)	**103.5%**	**19,663,477**
Liabilities, Less Cash and Receivables	**(3.5%)**	**(672,562)**
Net Assets	**100.0%**	**18,990,915**

a *Non-income producing.*

b *All of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $254,679 and the total market value of the collateral held by the fund is $262,701.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Finance	18.4	Short-Term/Money Market Investments	6.3
Utilities	8.3	Electronic Technology	6.2
Consumer Durables	8.2	Consumer Services	5.5
Commercial Services	8.0	Health Technology	5.2
Technology Services	7.3	Other	23.0
Retail Trade	7.1		**103.5**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $254,679)–Note 1(b):		
Unaffiliated issuers	17,640,082	19,400,776
Affiliated issuers	262,701	262,701
Cash		122,541
Receivable for investment securities sold		432,804
Receivable for shares of Common Stock subscribed		344,192
Dividends receivable		17,979
Prepaid expenses		17,139
		20,598,132
Liabilities ($):		
Due to the Dreyfus corporation and affiliates–Note 3(c)		18,372
Payable for investment securities purchased		1,278,838
Liability for securities on loan–Note 1(b)		262,701
Payable for shares of Common Stock redeemed		22,920
Accrued expenses		24,386
		1,607,217
Net Assets ($)		**18,990,915**
Composition of Net Assets ($):		
Paid-in capital		16,706,960
Accumulated investment (loss)–net		(28,010)
Accumulated net realized gain (loss) on investments		551,271
Accumulated net unrealized appreciation (depreciation) on investments		1,760,694
Net Assets ($)		**18,990,915**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	7,800,621	4,279,337	6,047,282	346,030	517,645
Shares Outstanding	461,164	259,528	367,011	20,272	30,819
Net Asset Value Per Share ($)	**16.92**	**16.49**	**16.48**	**17.07**	**16.80**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	77,997
Interest	3,538
Income from securities lending	935
Total Income	**82,470**
Expenses:	
Investment advisory fee—Note 3(a)	44,132
Registration fees	26,956
Distribution fees—Note 3(b)	23,035
Shareholder servicing costs—Note 3(c)	21,529
Auditing fees	15,878
Prospectus and shareholders' reports	5,469
Custodian fees—Note 3(c)	4,814
Directors' fees and expenses—Note 3(d)	204
Legal fees	154
Miscellaneous	2,730
Total Expenses	**144,901**
Less—expense reimbursement from The Dreyfus Corporation due to undertaking—Note 3(a)	(33,968)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(453)
Net Expenses	**110,480**
Investment (Loss)—Net	**(28,010)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	663,019
Net unrealized appreciation (depreciation) on investments	1,080,241
Net Realized and Unrealized Gain (Loss) on Investments	**1,743,260**
Net Increase in Net Assets Resulting from Operations	**1,715,250**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment (loss)–net	(28,010)	(25,234)
Net realized gain (loss) on investments	663,019	381,085
Net unrealized appreciation (depreciation) on investments	1,080,241	204,189
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,715,250**	**560,040**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(108,481)	–
Class B shares	(66,961)	–
Class C shares	(57,736)	–
Class R shares	(5,381)	–
Class T shares	(6,855)	–
Total Dividends	**(245,414)**	**–**
Capital Stock Transactions($):		
Net proceeds from shares sold:		
Class A shares	4,419,519	2,081,663
Class B shares	1,725,128	1,033,835
Class C shares	4,501,758	982,282
Class R shares	114,280	–
Class T shares	227,334	7,281
Dividends reinvested:		
Class A shares	99,868	–
Class B shares	62,672	–
Class C shares	27,444	–
Class R shares	5,381	–
Class T shares	5,888	–
Cost of shares redeemed:		
Class A shares	(516,193)	(504,490)
Class B shares	(128,682)	(176,160)
Class C shares	(104,328)	(79,988)
Class R shares	(50,262)	–
Class T shares	(50)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**10,389,757**	**3,344,423**
Total Increase (Decrease) in Net Assets	**11,859,593**	**3,904,463**
Net Assets ($):		
Beginning of Period	7,131,322	3,226,859
End of Period	**18,990,915**	**7,131,322**
Undistributed investment (loss)–net	(28,010)	–

See notes to financial statements.

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	274,365	144,846
Shares issued for dividends reinvested	6,138	–
Shares redeemed	(32,013)	(33,851)
Net Increase (Decrease) in Shares Outstanding	**248,490**	**110,995**
Class B[a]		
Shares sold	109,294	73,847
Shares issued for dividends reinvested	3,944	–
Shares redeemed	(8,082)	(12,374)
Net Increase (Decrease) in Shares Outstanding	**105,156**	**61,473**
Class C		
Shares sold	282,547	69,647
Shares issued for dividends reinvested	1,728	–
Shares redeemed	(6,465)	(5,647)
Net Increase (Decrease) in Shares Outstanding	**277,810**	**64,000**
Class R		
Shares sold	6,861	–
Shares issued for dividends reinvested	328	–
Shares redeemed	(3,036)	–
Net Increase (Decrease) in Shares Outstanding	**4,153**	**–**
Class T		
Shares sold	13,877	498
Shares issued for dividends reinvested	364	–
Shares redeemed	(3)	–
Net Increase (Decrease) in Shares Outstanding	**14,238**	**498**

[a] *During the period ended February 28, 2005, 3,793 Class B shares representing $61,499 were automatically converted to 3,701 Class A shares and during the period ended August 31, 2004, 814 Class B shares representing $12,086 were automatically converted to 800 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased or (decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	14.74	12.88	10.84	11.79	12.50
Investment Operations:					
Investment income (loss)−net[b]	(.00)[c]	(.01)	(.04)	(.05)	.00[c]
Net realized and unrealized gain (loss) on investments	2.51	1.87	2.08	(.82)	(.71)
Total from Investment Operations	2.51	1.86	2.04	(.87)	(.71)
Distributions:					
Dividends from investment income−net	–	–	–	(.08)	–
Dividends from net realized gain on investments	(.33)	–	–	–	–
Total Distributions	(.33)	–	–	(.08)	–
Net asset value, end of period	16.92	14.74	12.88	10.84	11.79
Total Return (%)[d]	17.13[e]	14.35	18.91	(7.47)	(5.68)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03[e]	3.05	5.50	8.41	1.65[e]
Ratio of net expenses to average net assets	.74[e]	1.50	1.50	1.50	.26[e]
Ratio of net investment income (loss) to average net assets	(.04)[e]	(.12)	(.35)	(.47)	.03[e]
Portfolio Turnover Rate	48.22[e]	90.83	109.53	96.81	24.76[e]
Net Assets, end of period ($ x 1,000)	7,801	3,135	1,310	623	660

[a] *From June 29, 2001 (commencement of operations) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	14.43	12.72	10.78	11.78	12.50
Investment Operations:					
Investment (loss)−net[b]	(.07)	(.13)	(.12)	(.14)	(.01)
Net realized and unrealized gain (loss) on investments	2.46	1.84	2.06	(.82)	(.71)
Total from Investment Operations	2.39	1.71	1.94	(.96)	(.72)
Distributions:					
Dividends from investment income−net	–	–	–	(.04)	–
Dividends from net realized gain on investments	(.33)	–	–	–	–
Total Distributions	(.33)	–	–	(.04)	–
Net asset value, end of period	16.49	14.43	12.72	10.78	11.78
Total Return (%)[c]	16.66[d]	13.44	18.00	(8.15)	(5.76)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.44[d]	3.81	6.34	9.16	1.78[d]
Ratio of net expenses to average net assets	1.12[d]	2.25	2.25	2.25	.39[d]
Ratio of net investment (loss) to average net assets	(.43)[d]	(.88)	(1.11)	(1.22)	(.11)[d]
Portfolio Turnover Rate	48.22[d]	90.83	109.53	96.81	24.76[d]
Net Assets, end of period ($ x 1,000)	4,279	2,228	1,182	615	660

[a] *From June 29, 2001 (commencement of operations) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	14.42	12.71	10.77	11.78	12.50
Investment Operations:					
Investment (loss)−net[b]	(.07)	(.12)	(.12)	(.14)	(.01)
Net realized and unrealized gain (loss) on investments	2.46	1.83	2.06	(.83)	(.71)
Total from Investment Operations	2.39	1.71	1.94	(.97)	(.72)
Distributions:					
Dividends from investment income−net	–	–	–	(.04)	–
Dividends from net realized gain on investments	(.33)	–	–	–	–
Total Distributions	(.33)	–	–	(.04)	–
Net asset value, end of period	16.48	14.42	12.71	10.77	11.78
Total Return (%)[c]	16.68[d]	13.45	18.01	(8.20)	(5.76)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.38[d]	3.81	6.41	9.16	1.79[d]
Ratio of net expenses to average net assets	1.12[d]	2.25	2.25	2.25	.40[d]
Ratio of net investment (loss) to average net assets	(.42)[d]	(.87)	(1.12)	(1.22)	(.11)[d]
Portfolio Turnover Rate	48.22[d]	90.83	109.53	96.81	24.76[d]
Net Assets, end of period ($ x 1,000)	6,047	1,286	320	219	226

[a] *From June 29, 2001 (commencement of operations) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	14.85	12.94	10.85	11.80	12.50
Investment Operations:					
Investment income (loss)−net[b]	.02	.03	(.01)	(.03)	.01
Net realized and unrealized gain (loss) on investments	2.53	1.88	2.10	(.82)	(.71)
Total from Investment Operations	2.55	1.91	2.09	(.85)	(.70)
Distributions:					
Dividends from investment income−net	–	–	–	(.10)	–
Dividends from net realized gain on investments	(.33)	–	–	–	–
Total Distributions	(.33)	–	–	(.10)	–
Net asset value, end of period	17.07	14.85	12.94	10.85	11.80
Total Return (%)	17.28[c]	14.67	19.36	(7.29)	(5.60)[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.93[c]	2.84	5.41	8.15	1.61[c]
Ratio of net expenses to average net assets	.62[c]	1.25	1.25	1.25	.22[c]
Ratio of net investment income (loss) to average net assets	.06[c]	.11	(.07)	(.22)	.07[c]
Portfolio Turnover Rate	48.22[c]	90.83	109.53	96.81	24.76[c]
Net Assets, end of period ($ x 1,000)	346	239	209	175	189

[a] *From June 29, 2001 (commencement of operations) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	14.65	12.83	10.82	11.79	12.50
Investment Operations:					
Investment (loss)–net[b]	(.02)	(.04)	(.06)	(.08)	(.00)[c]
Net realized and unrealized gain (loss) on investments	2.50	1.86	2.07	(.82)	(.71)
Total from Investment Operations	2.48	1.82	2.01	(.90)	(.71)
Distributions:					
Dividends from investment income–net	–	–	–	(.07)	–
Dividends from net realized gain on investments	(.33)	–	–	–	–
Total Distributions	(.33)	–	–	(.07)	–
Net asset value, end of period	16.80	14.65	12.83	10.82	11.79
Total Return (%)[d]	17.03[e]	14.10	18.67	(7.67)	(5.68)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.17[e]	3.34	5.92	8.65	1.70[e]
Ratio of net expenses to average net assets	.87[e]	1.75	1.75	1.75	.31[e]
Ratio of net investment (loss) to average net assets	(.18)[e]	(.39)	(.57)	(.72)	(.02)[e]
Portfolio Turnover Rate	48.22[e]	90.83	109.53	96.81	24.76[e]
Net Assets, end of period ($ x 1,000)	518	243	206	174	189

[a] *From June 29, 2001 (commencement of operations) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Structured Midcap Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Franklin Portfolio Associates, LLC ("Franklin Portfolio"), an affiliate of Dreyfus, serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of February 28, 2005, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 57,505 Class A shares, 57,336 Class B shares, 16,445 Class R shares and 16,413 Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these invest-ments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using cal-culations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or com-parable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities trans-actions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the fund did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken from September 1, 2004 through August 31, 2005 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to Dreyfus under the Agreement, or Dreyfus will bear, such excess expenses. The expense reimbursement, pursuant to the undertaking, amounted to $33,968 during the period ended February 28, 2005.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Franklin Portfolio, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the fund's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 up to $100 million	.25 of 1%
$100 million up to $1 billion	.20 of 1%
$1 billion up to $1.5 billion	.16 of 1%
In excess of $1.5 billion	.10 of 1%

During the period ended February 28, 2005, the Distributor retained $6,778 and $540 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $1,026 and $627 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended February 28, 2005, Class B, Class C and Class T shares were charged $11,690, $10,939 and $406, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B, Class C and Class T shares were charged $6,396, $3,897, $3,646 and $406, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $3,317 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $4,814 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $10,060, Rule 12b-1 distribution plan fees $5,524, shareholder services plan fees $3,288, custodian fees $1,283 and transfer agency per account fees $1,225, which are offset against an expense reimbursement currently in effect in the amount of $3,008.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $15,566,750 and $5,634,072, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $1,760,694, consisting of $1,991,357 gross unrealized appreciation and $230,663 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The

Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Premier
Structured Midcap Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Franklin Portfolio Associates, LLC
One Boston Place
Boston, MA 02108

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0936SA0205

Dreyfus Premier Strategic Value Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Strategic Value Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Brian Ferguson.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Brian Ferguson, Portfolio Manager

How did Dreyfus Premier Strategic Value Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 16.67% for Class A shares, 16.22% for Class B shares, 16.16% for Class C shares, 16.66% for Class R shares and 16.36% for Class T shares.[1] The fund's benchmark, the Russell 1000 Value Index, produced a total return of 13.75% for the same period.[2]

We attribute the fund's performance to an improving economic environment during much of the reporting period, which helped fuel a post-election stock market rally in the final weeks of 2004. The fund produced higher returns than the Russell 1000 Value Index, primarily due to strong stock selections in the technology, materials, utilities and health care sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, we invest at least 80% of the fund's assets in stocks, including common stocks, preferred stocks and convertible securities. The fund may invest up to 30% of its assets in foreign issuers.

When selecting stocks for the fund, we utilize a "bottom-up" approach, where the focus is on individual stock selection rather than attempting to forecast market trends. The fund's investment approach is value-oriented and research-driven. When selecting stocks, we identify potential investments through extensive quantitative and fundamental research with a focus on value, business health and business momentum.

What other factors influenced the fund's performance?

Economic growth strengthened and consumer confidence improved throughout the reporting period, due in large part to low borrowing rates and encouraging employment statistics. In addition, we have seen evidence of higher levels of capital spending among businesses. These factors helped fuel a post-election stock market rally after a cloud of political uncertainty was lifted from the financial markets and the economy showed signs of a more sustainable recovery.

While all capitalization ranges in which the fund invests gained value over the reporting period, midcap stocks generally posted higher returns than their small- and large-cap counterparts during the reporting period. The fund participated fully in the midcap market's gains, with particularly attractive returns coming from investments in the technology, energy, consumer discretionary and telecommunications sectors.

In fact, technology stocks made the largest contribution of any market sector to the fund's returns during the reporting period, with the greatest gains achieved by transaction and data warehousing provider NCR. The stock continues to outperform in anticipation of widespread adoption of a new check processing technology, "Check 21," that investors expect will boost earnings. Other technology holdings that fared well included telephony software and systems provider Comverse Technology and two semiconductor companies, Advanced Micro Devices and Fairchild Semiconductor.

The fund also received strong contributions to performance from the materials sector, where a number of chemical companies benefited from rising sales of ethylene used in food packaging, PVC pipes, antifreeze and soft drink bottles. Early in the reporting period, we identified an imbalance in the supply-and-demand dynamics for ethylene, which we believed would drive the plastic's price and manufacturers' earnings higher. Ethylene-related holdings that benefited during the reporting period included Lyondell, NOVA Chemicals and Westlake Chemical Corporation.

Much of the fund's positive performance in the utilities sector came from electricity provider TXU, which achieved strong gains after installing a new management team and restructuring its operations. Because of their lack of exposure to rising oil and gas prices on profits, we also have emphasized electric utilities that own nuclear power plants. Within the health care sector, the fund's returns were boosted by Medco Health Solutions, a pharmacy benefit manager with the nation's largest mail order pharmacy operation. The fund also benefited from fortunate timing in the purchase and sale of Merck & Co., which we bought on price weakness after one of the company's drugs, Vioxx, encountered safety-related problems.

On the other hand, the fund's performance was held back somewhat by its relatively light exposure to energy and consumer staples stocks. Most notably, the fund invested a smaller percentage of its assets than the benchmark in Exxon Mobil, which gained value as energy commodity prices surged. The fund also owned fewer shares of food and tobacco giant Altria Group than the benchmark, which fared well as litigation concerns eased.

What is the fund's current strategy?

As of the end of the reporting period, the fund maintained greater exposure than its benchmark, where we emphasized brokerage and asset management companies; health care stocks, where we favored health care equipment and services; and the media industry, where we found compelling investment opportunities in radio and billboard businesses. Conversely, the fund had less representation than the benchmark in the energy, telecommunications and consumer staples areas, primarily because many of these companies appreciated to levels we consider fully valued.

March 15, 2005

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Strategic Value Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.18	$ 10.83	$ 10.67	$ 6.34	$ 9.12
Ending value (after expenses)	$1,166.70	$1,162.20	$1,161.60	$1,166.60	$1,163.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 5.76	$ 10.09	$ 9.94	$ 5.91	$ 8.50
Ending value (after expenses)	$1,019.09	$1,014.78	$1,014.93	$1,018.94	$1,016.36

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 2.02% for Class B, 1.99% for Class C, 1.18% for Class R and 1.70% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks—96.7%	Shares	Value ($)
Banking—1.0%		
Bank of America	33,162	1,547,007
PHH	1,425 [a]	29,925
		1,576,932
Basic Industries—1.9%		
Air Products & Chemicals	12,300	770,226
Bowater	13,300	516,439
Owens-Illinois	31,500 [a]	784,035
Walter Industries	21,100 [b]	809,607
		2,880,307
Beverages & Tobacco—1.6%		
Altria Group	38,300	**2,514,395**
Broadcasting & Publishing—.8%		
Time Warner	74,700 [a]	**1,287,081**
Capital Goods—10.0%		
Agilent Technologies	32,400 [a]	777,600
Eaton	20,200	1,408,950
Emerson Electric	31,600	2,095,712
Fluor	15,000 [b]	941,250
NCR	147,800 [a]	5,762,722
Navistar International	34,700 [a]	1,369,262
United Technologies	29,200	2,916,496
		15,271,992
Chemicals—1.6%		
Celanese, Ser. A	59,600 [a]	995,320
Lyondell Chemical	40,600	1,374,310
		2,369,630
Consumer Non-Durables—6.8%		
Colgate-Palmolive	51,700	2,735,964
Del Monte Foods	161,100 [a]	1,706,049
Jones Apparel Group	24,700	784,719
Kraft Foods, Cl. A	32,500	1,087,125
NIKE, Cl. B	19,200	1,669,440
Newell Rubbermaid	54,000 [b]	1,203,660
Polo Ralph Lauren	29,000	1,142,600
		10,329,557

Common Stocks (continued)	Shares	Value ($)
Consumer Services–10.9%		
Abercrombie & Fitch, Cl. A	14,600	784,020
Advance Auto Parts	18,900 a	952,182
ARAMARK, Cl. B	27,600	773,628
Brinker International	19,800 a	749,628
Cendant	28,500	630,420
Clear Channel Communications	126,700	4,216,576
DST Systems	15,400 a	731,346
Liberty Media, Cl. A	143,900 a	1,459,146
Liberty Media International, Cl. A	14,848 a	641,879
May Department Stores	25,700	886,907
McDonald's	44,200	1,462,136
Omnicom Group	25,000	2,276,750
Viacom, Cl. B	29,000	1,012,100
		16,576,718
Energy–9.4%		
BP, ADR	33,400	2,168,328
ChevronTexaco	64,278	3,990,378
Exxon Mobil	88,498	5,602,808
Kerr-McGee	34,000	2,640,440
		14,401,954
Financial Services–24.9%		
Alliance Capital Management Holding	35,200 a,b	1,655,456
American Express	13,000	703,950
American International Group	32,000	2,137,600
AmeriCredit	31,400 a	739,784
Chubb	28,600	2,262,546
Citigroup	100,607	4,800,966
Fannie Mae	22,200	1,297,812
Freddie Mac	30,000	1,860,000
Genworth Financial, Cl. A	72,300	2,035,968

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
Goldman Sachs Group	13,700	1,490,560
J.P. Morgan Chase	105,700	3,863,335
Janus Capital Group	44,600	625,738
Knight Trading Group, Cl. A	66,200 [a]	692,452
MBIA	10,900 [b]	638,740
Merrill Lynch	48,700	2,852,846
Morgan Stanley	32,000	1,807,040
PMI Group	50,200	2,020,550
PNC Financial Services Group	24,000	1,263,360
Prudential Financial	13,400	763,800
Radian Group	17,200	831,276
SunTrust Banks	20,800	1,506,752
Wachovia	39,600	2,099,196
		37,949,727
Health Care−7.3%		
Boston Scientific	47,300 [a]	1,544,818
Cardinal Health	12,500	731,875
Cephalon	14,800 [a]	726,236
IVAX	93,825 [a]	1,500,262
Medco Health Solutions	65,200 [a]	2,896,184
PacifiCare Health Systems	11,900 [a]	755,412
PerkinElmer	67,000	1,486,060
Schering-Plough	75,600	1,432,620
		11,073,467
Insurance−1.7%		
Endurance Specialty Holdings	46,050	1,646,288
Reinsurance Group of America	22,000	1,004,300
		2,650,588
Merchandising−.7%		
Foot Locker	40,500	**1,105,650**

Common Stocks (continued)	Shares	Value ($)
Real Estate−.4%		
Spirit Finance	49,000 a	**542,920**
Technology−7.2%		
Agere Systems, Cl. A	702,800 a	1,152,592
Automatic Data Processing	38,400	1,649,664
Ceridian	38,500 a	702,625
Fairchild Semiconductor	45,300 a	748,356
Fiserv	32,900 a	1,248,226
International Business Machines	19,100	1,768,278
Micron Technology	45,300 a,b	520,950
Microsoft	62,900	1,583,822
Solectron	185,600 a	918,720
SunGard Data Systems	26,900 a	702,359
		10,995,592
Telecommunications−1.3%		
Sprint (FON Group)	85,000	**2,012,800**
Transportation−.5%		
CSX	19,800	**817,938**
Utilities−8.7%		
ALLTEL	24,100 b	1,378,520
Calpine	270,300 a,b	894,693
Edison International	43,600	1,416,128
Entergy	21,400	1,479,168
Exelon	50,300	2,281,608
NRG Energy	27,000 a	1,039,770
PG&E	43,100	1,516,258
PPL	14,100	769,014
Verizon Communications	70,800	2,546,676
		13,321,835
Total Common Stocks		
(cost $127,284,469)		**147,679,083**

Short-Term Investments−3.0%	Principal Amount ($)	Value ($)
U.S.Treasury Bills:		
1.98%, 3/3/2005	171,000	170,978
2.17%, 3/10/2005	3,327,000	3,325,037
2.33%, 3/17/2005	602,000	601,362
2.41%, 3/24/2005	502,000	501,217
Total Short-Term Investments (cost $4,598,777)		**4,598,594**

Investment of Cash Collateral for Securities Loaned−4.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $6,499,541)	6,499,541 c	**6,499,541**

Total Investments (cost $138,382,787)	**104.0%**	**158,777,218**
Liabilities, Less Cash and Receivables	**(4.0%)**	**(6,079,855)**
Net Assets	**100.0%**	**152,697,363**

a *Non-income producing.*
b *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $6,185,675 and the total market value of the collateral held by the fund is $6,499,541.*
c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial Services	24.9	Short-Term/	
Consumer Services	10.9	Money Market Investments	7.3
Capital Goods	10.0	Technology	7.2
Energy	9.4	Consumer Non-Durables	6.8
Utilities	8.7	Other	11.5
Health Care	7.3		**104.0**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $6,185,675)–Note 1(c):		
Unaffiliated issuers	131,883,246	152,277,677
Affiliated issuers	6,499,541	6,499,541
Cash		292,970
Dividends and interest receivable		207,510
Receivable for shares of Common Stock subscribed		246,146
Prepaid expenses		25,782
		159,549,626
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		141,804
Liability for securities on loan–Note 1(c)		6,499,541
Payable for shares of Common Stock redeemed		139,428
Accrued expenses		71,490
		6,852,263
Net Assets ($)		**152,697,363**
Composition of Net Assets ($):		
Paid-in capital		131,000,546
Accumulated investment income–net		448,885
Accumulated net realized gain (loss) on investments		853,501
Accumulated net unrealized appreciation (depreciation) on investments		20,394,431
Net Assets ($)		**152,697,363**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	132,784,470	11,754,246	7,248,030	242,686	667,931
Shares Outstanding	4,592,252	417,469	257,259	8,411	23,536
Net Asset Value Per Share ($)	**28.91**	**28.16**	**28.17**	**28.85**	**28.38**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $294 foreign taxes withheld at source)	1,278,457
Interest	23,280
Income from securities lending	10,854
Total Income	**1,312,591**
Expenses:	
Management fee–Note 3(a)	517,254
Shareholder servicing costs–Note 3(c)	208,088
Distribution fees–Note 3(b)	60,057
Registration fees	29,185
Professional fees	18,247
Prospectus and shareholders' reports	15,003
Custodian fees–Note 3(c)	11,094
Directors' fees and expenses–Note 3(d)	1,502
Loan commitment fees–Note 2	242
Miscellaneous	3,533
Total Expenses	**864,205**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(499)
Net Expenses	**863,706**
Investment Income–Net	**448,885**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	6,671,710
Net unrealized appreciation (depreciation) on investments	14,134,307
Net Realized and Unrealized Gain (Loss) on Investments	**20,806,017**
Net Increase in Net Assets Resulting from Operations	**21,254,902**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income (loss)–net	448,885	(541,855)
Net realized gain (loss) on investments	6,671,710	21,963,573
Net unrealized appreciation (depreciation) on investments	14,134,307	(6,817,381)
Net Increase (Decrease) in Net Assets Resulting from Operations	**21,254,902**	**14,604,337**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	22,105,429	37,409,020
Class B shares	2,056,514	4,866,655
Class C shares	1,984,358	3,876,686
Class R shares	50,251	85,113
Class T shares	492,950	138,414
Cost of shares redeemed:		
Class A shares	(19,070,710)	(41,862,237)
Class B shares	(814,178)	(856,236)
Class C shares	(257,496)	(454,674)
Class R shares	(9,371)	(440)
Class T shares	(7,937)	(10,728)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**6,529,810**	**3,191,573**
Total Increase (Decrease) in Net Assets	**27,784,712**	**17,795,910**
Net Assets ($):		
Beginning of Period	124,912,651	107,116,741
End of Period	**152,697,363**	**124,912,651**
Undistributed investment income–net	448,885	–

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class A [a]		
Shares sold	812,679	1,524,719
Shares redeemed	(700,238)	(1,741,943)
Net Increase (Decrease) in Shares Outstanding	**112,441**	**(217,224)**
Class B [a]		
Shares sold	77,214	200,732
Shares redeemed	(30,414)	(35,791)
Net Increase (Decrease) in Shares Outstanding	**46,800**	**164,941**
Class C		
Shares sold	73,837	160,421
Shares redeemed	(9,768)	(18,617)
Net Increase (Decrease) in Shares Outstanding	**64,069**	**141,804**
Class R		
Shares sold	1,805	3,484
Shares redeemed	(357)	(17)
Net Increase (Decrease) in Shares Outstanding	**1,448**	**3,467**
Class T		
Shares sold	17,855	5,681
Shares redeemed	(292)	(454)
Net Increase (Decrease) in Shares Outstanding	**17,563**	**5,227**

[a] *During the period ended February 28, 2005, 4,415 Class B shares representing $117,881 were automatically converted to 4,309 Class A shares and during the period ended August 31, 2004, 4,139 Class B shares representing $100,196 were automatically converted to 4,059 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2005	Year Ended August 31,				
Class A Shares	(Unaudited)	2004	2003	2002	2001[a]	2000
Per Share Data ($):						
Net asset value, beginning of period	24.76	21.62	17.14	22.45	28.81	24.52
Investment Operations:						
Investment income (loss)–net[b]	.10	(.10)	(.02)	(.07)	.11	.43
Net realized and unrealized gain (loss) on investments	4.05	3.24	4.50	(4.55)	(2.10)	6.46
Total from Investment Operations	4.15	3.14	4.48	(4.62)	(1.99)	6.89
Distributions:						
Dividends from investment income–net	–	–	–	(.07)	(.38)	(.08)
Dividends from net realized gain on investments	–	–	–	(.62)	(3.99)	(2.52)
Total Distributions	–	–	–	(.69)	(4.37)	(2.60)
Net asset value, end of period	28.91	24.76	21.62	17.14	22.45	28.81
Total Return (%)	16.67[c,d]	14.62[c]	26.14[c]	(21.25)[c]	(7.38)[c]	30.88
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.57[d]	1.37	1.43	1.48	1.29	1.34
Ratio of net expenses to average net assets	.57[d]	1.37	1.43	1.48	1.29	1.34
Ratio of net investment income (loss) to average net assets	.37[d]	(.41)	(.12)	(.31)	.43	1.72
Portfolio Turnover Rate	51.38[d]	115.26	36.93	35.71	337.44	235.16
Net Assets, end of period ($ x 1,000)	132,784	110,939	101,555	120,206	119,455	77,971

[a] *The fund changed to a five class fund on June 1, 2001. The existing shares were redesignated Class A shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Six Months Ended February 28, 2005	Year Ended August 31,			
Class B Shares	(Unaudited)	2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	24.21	21.28	16.98	22.40	24.04
Investment Operations:					
Investment (loss)–net[b]	(.01)	(.25)	(.14)	(.17)	(.02)
Net realized and unrealized gain (loss) on investments	3.96	3.18	4.44	(4.55)	(1.62)
Total from Investment Operations	3.95	2.93	4.30	(4.72)	(1.64)
Distributions:					
Dividends from investment income–net	–	–	–	(.08)	–
Dividends from net realized gain on investments	–	–	–	(.62)	–
Total Distributions	–	–	–	(.70)	–
Net asset value, end of period	28.16	24.21	21.28	16.98	22.40
Total Return (%)[c]	16.22[d]	13.86	25.32	(21.79)	(6.82)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00[d]	2.03	2.11	2.07	.57[d]
Ratio of net expenses to average net assets	1.00[d]	2.03	2.11	2.07	.57[d]
Ratio of net investment (loss) to average net assets	(.06)[d]	(1.03)	(.78)	(.82)	(.09)[d]
Portfolio Turnover Rate	51.38[d]	115.26	36.93	35.71	337.44
Net Assets, end of period ($ x 1,000)	11,754	8,975	4,377	2,763	258

[a] From June 1, 2001 (commencement of initial offering) to August 31, 2001.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	24.23	21.29	16.99	22.39	24.04
Investment Operations:					
Investment (loss)−net [b]	(.01)	(.24)	(.13)	(.18)	(.01)
Net realized and unrealized gain (loss) on investments	3.95	3.18	4.43	(4.53)	(1.64)
Total from Investment Operations	3.94	2.94	4.30	(4.71)	(1.65)
Distributions:					
Dividends from investment income−net	–	–	–	(.07)	–
Dividends from net realized gain on investments	–	–	–	(.62)	–
Total Distributions	–	–	–	(.69)	–
Net asset value, end of period	28.17	24.23	21.29	16.99	22.39
Total Return (%)[c]	16.16[d]	13.90	25.31	(21.73)	(6.86)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.99[d]	1.99	2.08	2.08	.57[d]
Ratio of net expenses to average net assets	.98[d]	1.99	2.08	2.08	.57[d]
Ratio of net investment (loss) to average net assets	(.04)[d]	(.97)	(.74)	(.86)	(.06)[d]
Portfolio Turnover Rate	51.38[d]	115.26	36.93	35.71	337.44
Net Assets, end of period ($ x 1,000)	7,248	4,681	1,094	483	124

[a] *From June 1, 2001 (commencement of initial offering) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2005 (Unaudited)		Year Ended August 31,		
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	24.71	21.52	17.02	22.38	24.04
Investment Operations:					
Investment income (loss)–net [b]	.10	(.04)	.01	.01	(.04)
Net realized and unrealized gain (loss) on investments	4.04	3.23	4.49	(4.67)	(1.62)
Total from Investment Operations	4.14	3.19	4.50	(4.66)	(1.66)
Distributions:					
Dividends from investment income–net	–	–	–	(.08)	–
Dividends from net realized gain on investments	–	–	–	(.62)	–
Total Distributions	–	–	–	(.70)	–
Net asset value, end of period	28.85	24.71	21.52	17.02	22.38
Total Return (%)	16.66[c]	14.92	26.44	(21.52)	(6.91)[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.59[c]	1.13	1.19	1.11	.60[c]
Ratio of net expenses to average net assets	.59[c]	1.13	1.19	1.11	.60[c]
Ratio of net investment income (loss) to average net assets	.35[c]	(.17)	.06	.06	(.19)[c]
Portfolio Turnover Rate	51.38[c]	115.26	36.93	35.71	337.44
Net Assets, end of period ($ x 1,000)	243	172	75	88	1

[a]   *From June 1, 2001 (commencement of initial offering) to August 31, 2001.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004	2003	2002	2001[a]
Per Share Data ($):					
Net asset value, beginning of period	24.37	21.31	16.94	22.35	24.04
Investment Operations:					
Investment income (loss)−net[b]	.03	(.15)	(.04)	(.14)	(.07)
Net realized and unrealized gain (loss) on investments	3.98	3.21	4.41	(4.60)	(1.62)
Total from Investment Operations	4.01	3.06	4.37	(4.74)	(1.69)
Distributions:					
Dividends from investment income−net	–	–	–	(.05)	–
Dividends from net realized gain on investments	–	–	–	(.62)	–
Total Distributions	–	–	–	(.67)	–
Net asset value, end of period	28.38	24.37	21.31	16.94	22.35
Total Return (%)[c]	16.36[d]	14.45	25.80	(21.86)	(7.07)[d]
Ratio of total expenses to average net assets	.84[d]	1.68	1.61	1.94	.73[d]
Ratio of net expenses to average net assets	.84[d]	1.68	1.61	1.94	.73[d]
Ratio of net investment income (loss) to average net assets	.11[d]	(.63)	(.20)	(.72)	(.32)[d]
Portfolio Turnover Rate	51.38[d]	115.26	36.93	35.71	337.44
Net Assets, end of period ($ x 1,000)	668	146	16	3	1

[a] *From June 1, 2001 (commencement of initial offering) to August 31, 2001.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Strategic Value Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $4,872,187 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended February 28, 2005, the Distributor retained $11,940 and $70 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $8,266 and $677 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended February 28, 2005, Class B, Class C and Class T shares were charged $38,388, $21,331 and $338, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B, Class C and Class T shares were charged $151,922, $12,796, $7,110 and $338, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $35,922 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $11,094 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $86,374, Rule 12b-1 distribution plan fees $10,759, shareholder services plan fees $28,745, custody fees $3,541 and transfer agency per account fees $12,385.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $74,033,740 and $69,672,531, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $20,394,431, consisting of $23,000,260 gross unrealized appreciation and $2,605,829 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Premier
Strategic Value Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0257SA0205

Dreyfus
Emerging Leaders Fund

SEMIANNUAL REPORT February 28, 2005



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Emerging Leaders Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Paul Kandel and Hilary Woods.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Paul Kandel and Hilary Woods, Portfolio Managers

How did Dreyfus Emerging Leaders Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced a total return of 16.84%.[1] In comparison, the fund's benchmark, the Russell 2000 Index (the "Index"), achieved a 16.40% total return for the same period.[2]

We attribute these results to a volatile but generally positive environment for most stocks, driven by robust industrial activity and better-than-expected corporate financial results. Small- to midcap stocks generally produced greater gains than their large-cap counterparts. However, investor sentiment appeared to shift from more speculative stocks toward higher-quality companies with sound fundamentals and reasonable valuations, a move for which the fund was well positioned. As a result, the fund participated fully in the market's rise, delivering slightly higher returns than its benchmark primarily due to relatively good performance in the health care, producer durables and technology sectors.

What is the fund's investment approach?

The fund seeks capital growth by investing at least 80% of its assets in companies we believe are emerging leaders: companies characterized by new or innovative products, services or processes having the potential to enhance earnings growth. The fund primarily invests in companies with market capitalizations of less than $2 billion at the time of purchase. Because the fund may continue to hold a security as its market capitalization grows, a substantial portion of the fund's holdings can have market capitalizations in excess of $2 billion at any given time.

In choosing stocks, we use a blended approach, investing in a combination of growth and value stocks. Using fundamental research and direct management contact, we seek stocks with strong positions in major product lines, sustained achievement records and strong financial conditions. We seek special situations, such as corporate restructurings or management changes that could be a catalyst for stock appreciation.

What other factors influenced the fund's performance?

The fund achieved its strongest returns relative to the benchmark in the health care sector, where results were bolstered by good individual stock selections and an emphasis on service-oriented health care providers. Top performers included insurer PacifiCare Health Systems, eldercare and rehabilitation specialist Genesis HealthCare, outpatient dialysis services provider DaVita and acute care facilities operator LifePoint Hospitals. Shares in another health care services holding, NeighborCare, rose in response to a competitor's buy-out offer. The fund avoided investments in most biotechnology stocks due to their speculative nature, a decision that further boosted performance relative to the benchmark.

The fund's focus on companies that we believed had sound underlying fundamentals and sustainable earnings prospects enhanced performance in the producer durables area. Returns from the producer durables sector benefited from investments in industry leaders, such as diversified electrical products and services provider WESCO International, construction and agricultural machinery producer JLG Industries, construction and mining equipment maker Terex, defense contractor United Defense Industries and industrial product manufacturer IDEX. The fund's relatively heavy exposure to producer durables stocks at a time of strong industrial expansion further augmented its performance.

Among technology stocks, the fund emphasized software developers and service providers, areas that performed well over the reporting period. Strong individual stock selections further contributed to good relative returns in the technology area. Major holdings included enterprise software developers Hyperion Solutions and Business Objects S.A., as well as F5 Networks, a provider of application traffic management products, and Websense, a provider of internet management products.

On the other hand, the fund underperformed its benchmark in two notable areas. First, a small number of individual disappointments undermined relative returns in the autos and transports sector. These included

Cooper Tire and Rubber, which was hurt by weak automobile sales, and railroad product maker Trinity Industries, which declined due to share price volatility in the wake of strong gains prior to the start of the reporting period. Second, while a lack of exposure to real estate investment trusts benefited the fund, holdings among banks and savings and loans proved vulnerable to rising interest rates and slowing economic growth lead to overall weaker relative performance in the financial services sector.

What is the fund's current strategy?

As of the end of the reporting period, we have positioned the fund to benefit from an apparent shift in investor sentiment in favor of larger-cap, higher-quality issues. In addition, we recently have emphasized energy stocks, which we believe stand to benefit from constrained oil and gas supplies and strong industrial demand. We also have maintained the fund's relative heavy exposure to health care services companies that, in our judgment, enjoy solid fundamentals, and we have increased the fund's holdings among traditionally defensive consumer staples stocks as a hedge against slowing economic growth. Conversely, we have de-emphasized the fund's consumer discretionary and financial holdings due to concerns regarding rising interest rates. We also have trimmed positions in the materials and processing sector in light of relatively high valuations. As always, we are prepared to change the fund's composition as market conditions evolve.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement effective March 16, 2005, through March 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.
[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Emerging Leaders Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 7.20
Ending value (after expenses)	$1,168.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 6.71
Ending value (after expenses)	$1,018.15

† Expenses are equal to the fund's annualized expense ratio of 1.34%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks−94.8%	Shares	Value ($)
Autos & Transports−3.9%		
Cooper Tire & Rubber	590,000	11,416,500
SkyWest	685,000	11,692,950
Trinity Industries	500,000 [a]	14,400,000
		37,509,450
Consumer−17.3%		
Church & Dwight	515,000	18,215,550
Educate	349,800 [b]	4,508,922
Entercom Communications	375,000 [b]	12,907,500
Fossil	400,000 [b]	10,320,000
Genesco	400,000 [b]	11,788,000
Guitar Center	302,000 [b]	18,295,160
Harte-Hanks	532,000	14,257,600
Intrawest	595,000	11,459,700
PETCO Animal Supplies	451,000 [b]	15,983,440
Pacific Sunwear of California	650,000 [b]	16,744,000
Pinnacle Entertainment	600,000 [b]	9,300,000
United Natural Foods	300,000 [b]	9,351,000
Valassis Communications	340,000 [b]	12,719,400
		165,850,272
Energy−8.2%		
Cabot Oil & Gas	285,000	15,957,150
Houston Exploration	200,000 [b]	11,580,000
Superior Energy Services	1,000,000 [b]	19,180,000
Todco, Cl. A	600,000 [b]	15,114,000
Unit Corp.	370,000 [b]	16,938,600
		78,769,750
Financial Services−16.6%		
Affiliated Managers Group	260,000 [b]	16,837,600
American Capital Strategies	378,500 [a]	13,133,950
First Midwest Bancorp	475,000	16,211,750
Flagstar Bancorp	525,000	10,788,750
Global Payments	222,000 [a]	12,325,440
Greater Bay Bancorp	625,000 [a]	15,831,250

Common Stocks (continued)	Shares	Value ($)
Financial Services (continued)		
Harbor Florida Bancshares	355,000	12,048,700
Montpelier Re Holdings	336,000	13,604,640
Reinsurance Group of America	257,000	11,732,050
Southwest Bancorporation of Texas	675,000	12,858,750
Webster Financial	310,000	13,578,000
Westamerica Bancorporation	200,000	10,418,000
		159,368,880
Health Care−12.7%		
Andrx	582,000 [b]	13,065,900
Apria Healthcare Group	475,000 [b]	15,418,500
Chemed	150,000	10,710,000
Genesis HealthCare	500,000 [b]	20,590,000
iShares Nasdaq Biotechnology Index Fund	140,000 [a,b]	9,562,000
Impax Laboratories	500,000 [b]	8,530,000
LifePoint Hospitals	325,000 [b]	13,016,250
NDCHealth	450,000	6,979,500
Par Pharmaceutical	200,000 [b]	7,398,000
Varian	380,000 [b]	16,207,000
		121,477,150
Materials & Processing−9.7%		
Agnico-Eagle Mines	1,087,000 [a]	15,728,890
Agrium	725,000	13,122,500
Cambrex	575,000	13,046,750
Crown Holdings	574,000 [b]	9,442,300
Hexcel	925,000 [b]	15,382,750
Olin	530,000	13,223,500
Wausau-Mosinee Paper	855,000	12,893,400
		92,840,090
Producer Durables−8.9%		
Albany International, Cl. A	380,000	12,255,000
IDEX	310,000	12,245,000
JLG Industries	800,000	17,120,000

Common Stocks (continued)	Shares	Value ($)
Producer Durables (continued)		
United Defense Industries	240,000	13,132,800
Universal Compression Holdings	333,000 b	12,654,000
WESCO International	500,000 b	17,965,000
		85,371,800
Technology—12.4%		
Altiris	375,000 a,b	10,961,250
Anteon International	320,000 b	12,147,200
Ask Jeeves	390,000 a,b	8,915,400
Business Objects, ADR	350,000 a,b	9,786,000
Cypress Semiconductor	700,000 b	9,856,000
Extreme Networks	1,650,000 b	9,603,000
F5 Networks	215,000 b	11,844,350
Genesis Microchip	267,000 b	3,935,580
Hyperion Solutions	262,000 b	13,225,760
Skyworks Solutions	968,000 b	7,027,680
Veeco Instruments	600,000 b	8,976,000
Websense	210,000 b	12,568,500
		118,846,720
Utilities—5.1%		
ALLETE	275,000	10,912,000
Arch Coal	318,000	14,179,620
Duquesne Light Holdings	600,000 a	11,238,000
Puget Energy	530,000	12,147,600
		48,477,220
Total Common Stocks (cost $692,749,669)		**908,511,332**

Other Investments—4.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $41,369,000)	41,369,000 c	**41,369,000**

Investment of Cash Collateral for Securities Loaned—5.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $48,831,718)	48,831,718 c	**48,831,718**
Total Investments (cost $782,950,387)	**104.2%**	**998,712,050**
Liabilities, Less Cash and Receivables	**(4.2%)**	**(40,384,796)**
Net Assets	**100.0%**	**958,327,254**

ADR—American Depository Receipts.

a   All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $46,669,679 and the total market value of the collateral held by the fund is $48,831,718.

b   Non-income producing.

c   Investments in affiliated money market mutual funds.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Consumer	17.3	Producer Durables	8.9
Financial Services	16.6	Energy	8.2
Health Care	12.7	Utilities	5.1
Technology	12.4	Autos & Transports	3.9
Materials & Processing	9.7		
Short-Term/ Money Market Investments	9.4		**104.2**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $46,669,679)–Note 1(b):		
Unaffiliated issuers	692,749,669	908,511,332
Affiliated issuers	90,200,718	90,200,718
Cash		363,301
Receivable for investment securities sold		9,518,311
Dividends and interest receivable		744,873
Receivable for shares of Common Stock subscribed		550,673
Prepaid expenses		28,632
		1,009,917,840
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		904,123
Liability for securities on loan–Note 1(b)		48,831,718
Payable for shares of Common Stock redeemed		1,406,572
Accrued expenses		448,173
		51,590,586
Net Assets ($)		**958,327,254**
Composition of Net Assets ($):		
Paid-in capital		659,614,944
Accumulated investment (loss)–net		(2,128,417)
Accumulated net realized gain (loss) on investments		85,079,064
Accumulated net unrealized appreciation (depreciation) on investments		215,761,663
Net Assets ($)		**958,327,254**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		21,750,018
Net Asset Value, offering and redemption price per share–Note 3(e) ($)		**44.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $11,094 foreign taxes withheld at source):	
Unaffiliated issuers	4,181,939
Affiliated issuers	291,051
Income from securities lending	119,108
Total Income	**4,592,098**
Expenses:	
Management fee–Note 3(a)	4,510,644
Shareholder servicing costs–Note 3(b)	2,091,888
Custodian fees–Note 3(b)	39,020
Professional fees	21,980
Prospectus and shareholders' reports	13,419
Registration fees	10,968
Interest expense–Note 2	8,477
Directors' fees and expenses–Note 3(c)	7,778
Loan commitment fees–Note 2	4,435
Miscellaneous	11,906
Total Expenses	**6,720,515**
Investment (Loss)–Net	**(2,128,417)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	152,488,731
Net unrealized appreciation (depreciation) on investments	8,951,612
Net Realized and Unrealized Gain (Loss) on Investments	**161,440,343**
Net Increase in Net Assets Resulting from Operations	**159,311,926**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment (loss)–net	(2,128,417)	(5,932,203)
Net realized gain (loss) on investments	152,488,731	153,626,269
Net unrealized appreciation (depreciation) on investments	8,951,612	(20,290,024)
Net Increase (Decrease) in Net Assets Resulting from Operations	**159,311,926**	**127,404,042**
Capital Stock Transactions ($):		
Net proceeds from shares sold	71,549,775	316,518,596
Cost of shares redeemed	(265,393,038)	(621,998,115)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(193,843,263)**	**(305,479,519)**
Total Increase (Decrease) in Net Assets	**(34,531,337)**	**(178,075,477)**
Net Assets ($):		
Beginning of Period	992,858,591	1,170,934,068
End of Period	**958,327,254**	**992,858,591**
Capital Share Transactions (Shares):		
Shares sold	1,720,916	8,304,150
Shares redeemed	(6,299,940)	(16,228,851)
Net Increase (Decrease) in Shares Outstanding	**(4,579,024)**	**(7,924,701)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	37.71	34.18	27.85	36.06	40.61	30.35
Investment Operations:						
Investment (loss)–net[a]	(.09)	(.19)	(.16)	(.16)	(.15)	(.14)
Net realized and unrealized gain (loss) on investments	6.44	3.72	6.49	(7.21)	(3.81)	10.47
Total from Investment Operations	6.35	3.53	6.33	(7.37)	(3.96)	10.33
Distributions:						
Dividends from net realized gain on investments	–	–	–	(.84)	(.59)	(.07)
Net asset value, end of period	44.06	37.71	34.18	27.85	36.06	40.61
Total Return (%)	16.84[b]	10.29	22.77	(20.78)	(9.80)	34.07
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.66[b]	1.31	1.38	1.34	1.29	1.26
Ratio of net investment (loss) to average net assets	(.21)[b]	(.50)	(.56)	(.49)	(.39)	(.37)
Portfolio Turnover Rate	23.73[b]	47.66	50.27	36.24	77.63	76.00
Net Assets, end of period ($ x 1,000)	958,327	992,859	1,170,934	1,074,004	1,379,534	1,322,996

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Emerging Leaders Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to existing shareholders without a sales charge. The fund is closed to new investors.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused accumulated capital loss carryover of $65,693,181 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended February 28, 2005 was approximately $647,500, with a related weighted average annualized interest rate of 2.64%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .90 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from March 16, 2005 through March 31, 2006 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fee, interest on borrowings, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .90 of 1% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expenses.

(b) Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25 of 1% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, the fund was charged $1,252,957 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $105,551 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $39,020 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $679,377, shareholder services plan fees $181,546, custody fees $13,200 and transfer agency per account fees $30,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

(e) A 1% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $231,268,048 and $429,258,659, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $215,761,663, consisting of $234,646,454 gross unrealized appreciation and $18,884,791 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes. (See the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

Dreyfus
Emerging Leaders Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0259SA0205

Dreyfus Premier
Midcap Value Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio
manager only through the end of the period covered and do not
necessarily represent the views of Dreyfus or any other person in
the Dreyfus organization. Any such views are subject to change at
any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not
be relied on as investment advice and, because investment decisions
for a Dreyfus fund are based on numerous factors, may not be relied
on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Midcap Value Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, David Daglio.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

David Daglio, Portfolio Manager

How did Dreyfus Premier Midcap Value Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 14.56% for its Class A shares, 14.07% for its Class B shares, 14.10% for its Class C shares, 13.58% for its Class R shares and 13.68% for its Class T shares.[1] In comparison, the fund's benchmark, the Russell Midcap Value Index, achieved a total return of 18.03%. [2]

While the improving economy helped boost performance for midcap stocks overall, the fund's returns underperformed its benchmark during the reporting period, largely due to disappointing stock selections in the materials and consumer staples sectors.

What is the fund's investment approach?

The fund's goal is to exceed the performance of the Russell Midcap Value Index. To pursue this goal, the fund normally invests at least 80% of its assets in stocks of midcap companies. The fund currently considers companies with market capitalizations that fall in the range of the capitalizations of the companies that comprise the S&P MidCap 400 Index or the Russell Midcap Index at the time of purchase to be midcap companies. As of the end of the reporting period, the market capitalizations of companies that comprise such indexes ranged between $500 million and $15 billion; however, based on market conditions, the range of midcap companies may vary. Because the fund may continue to hold a security whose market capitalization grows, a substantial portion of the fund's holdings can have market capitalizations in excess of $15 billion at any given time.

When selecting stocks for the fund, we utilize a "bottom-up" approach, where the focus is on individual stock selection rather than attempting to forecast market trends and looks for value companies. A three-step screening process is used to select stocks:

• *Value,* quantitative screens track traditional measures such as price-to-earnings, price-to-book and price-to-sales ratios; these ratios are analyzed and compared against the market;

- *Sound business fundamentals,* a company balance sheet and income data are examined to determine the company's financial history; and

- *Positive business momentum,* a company's earnings and forecast changes are analyzed and sales and earnings trends are reviewed to determine the company's financial condition or the presence of a catalyst that will trigger a price increase near- to mid-term.

The fund typically sells a stock when it reaches our target price, is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum or falls short of our expectations.

What other factors influenced the fund's performance?

Economic growth strengthened and consumer confidence improved over the reporting period, due in large part to low borrowing rates and encouraging employment statistics. In addition, we have seen evidence of higher levels of capital spending among businesses. These factors helped fuel a rally after the economy showed signs of a more sustainable recovery.

The fund's lagging relative returns can be attributed primarily to our stock selection strategy in the materials area, where we had limited exposure to chemical stocks, instead emphasizing paper companies that we believed were attractively valued. However, chemical stocks fared well and paper stocks underperformed the averages during the reporting period. The fund's performance also was hindered by several consumer staples holdings, where rising steel prices hurt the profit margins of canned goods manufacturers, and several supermarkets posted disappointing financial results due to ongoing restructuring efforts.

On a more positive note, the fund achieved strong returns from its consumer discretionary, technology, telecommunications and financial holdings. Within the consumer discretionary area, the fund received strong contributions to performance from Abercrombie & Fitch, a specialty apparel retailer that posted strong same-store sales comparisons. The fund's performance in the technology area was driven by gains in semiconductor and semiconductor capital equipment stocks, which had fallen to relatively low prices when the reporting period began. Because we believed that their valuations were compelling, we added to the fund's semiconductor holdings and participated in their gains later in the reporting period. The fund's wireless telecommunications holdings fared well amid ongoing industry consolidation. Finally, the fund's stock selection strategy and slightly underweighted position in the financials sector contributed positively to its performance. We limited the fund's exposure to banks, thrifts and insurance companies, which lagged during the reporting period, and focused instead on online brokers, which fared well.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to favor technology stocks and paper stocks within the materials area. In our view, paper prices may be poised to rise. Conversely, the fund ended the reporting period with less exposure to steel and chemicals stocks, primarily because we believe that prices of these commodities may already have peaked. We also have found relatively few opportunities among banks, thrifts and utilities stocks. Finally, we have identified what we believe to be attractive investment opportunities within the health care sector, especially among makers of generic drugs and certain biotechnology companies.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Value Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Midcap Value Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.98	$ 12.37	$ 12.90	$ 18.69	$ 10.23
Ending value (after expenses)	$1,145.60	$1,140.70	$1,141.00	$1,135.80	$1,136.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.50	$ 11.63	$ 12.13	$ 17.57	$ 9.64
Ending value (after expenses)	$1,017.36	$1,013.24	$1,012.74	$1,007.29	$1,015.22

† Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.33% for Class B, 2.43% for Class C, 3.53% for Class R and 1.93% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks—100.3%	Shares	Value ($)
Banking—3.6%		
Advance America Cash Advance Centers	8,430	171,382
Colonial BancGroup	22,200	452,214
		623,596
Basic Industries—7.4%		
Abitibi-Consolidated	34,000	156,740
Allegheny Technologies	9,500	233,795
Bowater	3,700	143,671
Massey Energy	2,500	108,950
Owens-Illinois	6,300 [a]	156,807
Smurfit-Stone Container	8,750 [a]	145,512
Timken	12,400	350,920
		1,296,395
Capital Goods—3.7%		
General Dynamics	800	84,280
NCR	1,400 [a]	54,586
Navistar International	12,900 [a]	509,034
		647,900
Chemicals—.3%		
Huntsman	1,960 [a,b]	**55,978**
Consumer Non-Durables—7.4%		
Colgate-Palmolive	1,900	100,548
Del Monte Foods	40,500 [a]	428,895
General Mills	3,400	178,058
H.J. Heinz	2,100	79,044
Jones Apparel Group	3,500	111,195
Kellogg	3,800	167,200
Polo Ralph Lauren	1,900	74,860
Reader's Digest Association	8,500	147,050
		1,286,850
Consumer Services—16.4%		
ARAMARK, Cl. B	6,400	179,392
Advance Auto Parts	1,500 [a]	75,570
Applebee's International	2,900	82,679
Brinker International	8,800 [a]	333,168
Career Education	10,700 [a]	365,405

Common Stocks (continued)	Shares	Value ($)
Consumer Services (continued)		
Citadel Broadcasting	5,100 ᵃ	72,012
Clear Channel Communications	3,300	109,824
Corinthian Colleges	5,000 ᵃ	86,450
Kroger	16,800 ᵃ	302,232
Office Depot	8,900 ᵃ	171,325
Omnicom Group	5,300	482,671
Outback Steakhouse	4,000	179,640
Safeway	16,200 ᵃ	298,080
Univision Communications, Cl. A	4,800 ᵃ	126,672
		2,865,120
Energy—8.1%		
GlobalSantaFe	1,996	74,850
Kerr-McGee	1,000	77,660
Key Energy Services	11,000 ᵃ	152,020
Marathon Oil	12,400	587,016
Nabors Industries	1,310 ᵃ	75,194
Noble Energy	4,600	311,144
Patterson-UTI Energy	5,800	145,000
		1,422,884
Financial Services—19.5%		
Archstone-Smith Trust	4,400	148,852
CIT Group	14,700	593,145
Comerica	1,800	102,744
E*TRADE Financial	32,100 ᵃ	425,967
Equity Office Properties Trust	11,300	340,921
Hartford Financial Services Group	1,000	71,950
Janus Capital Group	26,270	368,568
Knight Trading Group	27,700 ᵃ	289,742
MBIA	4,900	287,140
PNC Financial Services Group	1,400	73,696
PartnerRe	3,700	231,805
SEI Investments	5,000	184,800
UnumProvident	17,200	291,024
		3,410,354
Forest Products and Paper—.7%		
Domtar	13,100	**119,210**

Common Stocks (continued)	Shares		Value ($)
Health Care−9.9%			
Barr Pharmaceuticals	2,900	a	138,446
Baxter International	3,900		139,074
Biogen Idec	2,400	a	92,760
Biovail	18,100	a	290,324
Cephalon	8,700	a	426,909
IVAX	17,412	a	278,418
Omnicare	7,800		269,022
WebMD	11,700	a,b	88,218
			1,723,171
Merchandising−.5%			
Dollar General	4,300		**91,289**
Miscellaneous−1.1%			
Diebold	1,700		90,729
Intuit	2,300	a	98,440
			189,169
Technology−9.8%			
BearingPoint	38,000	a	298,680
Ceridian	15,300	a	279,225
Compuware	36,500	a	246,740
Cypress Semiconductor	6,900	a	97,152
JDS Uniphase	92,000	a	174,800
Lam Research	3,000	a	94,320
Micron Technology	5,700	a	65,550
Sanmina-SCI	19,900	a	110,445
United Microelectronics, ADR	91,686	a	339,238
			1,706,150
Telecommunications−.5%			
Sprint (FON Group)	3,700		**87,616**
Transportation−2.0%			
Norfolk Southern	4,000		143,560
Union Pacific	3,200		203,040
			346,600
Utilities−9.4%			
CMS Energy	14,200	a	172,388
Calpine	85,890	a,b	284,296
Constellation Energy Group	3,400		174,998

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Dominion Resources	2,000	144,060
Entergy	5,300	366,336
Exelon	3,100	140,616
FirstEnergy	3,150	129,906
NEXTEL Communications, Cl. A	3,300 [a]	97,119
PPL	2,460	134,168
		1,643,887
Total Common Stocks		
(cost $16,216,562)		**17,516,169**

Investment of Cash Collateral for Securities Loaned—2.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $475,960)	475,960 [c]	**475,960**

Total Investments (cost $16,692,522)	**103.0%**	**17,992,129**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(516,826)**
Net Assets	**100.0%**	**17,475,303**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $409,642 and the total market value of the collateral held by the fund is $475,960.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial Services	19.5	Basic Industries	7.4
Consumer Services	16.4	Consumer Non-Durables	7.4
Health Care	9.9	Money Market Investments	2.7
Technology	9.8	Other	12.4
Utilities	9.4		
Energy	8.1		**103.0**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $409,642)–Note 1(b):		
Unaffiliated issuers	16,216,562	17,516,169
Affiliated issuers	475,960	475,960
Cash		23,735
Receivable for investment securities sold		106,712
Dividends and interest receivable		18,555
Receivable for shares of Common Stock subscribed		16,000
Prepaid expenses		26,703
		18,183,834
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		11,938
Liability for securities on loan–Note 1(b)		475,960
Payable for investment securities purchased		201,420
Payable for shares of Common Stock redeemed		732
Accrued expenses		18,481
		708,531
Net Assets ($)		**17,475,303**
Composition of Net Assets ($):		
Paid-in capital		15,365,946
Accumulated investment (loss)–net		(19,561)
Accumulated net realized gain (loss) on investments		829,311
Accumulated net unrealized appreciation (depreciation) on investments		1,299,607
Net Assets ($)		**17,475,303**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	17,095,350	253,152	93,708	3,093	30,000
Shares Outstanding	1,266,405	18,834	6,985.374	231	2,241
Net Asset Value Per Share ($)	**13.50**	**13.44**	**13.41**	**13.39**	**13.39**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $450 foreign taxes withheld at source)	105,125
Income from securities lending	2,226
Interest	854
Total Income	**108,205**
Expenses:	
Investment advisory fee–Note 3(a)	64,032
Registration fees	36,741
Shareholder servicing costs–Note 3(c)	31,003
Audit fees	15,569
Prospectus and shareholders' reports	3,171
Directors' fees and expenses–Note 3(d)	843
Distribution fees–Note 3(b)	817
Legal fees	564
Interest expense–Note 2	78
Miscellaneous	903
Total Expenses	**153,721**
Less–reduction in investment advisory fee due to undertaking–Note 3(a)	(25,117)
Net Expenses	**128,604**
Investment (Loss)–Net	**(20,399)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,271,566
Net unrealized appreciation (depreciation) on investments	1,057,981
Net Realized and Unrealized Gain (Loss) on Investments	**2,329,547**
Net Increase in Net Assets Resulting from Operations	**2,309,148**

See notes to financial statements.

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Operations ($):		
Investment (loss)−net	(20,399)	(44,686)
Net realized gain (loss) on investments	1,271,566	2,296,418
Net unrealized appreciation (depreciation) on investments	1,057,981	(765,695)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,309,148**	**1,486,037**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(1,132,318)	–
Class B shares	(11,614)	–
Class C shares	(4,006)	–
Class R shares	(67)	–
Class T shares	(1,932)	–
Total Dividends	**(1,149,937)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,400,441	7,914,815
Class B shares	131,014	108,857
Class C shares	76,484	12,084
Class R shares	2,001	1,000
Class T shares	28,200	1,000
Dividends reinvested:		
Class A shares	1,089,841	–
Class B shares	11,525	–
Class C shares	4,006	–
Class R shares	67	–
Class T shares	1,932	–
Cost of shares redeemed:		
Class A shares	(2,477,647)	(2,887,635)
Class B shares	(4,889)	–
Class C shares	(20)	–
Class T shares	(646)	–
Increase (Decrease) in Net Assets from Capital Stock Transactions	**262,309**	**5,150,121**
Total Increase (Decrease) in Net Assets	**1,421,520**	**6,636,158**
Net Assets ($):		
Beginning of Period	16,053,783	9,417,625
End of Period	**17,475,303**	**16,053,783**
Undistributed investment income (loss)−net	(19,561)	838

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Capital Share Transactions:		
Class A		
Shares sold	105,187	635,600
Shares issued for dividends reinvested	81,027	–
Shares redeemed	(185,776)	(232,607)
Net Increase (Decrease) in Shares Outstanding	**438**	**402,993**
Class B		
Shares sold	9,717	8,619
Shares issued for dividends reinvested	859	–
Shares redeemed	(361)	–
Net Increase (Decrease) in Shares Outstanding	**10,215**	**8,619**
Class C		
Shares sold	5,753	935
Shares issued for dividends reinvested	299	–
Shares redeemed	(2)	–
Net Increase (Decrease) in Shares Outstanding	**6,050**	**935**
Class R		
Shares sold	152	74
Shares issued for dividends reinvested	5	–
Net Increase (Decrease) in Shares Outstanding	**157**	**74**
Class T		
Shares sold	2,069	74
Shares issued for dividends reinvested	145	–
Shares redeemed	(47)	–
Net Increase (Decrease) in Shares Outstanding	**2,167**	**74**

[a] *The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares and the fund added Class B, Class C, Class R and Class T shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			
		2004[a]	2003	2002	2001[b]
Per Share Data ($):					
Net asset value, beginning of period	12.58	10.91	8.90	11.77	12.50
Investment Operations:					
Investment (loss)–net[c]	(.02)	(.04)	(.03)	(.08)	(.00)[d]
Net realized and unrealized gain (loss) on investments	1.85	1.71	2.04	(2.73)	(.73)
Total from Investment Operations	1.83	1.67	2.01	(2.81)	(.73)
Distributions:					
Dividends from investment income–net	–	–	–	(.01)	–
Dividends from net realized gain on investments	(.91)	–	–	(.05)	–
Total Distributions	(.91)	–	–	(.06)	–
Net asset value, end of period	13.50	12.58	10.91	8.90	11.77
Total Return (%)	14.56[e,f]	15.20[e]	22.70	(24.00)	(5.84)[f]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.90[f]	1.86	2.35	3.31	1.26[f]
Ratio of net expenses to average net assets	.75[f]	1.50	1.50	1.50	.26[f]
Ratio of net investment (loss) to average net assets	(.12)[f]	(.31)	(.33)	(.74)	(.02)[f]
Portfolio Turnover Rate	65.39[f]	154.39	159.07	146.66	35.82[f]
Net Assets, end of period ($ x 1,000)	17,095	15,932	9,418	6,432	2,057

[a] *The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.*
[b] *From June 29, 2001 (commencement of operations) to August 31, 2001.*
[c] *Based on average shares outstanding at each month end.*
[d] *Amount represents less than $.01 per share.*
[e] *Exclusive of sales charge.*
[f] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	12.58	13.43
Investment Operations:		
Investment (loss)−net[b]	(.07)	(.02)
Net realized and unrealized gain (loss) on investments	1.84	(.83)
Total from Investment Operations	1.77	(.85)
Distributions:		
Dividends from investment income−net	−	−
Dividends from net realized gain on investments	(.91)	−
Total Distributions	(.91)	−
Net asset value, end of period	13.44	12.58
Total Return (%)[c]	14.07[d]	(6.33)[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.30[d]	.62[d]
Ratio of net expenses to average net assets	1.15[d]	.39[d]
Ratio of net investment (loss) to average net assets	(.52)[d]	(.17)[d]
Portfolio Turnover Rate	65.39[d]	154.39
Net Assets, end of period ($ x 1,000)	253	108

[a] *The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	12.56	13.43
Investment Operations:		
Investment (loss)−net[b]	(.07)	(.02)
Net realized and unrealized gain (loss) on investments	1.83	(.85)
Total from Investment Operations	1.76	(.87)
Distributions:		
Dividends from investment income−net	−	−
Dividends from net realized gain on investments	(.91)	−
Total Distributions	(.91)	−
Net asset value, end of period	13.41	12.56
Total Return (%)[c]	14.10[d]	(6.48)[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.37[d]	.59[d]
Ratio of net expenses to average net assets	1.21[d]	.39[d]
Ratio of net investment (loss) to average net assets	(.54)[d]	(.18)[d]
Portfolio Turnover Rate	65.39[d]	154.39
Net Assets, end of period ($ x 1,000)	94	12

[a] The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	12.59	13.43
Investment Operations:		
Investment (loss)−net[b]	(.13)	(.00)[c]
Net realized and unrealized gain (loss) on investments	1.84	(.84)
Total from Investment Operations	1.71	(.84)
Distributions:		
Dividends from investment income−net	−	−
Dividends from net realized gain on investments	(.91)	−
Total Distributions	(.91)	−
Net asset value, end of period	13.39	12.59
Total Return (%)	13.58[d]	(6.26)[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.98[d]	.34[d]
Ratio of net expenses to average net assets	1.75[d]	.21[d]
Ratio of net investment (loss) to average net assets	(1.08)[d]	(.03)[d]
Portfolio Turnover Rate	65.39[d]	154.39
Net Assets, end of period ($ x 1,000)	3	1

[a] *The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004[a]
Per Share Data ($):		
Net asset value, beginning of period	12.58	13.43
Investment Operations:		
Investment (loss)−net[b]	(.04)	(.01)
Net realized and unrealized gain (loss) on investments	1.76	(.84)
Total from Investment Operations	1.72	(.85)
Distributions:		
Dividends from investment income−net	−	−
Dividends from net realized gain on investments	(.91)	−
Total Distributions	(.91)	−
Net asset value, end of period	13.39	12.58
Total Return (%)[c]	13.68[d]	(6.33)[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.13[d]	.43[d]
Ratio of net expenses to average net assets	.96[d]	.30[d]
Ratio of net investment (loss) to average net assets	(.30)[d]	(.12)[d]
Portfolio Turnover Rate	65.39[d]	154.39
Net Assets, end of period ($ x 1,000)	30	1

[a] The fund commenced offering five classes of shares on June 30, 2004. The existing shares were redesignated Class A shares.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Midcap Value Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is to exceed the performance of the Russell Midcap Value Index. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Boston Company Asset Management, LLC ("TBCAM"), an affiliate of Dreyfus, serves as the fund's sub-investment adviser.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of February 28, 2005, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 80 shares of Class R.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund paid no distributions to shareholders during the fiscal year ended August 31, 2004. The tax character of the current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2005 was approximately $5,500, with a related weighted average annualized interest rate of 2.83%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has undertaken, from September 1, 2004 through August 31, 2005, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to Dreyfus under the Agreement, or Dreyfus will bear, such excess expenses. The reduction in investment advisory fee, pursuant to the undertaking, amounted to $25,117 during the period ended February 28, 2005.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and TBCAM, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the fund's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.25 of 1%
$100 million up to $1 billion	.20 of 1%
$1 billion up to $1.5 billion	.16 of 1%
$1.5 billion or more	.10 of 1%

During the period ended February 28, 2005, the Distributor retained $3,002 from commissions earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended February 28, 2005, Class B, Class C and Class T shares were charged $623, $173 and $21, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005 Class A, Class B, Class C and Class T shares were charged $21,056, $208, $58 and $21, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $6,148 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $5,258, Rule 12b-1 distribution plan fees $192, shareholder services plan fees $3,345, custodian fees $1,499 and transfer agency per account fees $1,644.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $11,098,850 and $11,766,410, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $1,299,607, consisting of $1,783,969 gross unrealized appreciation and $484,362 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus Premier
Midcap Value Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

The Boston Company Asset
Management, LLC
One Boston Place
Boston, MA 02108

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0017SA0205

Dreyfus Premier Select Midcap Growth Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Select Midcap Growth Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Fred Kuehndorf, Terence J. McLaughlin and Deborah C. Ohl.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Fred Kuehndorf, Terence J. McLaughlin and Deborah C. Ohl,
Portfolio Managers

How did Dreyfus Premier Select Midcap Growth Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 16.61% for Class A shares, 16.03% for Class B shares, 16.37% for Class C shares, 16.88% for Class R shares and 16.55% for Class T shares.[1] In comparison, the fund's benchmark, the Russell Midcap Growth Index (the "Index"), provided a 17.94% total return for the same period.[2]

Midcap stocks rallied strongly during the final months of 2004 as political uncertainty waned after the U.S. presidential election and the economy showed signs of more sustainable growth. While the fund participated in the market's strength to a significant degree, its relative performance was undermined by its security selections in the utilities, consumer discretionary and health care sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of midcap growth companies. The fund considers midcap companies to be companies with market capitalizations that fall within the range of the Russell Midcap Growth Index at the time of purchase. The fund invests in companies that we believe have solid market positions and reasonable financial strength.

The portfolio managers seek investment opportunities for the fund in companies that have a history of consistent earnings growth and above-average profitability. The portfolio managers focus on individual stock selection, building the portfolio from the bottom up, searching one by one for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time.

The fund typically sells a stock when the company's earnings are no longer growing, or it no longer possesses the characteristics that caused its purchase. A stock may be a sell candidate when its valuation reaches or exceeds its calculated fair value, or there are deteriorating fundamentals. The fund may also sell a stock if it becomes an over-weighted portfolio position, as determined by portfolio managers.

What other factors influenced the fund's performance?

Although we choose the fund's investments using a "bottom-up" process that analyzes the strengths of individual companies, and not according to broader economic or market trends, it is worth noting that stocks rallied in response to stronger economic growth and better business conditions during the reporting period. In addition, midcap stocks generally produced higher returns for the reporting period than large- or small-cap stocks amid robust investor demand for fast-growing companies.

In this environment, the fund enjoyed strong contributions to its performance from individual stocks representing a variety of market sectors. In the technology area, the fund benefited from an overweighted position in the sector and a successful stock selection strategy. For example, outsourcing services provider Cognizant Technology Solutions benefited from waning political concerns and better-than-expected business fundamentals, and industrial solutions provider Rockwell Automation rose on improved financial results. In the energy sector, surging natural gas prices helped drive shares of fund holdings, such as XTO Energy, higher. Among consumer discretionary stocks, apparel retailer Chico's FAS achieved favorable same-store sales comparisons. And home builder Centex gained value due to strong business fundamentals and persistently low mortgage rates.

On the other hand, the fund's performance compared to its benchmark was hindered by relative weakness in its utilities, consumer discretionary and health care holdings. In the utilities area, the fund held only one stock, Mobile Telesystems, which gained value but did not keep pace with the benchmark's more diversified utilities component. Lagging results from some retailers and online education provider Apollo Group held back the performance of the fund's consumer discretionary group.

Finally, the fund maintained relatively light exposure to health care stocks, but returns were hampered nonetheless by weakness in orthopedic implants manufacturer Biomet, which posted disappointing earnings. Other stocks that detracted from the fund's performance included software maker Symantec, Russian wireless telephone carrier AO Vimpelcom and IT solutions outsourcer Affiliated Computer Services.

What is the fund's current strategy?

We have continued to employ our quantitative security selection process in an attempt to identify the stocks of midcap companies that, in our view, represent some of the higher-quality growth opportunities in their industry groups. Our search for such stocks led us to establish a new position in organic grocery chain Whole Foods Market, which has demonstrated consistent earnings growth and has achieved above-average returns-on-equity as it capitalizes on consumers' growing preference for healthy foods. We also added to the portfolio plumbing fixtures manufacturer American Standard, which has benefited from a boom in home building and renovation. Conversely, we eliminated the fund's position in semiconductors manufacturer Altera, due to weaker-than-expected earnings, and online retailer eBay, which we sold on valuation concerns before its stock fell sharply.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through August 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell Midcap Growth Index is a widely accepted, unmanaged index of medium-cap stock market performance and measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Midcap Growth Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.06	$ 12.00	$ 11.96	$ 6.67	$ 9.40
Ending value (after expenses)	$1,166.10	$1,160.30	$1,163.70	$1,168.80	$1,165.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.50	$ 11.18	$ 11.13	$ 6.21	$ 8.75
Ending value (after expenses)	$1,017.36	$1,013.69	$1,013.74	$1,018.65	$1,016.12

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.24% for Class B, 2.23% for Class C, 1.24% for Class R and 1.75% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Common Stocks−99.9%	Shares	Value ($)
Basic Industries−1.5%		
American Standard Cos.	950	**43,510**
Conusumer Discretionary−20.2%		
Apollo Group, Cl. A	500 [a]	36,820
Bed Bath & Beyond	2,175 [a]	81,606
Chico's FAS	3,000 [a,b]	88,350
Coach	1,800 [a]	99,954
Fisher Scientific International	1,100 [a,b]	66,715
Michaels Stores	2,400	76,536
Staples	600	18,912
Starbucks	1,250 [a]	64,762
Williams-Sonoma	1,850 [a]	64,176
		597,831
Consumer Staples−1.7%		
Whole Foods Market	500	**51,410**
Energy−8.5%		
BJ Services	1,350	67,446
Smith International	1,000	64,260
XTO Energy	2,600	118,352
		250,058
Financial Services−9.7%		
DST Systems	1,275 [a,b]	60,550
Doral Financial	1,950	77,337
E*TRADE Financial	5,550 [a]	73,648
Legg Mason	550	44,352
SunGard Data Systems	1,150 [a]	30,027
		285,914
Health Care−15.0%		
Biomet	1,400	59,108
Coventry Health Care	1,050 [a]	66,255
Gilead Sciences	1,450 [a]	50,098
Kinetic Concepts	975 [a]	63,599
Quest Diagnostics	700	69,580
Stryker	500	24,830
Varian Medical Systems	1,675 [a]	60,183
Zimmer Holdings	600 [a]	51,540
		445,193

Common Stocks (continued)	Shares	Value ($)
Materials & Processing−2.5%		
International Steel Group	1,800 a	**75,150**
Other−2.4%		
Eaton	1,000	**69,750**
Producer Durables−7.5%		
Centex	1,300	82,667
Cummins	800 b	58,728
Rockwell Collins	1,750	80,588
		221,983
Technology−23.5%		
ATI Technologies	3,700 a	64,898
Adobe Systems	1,250	77,187
Affiliated Computer Services, Cl. A	1,250 a,b	64,625
Autodesk	3,125	92,875
Cognizant Technology Solutions, Cl. A	2,500 a	118,075
Cognos	2,100 a	90,111
Rockwell Automation	1,450	90,117
Shanda Interactive Entertainment, ADR	1,850 a	55,926
Symantec	1,900 a	41,819
		695,633
Transportation−5.0%		
C.H. Robinson Worldwide	1,525	83,570
Expeditors International of Washington	1,150	63,837
		147,407
Utilities−2.4%		
Mobile Telesystems, ADR	1,800	**72,162**
Total Common Stocks (cost $2,246,748)		**2,956,001**

Investment of Cash Collateral for Securities Loaned—10.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $314,350)	314,350 c	**314,350**
Total Investments (cost $2,561,098)	**110.5%**	**3,270,351**
Liabilities, Less Cash and Receivables	**(10.5%)**	**(311,068)**
Net Assets	**100.0%**	**2,959,283**

ADR—American Depository Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $257,988 and the total market value of the collateral held by the fund is $314,350.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Technology	23.5	Energy	8.5
Consumer Discretionary	20.2	Producer Durables	7.5
Health Care	15.0	Transportation	5.0
Money Market Investments	10.6	Other	10.5
Financial Services	9.7		**110.5**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $257,988)–Note 1(b):		
Unaffiliated issuers	2,246,748	2,956,001
Affiliated issuers	314,350	314,350
Cash		48,326
Receivable for investment securities sold		24,147
Dividends receivable		1,082
Prepaid expenses		35,145
Due from The Dreyfus Corporation and affiliates–Note 3(c)		3,211
		3,382,262
Liabilities ($):		
Liability for securities on loan–Note 1(b)		314,350
Payable for investment securities purchased		88,666
Accrued expenses		19,963
		422,979
Net Assets ($)		**2,959,283**
Composition of Net Assets ($):		
Paid-in capital		2,230,405
Accumulated investment (loss)–net		(20,435)
Accumulated net realized gain (loss) on investments		40,060
Accumulated net unrealized appreciation (depreciation) on investments		709,253
Net Assets ($)		**2,959,283**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	656,284	1,048,541	604,936	310,978	338,544
Shares Outstanding	35,814	58,139	33,501	16,884	18,564
Net Asset Value Per Share ($)	**18.32**	**18.04**	**18.06**	**18.42**	**18.24**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $241 foreign taxes withheld at source):	
Unaffiliated issuers	3,426
Affiliated issuers	643
Interest	638
Income from securities lending	60
Total Income	**4,767**
Expenses:	
Management fee–Note 3(a)	9,883
Registration fees	23,377
Auditing fees	11,892
Prospectus and shareholders' reports	7,307
Distribution fees–Note 3(b)	5,922
Shareholder servicing costs–Note 3(c)	5,061
Custodian fees–Note 3(c)	1,221
Directors' fees and expenses–Note 3(d)	691
Legal fees	10
Loan commitment fees–Note 2	5
Miscellaneous	508
Total Expenses	**65,877**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(40,501)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(174)
Net Expenses	**25,202**
Investment (Loss)–Net	**(20,435)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	39,868
Net unrealized appreciation (depreciation) on investments	355,532
Net Realized and Unrealized Gain (Loss) on Investments	**395,400**
Net Increase in Net Assets Resulting from Operations	**374,965**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment (loss)−net	(20,435)	(34,027)
Net realized gain (loss) on investments	39,868	53,143
Net unrealized appreciation (depreciation) on investments	355,532	79,611
Net Increase (Decrease) in Net Assets Resulting from Operations	**374,965**	**98,727**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(10,902)	−
Class B shares	(18,983)	−
Class C shares	(11,011)	−
Class R shares	(5,963)	−
Class T shares	(6,092)	−
Total Dividends	**(52,951)**	**−**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	132,557	124,892
Class B shares	243,577	330,421
Class C shares	96,081	159,526
Class R shares	18,466	7,990
Class T shares	35,650	4,904
Dividends reinvested:		
Class A shares	10,711	−
Class B shares	17,655	−
Class C shares	10,260	−
Class R shares	5,963	−
Class T shares	5,808	−
Cost of shares redeemed:		
Class A shares	(22,904)	(144,868)
Class B shares	(111,200)	(403,059)
Class C shares	(23,071)	−
Class R shares	(17,552)	(10)
Class T shares	(304)	−
Increase (Decrease) in Net Assets from Capital Stock Transactions	**401,697**	**79,796**
Total Increase (Decrease) in Net Assets	**723,711**	**178,523**
Net Assets ($):		
Beginning of Period	2,235,572	2,057,049
End of Period	**2,959,283**	**2,235,572**
Undistributed investment (loss)−net	(20,435)	−

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class A [a]		
Shares sold	7,454	7,738
Shares issued for dividends reinvested	592	–
Shares redeemed	(1,304)	(9,118)
Net Increase (Decrease) in Shares Outstanding	**6,742**	**(1,380)**
Class B [a]		
Shares sold	13,682	20,796
Shares issued for dividends reinvested	989	–
Shares redeemed	(6,333)	(24,997)
Net Increase (Decrease) in Shares Outstanding	**8,338**	**(4,201)**
Class C		
Shares sold	5,346	9,694
Shares issued for dividends reinvested	574	–
Shares redeemed	(1,274)	–
Net Increase (Decrease) in Shares Outstanding	**4,646**	**9,694**
Class R		
Shares sold	1,019	502
Shares issued for dividends reinvested	327	–
Shares redeemed	(963)	(1)
Net Increase (Decrease) in Shares Outstanding	**383**	**501**
Class T		
Shares sold	1,959	300
Shares issued for dividends reinvested	322	–
Shares redeemed	(17)	–
Net Increase (Decrease) in Shares Outstanding	**2,264**	**300**

[a] *During the period ended February 28, 2005, 965 Class B shares representing $17,083 were automatically converted to 951 Class A shares and during the year ended August 31, 2004, 1,821 Class B shares representing $30,061 were automatically converted to 1,807 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended February 28, 2005 | Year Ended August 31, | |
Class A Shares	(Unaudited)	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.01	15.19	12.50
Investment Operations:			
Investment (loss)−net[b]	(.10)	(.18)	(.08)
Net realized and unrealized gain (loss) on investments	2.76	1.00	2.77
Total from Investment Operations	2.66	.82	2.69
Distributions:			
Dividends from net realized gain on investments	(.35)	−	−
Net asset value, end of period	18.32	16.01	15.19
Total Return (%)[c]	16.61[d]	5.33	21.60[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.30[d]	7.15	6.39[d]
Ratio of net expenses to average net assets	.75[d]	1.50	.64[d]
Ratio of net investment (loss) to average net assets	(.57)[d]	(1.10)	(.53)[d]
Portfolio Turnover Rate	16.78[d]	97.27	39.58[d]
Net Assets, end of period ($ X 1,000)	656	465	463

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	15.84	15.15	12.50
Investment Operations:			
Investment (loss)−net[b]	(.16)	(.30)	(.13)
Net realized and unrealized gain (loss) on investments	2.71	.99	2.78
Total from Investment Operations	2.55	.69	2.65
Distributions:			
Dividends from net realized gain on investments	(.35)	−	−
Net asset value, end of period	18.04	15.84	15.15
Total Return (%)[c]	16.03[d]	4.56	21.20[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.64[d]	7.96	5.98[d]
Ratio of net expenses to average net assets	1.11[d]	2.25	.95[d]
Ratio of net investment (loss) to average net assets	(.93)[d]	(1.85)	(.83)[d]
Portfolio Turnover Rate	16.78[d]	97.27	39.58[d]
Net Assets, end of period ($ X 1,000)	1,049	789	818

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	15.82	15.15	12.50
Investment Operations:			
Investment (loss)−net[b]	(.16)	(.30)	(.12)
Net realized and unrealized gain (loss) on investments	2.75	.97	2.77
Total from Investment Operations	2.59	.67	2.65
Distributions:			
Dividends from net realized gain on investments	(.35)	−	−
Net asset value, end of period	18.06	15.82	15.15
Total Return (%)[c]	16.37[d]	4.42	21.20[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.62[d]	7.66	7.49[d]
Ratio of net expenses to average net assets	1.11[d]	2.25	.95[d]
Ratio of net investment (loss) to average net assets	(.93)[d]	(1.86)	(.84)[d]
Portfolio Turnover Rate	16.78[d]	97.27	39.58[d]
Net Assets, end of period ($ X 1,000)	605	456	290

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.06	15.21	12.50
Investment Operations:			
Investment (loss)–net[b]	(.08)	(.14)	(.06)
Net realized and unrealized gain (loss) on investments	2.79	.99	2.77
Total from Investment Operations	2.71	.85	2.71
Distributions:			
Dividends from net realized gain on investments	(.35)	–	–
Net asset value, end of period	18.42	16.06	15.21
Total Return (%)	16.88[c]	5.52	21.76[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.11[c]	6.81	7.10[c]
Ratio of net expenses to average net assets	.61[c]	1.25	.53[c]
Ratio of net investment (loss) to average net assets	(.43)[c]	(.85)	(.42)[c]
Portfolio Turnover Rate	16.78[c]	97.27	39.58[c]
Net Assets, end of period ($ X 1,000)	311	265	243

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

| Class T Shares | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, | |
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	15.95	15.18	12.50
Investment Operations:			
Investment (loss)–net[b]	(.12)	(.22)	(.09)
Net realized and unrealized gain (loss) on investments	2.76	.99	2.77
Total from Investment Operations	2.64	.77	2.68
Distributions:			
Dividends from net realized gain on investments	(.35)	–	–
Net asset value, end of period	18.24	15.95	15.18
Total Return (%)[c]	16.55[d]	5.00	21.52[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.37[d]	7.31	7.32[d]
Ratio of net expenses to average net assets	.87[d]	1.75	.74[d]
Ratio of net investment (loss) to average net assets	(.69)[d]	(1.36)	(.63)[d]
Portfolio Turnover Rate	16.78[d]	97.27	39.58[d]
Net Assets, end of period ($ X 1,000)	339	260	243

[a] *From March 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Premier Select Midcap Growth Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering thirteen series, including the fund. The fund's investment objective is long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor") a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of February 28, 2005, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held 16,306 shares in Class A, 16,310 shares in Class B, 16,309 shares in Class C, 16,304 shares in Class R and 16,307 shares in Class T shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund paid no distributions to shareholders during the fiscal year ended August 31, 2004. The tax character of the current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings. During the period ended February 28, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from September 1, 2004 through August 31, 2005 that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $40,501 during the period ended February 28, 2005.

During the period ended February 28, 2005, the Distributor retained $214 and $16 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $1,776 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended February 28, 2005, Class B, Class C and Class T shares were charged $3,519, $2,024 and $379, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B, Class C and Class T shares were charged $694, $1,173, $675 and $379, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $1,055 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $1,221 pursuant to the custody agreement.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,680, Rule 12b-1 distribution plan fees $1,004, shareholder services plan fees $500, custody fees $310 and transfer agency per account fees $370, which are offset against an expense reimbursement currently in effect in the amount of $7,075.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $813,568 and $431,977, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $709,253, consisting of $741,540 gross unrealized appreciation and $32,287 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims.

Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

Dreyfus Premier
Select Midcap Growth Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0600SA0205

Dreyfus
Small Company
Value Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Small Company Value Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Peter Higgins.

Stock prices generally rose over the reporting period, with the greatest gains achieved in the final months of 2004 as political uncertainty abated and investors grew more confident in the economic recovery. As they have for the past several years, stocks with smaller market capitalizations generally produced higher returns than stocks of very large companies during the reporting period overall. However, the opening two months of 2005 saw larger stocks outperforming smaller ones.

Is the stock market in the midst of a transition to new leadership? It probably is too soon to say for certain. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the market's longer-term returns, while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Peter Higgins, Portfolio Manager

How did Dreyfus Small Company Value Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced a total return of 22.97%.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index, produced a total return of 15.38% for the same period.[2]

We attribute the fund's performance to an improving economic climate during much of the reporting period. In addition, we are pleased that the fund produced higher returns than its benchmark, due in large part to strong individual stock selections within the technology, telecommunications, energy and basic industries sectors.

What is the fund's investment approach?

The fund seeks capital appreciation. To pursue this goal, the fund normally invests at least 80% of its assets in small-company stocks of companies with market capitalizations between $100 million and $2 billion at the time of purchase. Because the fund may continue to hold a security whose market capitalization grows, a substantial portion of the fund's holdings can have market capitalizations in excess of $2 billion at any given time. The fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings (IPOs).

The portfolio manager identifies potential investments through extensive quantitative and fundamental research. When selecting stocks, we emphasize three key factors: *value,* or how a stock is valued relative to its intrinsic worth based on traditional value measures; *business health,* or the overall efficiency and profitability as measured by return on assets and return on equity; and *business momentum,* or the presence of a catalyst, such as corporate restructuring, change in management or a spin-off that will trigger a price increase in the near- to midterm.

What other factors influenced the fund's performance?

U.S. economic growth remained strong and persistently low borrowing rates helped boost consumer confidence, as evidenced by solid retail sales and new home sales that continued to hit new highs. What's more, we have seen signs of higher levels of capital spending among businesses. These factors resulted in favorable investor sentiment during much of the reporting period.

Small-cap stocks have posted higher returns than large-cap stocks for the past several years, and the reporting period was no exception. The fund's strongest gains stemmed from its investments in the technology, telecommunications, energy and basic industries sectors. Within the technology area, which we have favored for quite some time, performance was primarily driven by semiconductor and semiconductor capital equipment stocks. These stocks previously had suffered from high inventory levels and lackluster customer demand, and they had fallen to relatively low prices when the reporting period began. Because we believed that their valuations were compelling, we added to the fund's semiconductor holdings. This decision benefited the fund when semiconductor stocks rebounded later in the reporting period.

The fund's performance also was boosted by its positions in wireless telecommunications companies, an area that benefited from ongoing industry consolidation. The fund placed a greater emphasis on these stocks than did the Russell 2000 Value Index, enabling it to participate more fully in their gains. While energy stocks posted strong returns due to rising oil and gas prices, the fund had heavier exposure to these stocks than did the benchmark, enabling it to produce higher returns than the benchmark's energy component. Finally, many of the fund's basic industries stocks contributed positively to performance, including shares of several coal and steel producers.

Although the fund significantly outperformed its benchmark, several areas detracted modestly from its performance. Within the consumer discretionary sector, selected retailers and media companies with exposure to the radio broadcasting business generally provided disappointing results. The fund's limited exposure to the utilities sector, which fared relatively well over the reporting period, also hindered the fund's relative performance. Although our stock selection strategy produced strong relative returns among financial stocks, the fund's limited exposure to the group constrained its positive impact on the fund's performance overall.

What is the fund's current strategy?

As of the end of the reporting period, our company-by-company stock selection process has identified what we believe to be solid investment opportunities in the energy, technology and consumer services areas. We have maintained our positions in radio broadcasters and selected retailers whose stock prices have fallen to levels that, in our view, are attractive. We have added modestly to the fund's financial holdings, where we believe underlying fundamentals remain strong. On the other hand, we have trimmed the fund's exposure to stocks within the basic industries, capital goods and transportation areas after these stocks reached our price targets.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance.

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Small Company Value Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 6.41
Ending value (after expenses)	$1,229.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 5.81
Ending value (after expenses)	$1,019.04

† *Expenses are equal to the fund's annualized expense ratio of 1.16%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Common Stocks—100.0%	Shares	Value ($)
Banking—1.2%		
Advance America Cash Advance Centers	30,180	613,559
PHH	73,300 [a]	1,539,300
		2,152,859
Basic Industries—8.2%		
Allegheny Technologies	70,800	1,742,388
Alpha Natural Resources	26,600 [a]	691,600
Arch Coal	56,900	2,537,171
GrafTech International	227,700 [a]	2,103,948
Great Lakes Chemical	66,900	1,786,230
Massey Energy	89,800	3,913,484
PolyOne	179,500 [a]	1,633,450
Timken	25,100	710,330
		15,118,601
Broadcasting & Publishing—.1%		
Salem Communications, Cl. A	6,900 [a]	**159,459**
Capital Goods—8.1%		
Apogee Enterprises	144,700	2,024,353
BE Aerospace	84,720 [a]	1,019,182
Collins & Aikman	387,900 [a]	771,921
CommScope	38,000 [a]	575,320
Federal Signal	45,100	709,874
Input/Output	213,600 [a]	1,576,368
MasTec	163,300 [a,b]	1,484,397
Navistar International	64,500 [a]	2,545,170
Quanta Services	107,900 [a]	847,015
Shaw Group	123,900 [a]	2,577,120
Terex	15,300 [a]	691,560
		14,822,280
Consumer Durables—2.5%		
Cache	86,700 [a]	1,357,722
Fleetwood Enterprises	229,300 [a]	2,217,331
Kirkland's	85,800 [a]	912,912
		4,487,965

Common Stocks (continued)	Shares	Value ($)
Consumer Non-Durables−2.8%		
Fred's	36,100	608,285
Intertape Polymer Group	122,600 a	972,218
NBTY	91,900 a	2,324,151
ProQuest	33,900 a	1,239,045
		5,143,699
Consumer Services−13.5%		
AnnTaylor Stores	119,100 a	2,639,256
Bombay	59,400 a	338,580
CSK Auto	139,200 a	2,213,280
Clark	108,000	1,886,760
Corinthian Colleges	126,400 a	2,185,456
Cost Plus	50,500 a	1,420,565
Cumulus Media, Cl. A	154,300 a	2,183,345
EarthLink	72,800 a	635,544
Emmis Communications, Cl. A	140,000 a	2,618,000
J. Jill Group	116,500 a	1,683,425
Linens 'n Things	38,000 a	1,021,820
Ruby Tuesday	48,900	1,182,402
Tetra Tech	84,300 a	1,397,694
York International	88,100	3,406,827
		24,812,954
Electronic Components & Instruments−.7%		
Bookham	218,040 a,b	466,606
Creative Technology	79,000	895,070
		1,361,676
Energy−10.3%		
Chesapeake Energy	157,600	3,418,344
Global Industries	219,300 a	2,153,526
Grant Prideco	50,300 a	1,215,248
Key Energy Services	359,200 a	4,964,144
Lone Star Technologies	88,600 a	4,014,466
Parker Drilling	126,900 a	749,979
Patterson-UTI Energy	97,920	2,448,000
		18,963,707

Common Stocks (continued)	Shares		Value ($)
Financial Services−12.9%			
Ameritrade Holding	89,700	a	953,511
Delphi Financial Group, Cl. A	13,650		608,517
E*TRADE Financial	309,100	a	4,101,757
Erie Indemnity, Cl. A	15,700		805,881
Greenhill	4,400		154,000
Infinity Property & Casualty	21,970		705,896
Knight Trading Group, Cl. A	270,400	a	2,828,384
LaBranche & Co.	205,600	a,b	1,901,800
Metris Companies	132,000	a	1,552,320
Montpelier Re Holdings	28,450		1,151,941
PXRE Group	16,000		416,000
PartnerRe	20,500		1,284,325
Phoenix Companies	166,800	b	2,138,376
Safety Insurance Group	33,200		1,230,724
Santander BanCorp	34,650		1,088,703
Scottish Re Group	92,100		2,155,140
Webster Financial	13,100		573,780
			23,651,055
Health Care−7.0%			
Alpharma, Cl. A	112,500		1,476,000
Enzon Pharmacuticals	172,900	a	1,858,675
NDCHealth	92,200		1,430,022
Odyssey Healthcare	64,000	a	720,000
Par Pharmaceutical	28,700	a	1,061,613
Quidel	475,500	a	2,096,955
Regeneration Technologies	114,400	a	1,228,656
STERIS	22,000	a	544,500
Savient Pharmaceuticals	385,800	a	1,107,246
Viasys Healthcare	29,500	a	610,355
Wilson Greatbatch Technologies	39,700	a	695,941
			12,829,963
Insurance−.4%			
Bristol West Holdings	38,400		**648,960**

Common Stocks (continued)	Shares		Value ($)
Merchandising−.8%			
New York & Co.	3,200	a	56,320
Select Comfort	65,500	a	1,349,300
			1,405,620
Recreation−1.1%			
Multimedia Games	114,200	a,b	1,140,858
Sports Authority	37,800	a,b	925,722
			2,066,580
Technology−24.6%			
Amkor Technology	33,100	a,b	144,647
Ariba	38,500	a,b	350,735
Art Technology Group	339,400	a	393,704
Artesyn Technologies	107,000	a	1,108,520
Ascential Software	71,488	a	1,108,779
Atmel	417,800	a	1,316,070
Axcelis Technologies	350,500	a	3,014,300
BearingPoint	187,000	a	1,469,820
Brooks Automation	131,700	a	2,385,087
Cray	433,500	a	1,629,960
Cypress Semiconductor	151,900	a	2,138,752
Enterasys Networks	474,200	a	701,816
Entravision Communications, Cl. A	159,100	a	1,304,620
Fairchild Semiconductor, Cl. A	190,200	a	3,142,104
Foundry Networks	155,300	a	1,610,461
Gateway	158,500	a	744,950
Insight Enterprises	16,100	a	286,580
Integrated Device Technology	192,100	a	2,403,171
iPass	179,100	a	1,090,719
LTX	372,600	a	2,012,040
MRO Software	86,100	a	1,163,211
Manugistics Group	319,200	a	638,400
Mattson Technology	106,300	a	1,041,740
Maxtor	608,300	a	3,369,982

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
McDATA, Cl. A	262,500 a,b	1,031,625
Micromuse	125,300 a	616,476
Nuance Communications	243,000 a	770,310
Photronics	38,570 a	716,630
REMEC	116,000 a	727,320
SafeNet	91,900 a	2,757,000
TriZetto Group	25,800 a	229,362
webMethods	262,000 a	1,642,740
Zoran	192,500 a	2,061,675
		45,123,306
Textiles & Apparel−.6%		
Christopher & Banks	64,100	**1,055,727**
Transportation−1.7%		
Central Freight Lines	63,100 a	395,006
Continental Airlines Cl. B	75,300 a,b	806,463
FLYi	278,600 a,b	406,756
Swift Transportation	63,300 a	1,501,476
		3,109,701
Utilities−3.5%		
Calpine	460,500 a,b	1,524,255
Dobson Communications, Cl. A	1,052,400 a,b	2,388,948
UbiquiTel	346,600 a	2,592,568
		6,505,771
Total Common Stocks		
(cost $153,408,921)		**183,419,883**

Short-Term Investments−.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
2.29%, 3/10/2005	1,000	999
2.40%, 3/24/2005	630,000	629,017
Total Short-Term Investments		
(cost $630,033)		**630,016**

Investment of Cash Collateral for Securities Loaned—5.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $9,831,998)	9,831,998 [c]	**9,831,998**
Total Investments (cost $163,870,952)	**105.7%**	**193,881,897**
Liabilities, Less Cash and Receivables	**(5.7%)**	**(10,407,308)**
Net Assets	**100.0%**	**183,474,589**

[a] *Non-income producing.*
[b] *All or a portion of these securities are on loan. At February 28, 2005, the total market value of the fund's securities on loan is $8,231,237 and the total market value of the collateral held by the fund is $9,831,998.*
[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Technology	24.6	Health Care	7.0
Consumer Services	13.5	Short-Term/	
Financial Services	12.9	Money Market Investments	5.7
Energy	10.3	Other	15.4
Basic Industries	8.2		
Capital Goods	8.1		**105.7**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $8,231,237)–Note 1(c):		
Unaffiliated issuers	154,038,954	184,049,899
Affiliated issuers	9,831,998	9,831,998
Cash		65,612
Receivable for investment securities sold		379,692
Dividends and interest receivable		54,178
Receivable for shares of Common Stock subscribed		5,637
Prepaid expenses		14,382
		194,401,398
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		165,993
Liability for securities on loan–Note 1(c)		9,831,998
Payable for investment securities purchased		655,307
Payable for shares of Common Stock redeemed		218,301
Accrued expenses		55,210
		10,926,809
Net Assets ($)		**183,474,589**
Composition of Net Assets ($):		
Paid-in capital		173,793,106
Accumulated investment (loss)–net		(737,115)
Accumulated net realized gain (loss) on investments		(19,592,347)
Accumulated net unrealized appreciation (depreciation) on investments		30,010,945
Net Assets ($)		**183,474,589**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		7,307,370
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**25.11**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $591 foreign taxes withheld at source)	247,612
Income from securities lending	65,464
Interest	2,180
Total Income	**315,256**
Expenses:	
Management fee–Note 3(a)	681,768
Shareholder servicing costs–Note 3(b)	300,804
Custodian fees–Note 3(b)	25,015
Professional fees	17,619
Prospectus and shareholders' reports	13,474
Registration fees	5,548
Interest expense–Note 2	3,514
Directors' fees and expenses–Note 3(c)	2,044
Miscellaneous	2,585
Total Expenses	**1,052,371**
Investment (Loss)–Net	**(737,115)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	12,880,099
Net unrealized appreciation (depreciation) on investments	25,532,800
Net Realized and Unrealized Gain (Loss) on Investments	**38,412,899**
Net Increase in Net Assets Resulting from Operations	**37,675,784**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment (loss)−net	(737,115)	(1,828,993)
Net realized gain (loss) on investments	12,880,099	46,586,180
Net unrealized appreciation (depreciation) on investments	25,532,800	(23,473,154)
Net Increase (Decrease) in Net Assets Resulting from Operations	**37,675,784**	**21,284,033**
Capital Stock Transactions ($):		
Net proceeds from shares sold	8,788,154	39,482,924
Cost of shares redeemed	(34,156,662)	(99,364,803)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(25,368,508)**	**(59,881,879)**
Total Increase (Decrease) in Net Assets	**12,307,276**	**(38,597,846)**
Net Assets ($):		
Beginning of Period	171,167,313	209,765,159
End of Period	**183,474,589**	**171,167,313**
Undistributed investment (loss)−net	(737,115)	−
Capital Share Transactions (Shares):		
Shares sold	377,971	1,784,339
Shares redeemed	(1,451,748)	(4,624,475)
Net Increase (Decrease) in Shares Outstanding	**(1,073,777)**	**(2,840,136)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,			Ten Months Ended August 31, 2001[a]	Year Ended October 31,	
		2004	2003	2002		2000	1999
Per Share Data ($):							
Net asset value, beginning of period	20.42	18.69	12.29	25.86	24.03	20.72	17.06
Investment Operations:							
Investment (loss)−net[b]	(.09)	(.18)	(.10)	(.15)	(.13)	(.13)	(.16)
Net realized and unrealized gain (loss) on investments	4.78	1.91	6.50	(6.36)	3.57	4.85	3.82
Total from Investment Operations	4.69	1.73	6.40	(6.51)	3.44	4.72	3.66
Distributions:							
Dividends from net realized gain on investments	−	−	−	(7.06)	(1.61)	(1.41)	−
Net asset value, end of period	25.11	20.42	18.69	12.29	25.86	24.03	20.72
Total Return (%)	22.97[c]	9.26	52.08	(35.65)	16.23[c]	23.78	21.45
Ratios/ Supplemental Data (%):							
Ratio of total expenses to average net assets	.57[c]	1.22	1.29	1.21	.93[c]	1.20	1.28
Ratio of net investment (loss) to average net assets	(.40)[c]	(.83)	(.79)	(.79)	(.50)[c]	(.57)	(.78)
Portfolio Turnover Rate	53.45[c]	113.42	128.80	126.43	129.27[c]	169.12	170.38
Net Assets, end of period ($ x 1,000)	183,475	171,167	209,765	170,376	368,354	303,336	269,632

[a] *The fund changed its fiscal year from October 31 to August 31.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Small Company Value Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of the operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions, and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $23,332,050 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2011.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under both arrangements during the period ended February 28, 2005 was approximately $266,300, with a related weighted average annualized interest rate of 2.63%.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25 of 1% of the value of the fund's average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, the fund was charged $227,256 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $49,461 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended February 28, 2005, the fund was charged $25,015 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $107,026, shareholder services plan fees $34,876, custodian fees $8,091 and transfer agency per account fees $16,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $97,731,369 and $122,862,302, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $30,010,945, consisting of $41,248,503 gross unrealized appreciation and $11,237,558 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus
Small Company Value Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0253SA0205

Dreyfus Premier International Value Fund

SEMIANNUAL REPORT February 28, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier International Value Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, D. Kirk Henry.

International stocks generally rose more robustly than U.S. stocks over the reporting period as the U.S. dollar continued to weaken relative to most other major currencies and investors grew more confident in the global economic recovery. Gains were particularly attractive in the emerging markets, which continued to benefit from rising global demand for natural resources and rising domestic consumption from an expanding middle class.

Can international stocks continue to outpace the U.S. market? We believe that it is virtually impossible to time any market fluctuations. Instead, we believe that most investors should remain broadly diversified. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the longer-term gains of the world's financial markets while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Portfolio Manager

How did Dreyfus Premier International Value Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 19.06% for its Class A shares, 18.58% for its Class B shares, 18.62% for its Class C shares, 19.29% for its Class R shares and 18.82% for its Class T shares.[1] The fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), produced a total return of 21.18% for the same period.[2]

International stock prices were supported during the reporting period by improving global economic conditions, rising energy and commodity prices, low interest rates and a weaker U.S. dollar. The fund produced lower returns than its benchmark, primarily due to its relatively heavy exposure to and security selection strategy within the Japanese market.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund ordinarily invests most of its assets in stocks of foreign issuers that we consider to be value companies. The fund normally invests in companies in at least 10 foreign countries and generally limits its investments in any single company to no more than 5% of its assets at the time of purchase.

The fund's investment approach is value-oriented and research-driven. When selecting stocks, we attempt to identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection over economic or industry trends, the fund focuses on three key factors:

- *Value,* or how a stock is priced relative to traditional business performance measures;
- *Business health,* or overall efficiency and profitability as measured by return on assets and return on equity; and

- *Business momentum,* or the presence of a catalyst such as corporate restructuring, management changes or positive earnings surprise that can potentially trigger a price increase in the near- to midterm.

The fund typically sells a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum or falls short of our expectations.

What other factors influenced the fund's performance?

International stock markets generally gained value during the reporting period, driven higher by steady global economic growth, surging commodity prices and rising corporate earnings. Extraordinarily low global interest rates also helped reduce borrowing costs for many companies. What's more, the euro, yen and other major currencies have strengthened relative to the U.S. dollar, helping to support returns for U.S. investors.

The fund received especially strong contributions to performance from its holdings in the United Kingdom, Italy, France and Switzerland. In the U.K., Shell Transport & Trading fared well, due in large part to rising oil prices and a reorganization that aims to consolidate the company's Dutch and U.K. operations. The fund's top-performing stock for the reporting period was the United Kingdom's Rio Tinto, a global mining company, which benefited from rising commodity prices. In Italy, the fund enjoyed gains in Eni SpA, a leading oil enterprise, and Finmeccanica, an engineering and aerospace/defense contractor whose stock price rose after it divested a semiconductor business and began to focus more intently on its core operations.

France Telecom posted solid growth for the reporting period, largely because it gained market share in the French broadband business. In addition, the company benefited from lower labor costs and debt consolidation. Several of the fund's holdings helped bolster its performance, most notably Electrolux, a leading producer of household appliances in Sweden. The fund's investment in Swiss financial services conglomerate UBS also produced attractive results as trading and investment banking activity increased.

We attribute the bulk of the fund's lagging relative performance during the reporting period to its Japanese investments, an area in which the fund had greater representation than the MSCI EAFE Index. We invested in a wide range of domestic plays, exporters, and technology companies that we expected to benefit from continued global expansion and stronger consumer demand in Japan. However, sluggish local consumption and currency strength weighed heavily on the fund's holdings and its performance suffered. Some of the fund's weaker investments in Japan included Rinnai, a producer of stoves and water heaters; Fuji Heavy Industries, the manufacturer of Subaru automobiles; and several information technology companies.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to identify opportunities that may have been overlooked by investors, such as Switzerland's Ciba Specialty Chemicals. At the same time, we have adhered to our longstanding, disciplined sell strategy. For example, we recently trimmed the fund's exposure to Japanese consumer lenders. We also recently sold the fund's shares of Dutch life sciences and chemical company DSM and no-frills U.K. airline easyJet, redeploying those assets into companies we considered more attractively valued.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Investments in foreign securities involve special risks. Please read the prospectus for further discussion of these risks.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Value Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.31	$ 12.84	$ 12.41	$ 6.25	$ 10.25
Ending value (after expenses)	$1,190.60	$1,185.80	$1,186.20	$1,192.90	$1,188.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 7.65	$ 11.83	$ 11.43	$ 5.76	$ 9.44
Ending value (after expenses)	$1,017.21	$1,013.04	$1,013.44	$1,019,09	$1,015.42

† *Expenses are equal to the fund's annualized expense ratio of 1.53% for Class A, 2.37% for Class B, 2.29% for Class C, 1.15% for Class R and 1.89% for Class T multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

February 28, 2005 (Unaudited)

Common Stocks—96.1%	Shares	Value ($)
Australia—1.8%		
Amcor	921,055	5,239,618
BHP Billiton	47,282	717,014
National Australia Bank	345,293	7,878,978
National Australia Bank, ADR	5,000	571,000
Promina Group	139,900	558,648
		14,965,258
Belgium—1.0%		
Fortis	290,123	**8,164,460**
Brazil—1.2%		
Companhia Vale do Rio Doce, ADR	20,100	703,500
Petroleo Brasileiro, ADR	89,900	4,387,120
Petroleo Brasileiro, ADR (Pfd Block)	8,515	361,887
Tele Norte Leste Participacoes, ADR	2	33
Telecomunicacoes Brasileiras, ADR (Pfd Block)	152,667	4,725,044
		10,177,584
China—.2%		
Huaneng Power International, Cl. H	670,000	519,746
PetroChina, Cl. H	1,076,000	679,485
		1,199,231
Denmark—.3%		
Danske Bank	82,900	**2,547,944**
Finland—1.9%		
M-real, Cl. B	906,200	5,448,366
Nokia	127,100	2,066,952
Nokia, ADR	158,594	2,559,707
UPM-Kymmene	251,653	5,612,167
		15,687,192
France—8.3%		
Axa	51,300	1,379,792
BNP Paribas	119,840	8,696,985
Carrefour	178,470	9,347,556
France Telecom	236,000 [a]	7,125,794
Sanofi-Aventis	141,950	11,354,257
Schneider Electric	87,941	7,022,554
Thomson	78,810	2,125,978
Total	29,050	6,897,835

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Total, ADR	50,614	6,033,189
Valeo	180,220	8,642,072
		68,626,012
Germany—7.3%		
Allianz	23,800	2,989,199
Deutsche Bank	73,263	6,432,571
Deutsche Lufthansa	300,777	4,297,862
Deutsche Post	434,404	10,429,849
Deutsche Postbank	94,819	4,502,897
E.ON	77,497	6,960,318
Heidelberger Druckmaschinen	86,000 [a]	3,056,802
Infineon Technologies	476,000 [a]	4,967,290
KarstadtQuelle	444,934	5,167,513
Medion	75,700	1,536,825
Siemens	16,600	1,294,821
Volkswagen	171,889	8,479,315
		60,115,262
Greece—.1%		
Alpha Bank	25,800	**990,841**
Hong Kong—1.5%		
Bank of East Asia	1,668,736	5,071,040
China Mobile (Hong Kong)	1,399,400	4,566,577
Citic Pacific	526,500	1,525,696
Denway Motors	468,000	181,523
HSBC Holdings	16,800	287,575
Sun Hung Kai Properties	108,000	1,007,437
		12,639,848
Ireland—1.5%		
Bank of Ireland	719,895	**12,059,965**
Italy—4.5%		
Banche Popolari Unite Scrl	136,461	2,808,316
Benetton Group	329,440	4,061,743
Eni	387,335	10,105,070
Finmeccanica	6,708,961	6,894,509
SanPaolo IMI	120,233	1,759,431
UniCredito Italiano	1,930,100	11,265,709
		36,894,778

Common Stocks (continued)	Shares	Value ($)
Japan−24.8%		
AIFUL	6,950	796,566
ALPS ELECTRIC	257,200	3,932,127
CANON	151,900	8,021,890
Credit Saison	204,800	7,249,558
DENTSU	1,644	4,372,466
FUNAI ELECTRIC	43,500	5,801,387
Fuji Heavy Industries	1,188,200	5,547,396
Fuji Photo Film	164,200	6,205,118
HOYA	3,500	380,053
JS Group	95,400	1,745,083
KDDI	1,198	6,154,757
KOMATSU	34,000	255,020
Kao	325,800	7,730,055
Kuraray	417,500	3,802,535
LAWSON	117,200	4,462,626
MABUCHI MOTOR	105,100	6,646,362
MINEBEA	1,183,000	5,409,940
MURATA MANUFACTURING	80,000	4,423,822
Matsumotokiyoshi	153,500	4,508,443
Mitsubishi Electric	38,000	199,589
Mitsubishi Estate	81,000	985,716
NIPPON TELEGRAPH AND TELEPHONE	1,237	5,361,024
Nippon Express	1,970,600	10,067,452
OLYMPUS	113,400	2,495,288
ORIX	3,900	506,692
RINNAI	221,100	5,425,702
ROHM	68,200	6,864,042
SKYLARK	340,100	5,912,095
SOHGO SECURITY SERVICES	166,600	2,378,065
SONY	9,400	358,823
SUMITOMO CHEMICAL	843,900	4,505,106
Sekisui House	600,900	6,628,440
77 Bank	799,300	5,651,114
Sharp	58,000	925,004
Shin-Etsu Chemical	195,100	7,970,122
Shiseido	89,400	1,217,944
Sumitomo Bakelite	816,800	5,360,677

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Sumitomo Mitsui Financial Group	1,375	9,550,347
TAKEFUJI	99,080	7,061,909
TDK	42,600	3,085,214
TOYODA GOSEI	231,000	4,358,115
Takeda Pharmaceutical	144,500	6,926,046
Toyota Motor	128,400	4,999,646
YAMATO TRANSPORT	14,000	222,473
Yamaha Motor	454,100	7,789,537
		204,251,386
Mexico−1.1%		
Coca-Cola Femsa, ADR	178,100	4,577,170
Telefonos de Mexico, ADR	105,781	4,147,673
		8,724,843
Netherlands−5.3%		
ABN AMRO	117,448	3,233,602
Aegon	473,421	6,833,771
Heineken	219,411	7,490,791
ING Groep	31,100	957,568
Koninklijke (Royal) Philips Electronics	247,760	6,854,188
Koninklijke (Royal) Philips Electronics (New York Shares)	109,100	3,024,252
Royal Dutch Petroleum	107,900	6,801,658
Wolters Kluwer	430,251	8,318,808
		43,514,638
New Zealand−.2%		
Carter Holt Harvey	1,141,350	**1,908,189**
Portugal−.5%		
EDP	1,303,190	**3,814,050**
Singapore−1.6%		
DBS	788,300	7,236,120
United Overseas Bank	739,800	6,198,423
		13,434,543

Common Stocks (continued)	Shares	Value ($)
South Africa−1.5%		
Anglo American	298,229	7,437,448
Nedcor	328,648	4,534,131
		11,971,579
South Korea−1.3%		
KT, ADR	203,000	4,711,630
Korea Electric Power, ADR	347,794	4,869,116
Samsung Electronics, GDR	3,500 [b]	906,500
		10,487,246
Spain−3.0%		
Banco de Sabadell	238,951	6,091,524
Endesa	404,384	9,152,135
Repsol YPF	69,800	1,900,487
Repsol YPF, ADR	246,108	6,726,132
Telefonica	64,998	1,196,468
		25,066,746
Sweden−.8%		
Electrolux, Cl. B	253,300	6,090,545
Svenska Cellulosa, Cl. B	22,700	887,574
		6,978,119
Switzerland−7.4%		
Ciba Specialty Chemicals AG	95,546	6,765,956
Clariant	75,150	1,290,781
Credit Suisse Group	25,500	1,111,989
Julius Baer, Cl. B	3,002	1,066,143
Lonza	85,791	5,358,706
Nestle	44,600	12,383,556
Novartis	231,410	11,605,366
Swiss Re	124,580	9,143,732
UBS	104,080	9,041,474
Zurich Financial Services	18,650 [a]	3,437,766
		61,205,469

Common Stocks (continued)	Shares	Value ($)
Taiwan−.6%		
United Microelectronics, ADR	1,393,259 a	**5,155,058**
United Kingdom−18.4%		
BAA	522,100	6,103,675
BAE Systems	1,014,063	4,991,591
BOC	233,603	4,451,293
BP	105,500	1,140,047
BT	2,237,530	8,970,343
Barclays	410,030	4,454,492
Boots	526,250	6,713,781
Bunzl	915,921	8,810,067
Centrica	831,174	3,779,699
Diageo	626,249	8,916,742
GKN	1,724,800	8,539,847
GlaxoSmithKline	630,310	15,064,664
Kingfisher	51,262	287,321
Lloyds TSB	570,927	5,376,370
Marks & Spencer	483,400	3,257,833
Rexam	679,569	5,991,106
Rio Tinto	235,701	8,316,328
Royal Bank of Scotland	315,201	10,806,201
Sainsbury (J)	1,092,720	5,998,589
Shell Transport & Trading	1,331,223	12,491,217
Standard Chartered	37,165	682,094
Unilever	911,120	8,720,090
Vodafone	2,864,151	7,503,546
		151,366,936
Total Common Stocks		
(cost $644,926,322)		**791,947,177**

Other Investments—2.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $22,050,000)	22,050,000 ͨ	**22,050,000**
Total Investments (cost $666,976,322)	**98.8%**	**813,997,177**
Cash and Receivables (Net)	**1.2%**	**9,818,453**
Net Assets	**100.0%**	**823,815,630**

ADR—American Depository Receipt.
GDR—Global Depository Receipt.

[a] Non-income producing.
[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At February 28, 2005, these securities amounted to $906,500 or .1% of net assets.
[c] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	14.2	Automobiles	4.3
Chemicals	6.7	Utilities	3.4
Food & Household Products	6.7	Electronic Components	3.3
Financial Services	6.5	Transportation	3.0
Telecommunications	5.8	Other	35.4
Energy	4.9		
Healthcare	4.6		**98.8**

[†] Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	644,926,322	791,947,177
Affiliated issuers	22,050,000	22,050,000
Cash		3,484,280
Cash denominated in foreign currencies	6,582,987	6,612,955
Receivable for investment securities sold		4,212,669
Receivable for shares of Common Stock subscribed		2,429,399
Dividends receivable		1,325,080
Net unrealized appreciation on forward currency exchange contracts–Note 4		12,331
Prepaid expenses		54,810
		832,128,701
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		842,356
Payable for investment securities purchased		5,690,582
Payable for shares of Common Stock redeemed		1,445,131
Net unrealized depreciation on forward currency exchange contracts–Note 4		17,288
Accrued expenses and other expenses		317,714
		8,313,071
Net Assets ($)		**823,815,630**
Composition of Net Assets ($):		
Paid-in capital		704,070,878
Accumulated investment (loss)–net		(2,271,356)
Accumulated net realized gain (loss) on investments		(25,047,794)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		147,063,902
Net Assets ($)		**823,815,630**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	684,421,865	19,513,807	62,124,132	55,831,315	1,924,511
Shares Outstanding	33,935,862	980,777	3,116,028	2,765,509	97,156
Net Asset Value Per Share ($)	**20.17**	**19.90**	**19.94**	**20.19**	**19.81**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $232,900 foreign taxes withheld at source):	
Unaffiliated issuers	3,837,731
Affiliated issuers	204,382
Interest	66,965
Total Income	**4,109,078**
Expenses:	
Management fee–Note 3(a)	3,529,673
Shareholder servicing costs–Note 3(c)	1,316,210
Custodian fees	307,749
Distribution fees–Note 3(b)	246,372
Registration fees	51,090
Auditing fees	37,560
Prospectus and shareholders' reports	30,426
Directors' fees and expenses–Note 3(d)	6,399
Legal fees	4,113
Loan commitment fees–Note 2	3,027
Miscellaneous	22,791
Total Expenses	**5,555,410**
Investment (Loss)–Net	**(1,446,332)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	32,283,092
Net realized gain (loss) on forward currency exchange contracts	128,357
Net Realized Gain (Loss)	**32,411,449**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	92,389,138
Net Realized and Unrealized Gain (Loss) on Investments	**124,800,587**
Net Increase in Net Assets Resulting from Operations	**123,354,255**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income (loss)−net	(1,446,332)	5,409,849
Net realized gain (loss) on investments	32,411,449	33,970,788
Net unrealized appreciation (depreciation) on investments	92,389,138	45,357,110
Net Increase (Decrease) in Net Assets Resulting from Operations	**123,354,255**	**84,737,747**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(5,699,694)	(3,795,436)
Class B shares	(72,580)	(28,252)
Class C shares	(273,322)	(54,975)
Class R shares	(583,252)	(56,142)
Class T shares	(14,038)	(6,310)
Total Dividends	**(6,642,886)**	**(3,941,115)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	166,485,264	283,031,667
Class B shares	5,522,403	6,565,468
Class C shares	17,690,069	22,197,300
Class R shares	8,907,576	19,190,483
Class T shares	1,611,647	969,530
Net assets received in connection with reorganization−Note 1:		
Class A shares	−	10,341,505
Class B shares	−	5,043,246
Class C shares	−	16,352,278
Class R shares	−	17,126,521

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	4,173,168	2,845,772
Class B shares	56,628	21,458
Class C shares	120,726	21,941
Class R shares	527,855	792
Class T shares	7,379	5,753
Cost of shares redeemed:		
Class A shares	(102,977,582)	(193,590,792)
Class B shares	(1,155,539)	(910,499)
Class C shares	(4,235,545)	(1,646,495)
Class R shares	(2,306,366)	(4,567,092)
Class T shares	(965,694)	(52,550)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**93,461,989**	**182,946,286**
Total Increase (Decrease) in Net Assets	**210,173,358**	**263,742,918**
Net Assets ($):		
Beginning of Period	613,642,272	349,899,354
End of Period	**823,815,630**	**613,642,272**
Undistributed investment income (loss)−net	(2,271,356)	5,817,862

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	8,884,023	17,111,998
Shares issued in connection with reorganization–Note 1	–	604,919
Shares issued for dividends reinvested	219,064	181,375
Shares redeemed	(5,515,431)	(11,917,196)
Net Increase (Decrease) in Shares Outstanding	**3,587,656**	**5,981,096**
Class B[a]		
Shares sold	296,557	439,144
Shares issued in connection with reorganization–Note 1	–	298,362
Shares issued for dividends reinvested	3,007	1,379
Shares redeemed	(62,562)	(54,151)
Net Increase (Decrease) in Shares Outstanding	**237,002**	**684,734**
Class C		
Shares sold	952,151	1,399,911
Shares issued in connection with reorganization–Note 1	–	965,483
Shares issued for dividends reinvested	6,398	1,408
Shares redeemed	(226,852)	(99,782)
Net Increase (Decrease) in Shares Outstanding	**731,697**	**2,267,020**
Class R		
Shares sold	471,656	1,385,222
Shares issued in connection with reorganization–Note 1	–	1,001,213
Shares issued for dividends reinvested	27,709	51
Shares redeemed	(123,131)	(264,812)
Net Increase (Decrease) in Shares Outstanding	**376,234**	**2,121,674**
Class T		
Shares sold	90,830	60,775
Shares issued for dividends reinvested	394	372
Shares redeemed	(53,946)	(3,186)
Net Increase (Decrease) in Shares Outstanding	**37,278**	**57,961**

[a] *During the period ended February 28, 2005, 6,041 Class B shares representing $113,593 were automatically converted to 5,965 Class A shares and during the year ended August 31, 2004, 4,923 Class B shares representing $83,430 were automatically converted to 4,862 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2005	Year Ended August 31,				
Class A Shares	(Unaudited)	2004	2003 [a]	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	17.10	14.10	13.29	14.70	17.21	17.52
Investment Operations:						
Investment income (loss)−net [b]	(.03)	.18	.15	.17	.13	.15
Net realized and unrealized gain (loss) on investments	3.28	2.97	.83	(1.29)	(1.47)	.44
Total from Investment Operations	3.25	3.15	.98	(1.12)	(1.34)	.59
Distributions:						
Dividends from investment income−net	(.18)	(.15)	(.17)	(.12)	(.11)	(.11)
Dividends from net realized gain on investments	–	–	–	(.17)	(1.06)	(.79)
Total Distributions	(.18)	(.15)	(.17)	(.29)	(1.17)	(.90)
Net asset value, end of period	20.17	17.10	14.10	13.29	14.70	17.21
Total Return (%)	19.06 [c,d]	22.46 [c]	7.56 [c]	(7.64)	(8.22)	3.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.76 [d]	1.49	1.54	1.40	1.39	1.40
Ratio of net investment income (loss) to average net assets	(.18) [d]	1.11	1.22	1.21	.84	.88
Portfolio Turnover Rate	21.45 [d]	49.82	42.86	29.14	30.70	37.64
Net Assets, end of period ($ x 1,000)	684,422	518,880	343,621	322,490	327,478	396,786

[a] *The fund commenced offering five classes of shares on November 15, 2002. The existing shares were redesignated Class A shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.86	14.00	12.24
Investment Operations:			
Investment income (loss)–net[b]	(.11)	.09	.09
Net realized and unrealized gain (loss) on investments	3.24	2.91	1.84
Total from Investment Operations	3.13	3.00	1.93
Distributions:			
Dividends from investment income–net	(.09)	(.14)	(.17)
Net asset value, end of period	19.90	16.86	14.00
Total Return (%)[c]	18.58[d]	21.43	16.04[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.17[d]	2.33	2.00[d]
Ratio of net investment income (loss) to average net assets	(.60)[d]	.55	.70[d]
Portfolio Turnover Rate	21.45[d]	49.82	42.86
Net Assets, end of period ($ x 1,000)	19,514	12,538	827

[a] *From November 15, 2002 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.90	14.04	12.24
Investment Operations:			
Investment income (loss)−net [b]	(.10)	.12	.12
Net realized and unrealized gain (loss) on investments	3.24	2.89	1.85
Total from Investment Operations	3.14	3.01	1.97
Distributions:			
Dividends from investment income−net	(.10)	(.15)	(.17)
Net asset value, end of period	19.94	16.90	14.04
Total Return (%)[c]	18.62[d]	21.51	16.29[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.14[d]	2.26	1.80[d]
Ratio of net investment income (loss) to average net assets	(.56)[d]	.73	.89[d]
Portfolio Turnover Rate	21.45[d]	49.82	42.86
Net Assets, end of period ($ x 1,000)	62,124	40,291	1,647

[a] From November 15, 2002 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	17.13	14.12	12.24
Investment Operations:			
Investment income–net[b]	.00[c]	.31	.22
Net realized and unrealized gain (loss) on investments	3.29	2.90	1.83
Total from Investment Operations	3.29	3.21	2.05
Distributions:			
Dividends from investment income–net	(.23)	(.20)	(.17)
Net asset value, end of period	20.19	17.13	14.12
Total Return (%)	19.29[d]	22.86	16.95[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.57[d]	1.16	.96[d]
Ratio of net investment income to average net assets	.01[d]	1.82	1.73[d]
Portfolio Turnover Rate	21.45[d]	49.82	42.86
Net Assets, end of period ($ x 1,000)	55,831	40,927	3,778

[a] *From November 15, 2002 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
See notes to financial statements.

| Class T Shares | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, | |
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	16.81	13.95	12.24
Investment Operations:			
Investment income (loss)−net[b]	(.07)	.18	(.04)
Net realized and unrealized gain (loss) on investments	3.23	2.87	1.92
Total from Investment Operations	3.16	3.05	1.88
Distributions:			
Dividends from investment income−net	(.16)	(.19)	(.17)
Net asset value, end of period	19.81	16.81	13.95
Total Return (%)[c]	18.82[d]	21.95	15.54[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.94[d]	1.81	1.92[d]
Ratio of net investment income (loss) to average net assets	(.36)[d]	1.05	(.45)[d]
Portfolio Turnover Rate	21.45[d]	49.82	42.86
Net Assets, end of period ($ x 1,000)	1,925	1,006	27

[a] From November 15, 2002 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Value Fund (the "fund") is a separate diversified series of Dreyfus Growth and Value Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers thirteen series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of \$.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's shareholders, all of the assets, subject to the liabilities, of Bear Stearns International Equity Portfolio, were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C and Class Y shares of Bear Stearns International Equity

Portfolio received Class A, Class B, Class C and Class R shares, respectively, of the fund, in each case in an amount equal to the aggregate net asset value of their investment in Bear Stearns International Equity Portfolio at the time of the exchange. The fund's net asset value on April 30, 2004, was $17.09 per share for Class A shares, $16.90 per share for Class B shares, $16.94 per share for Class C shares and $17.10 per share for Class R shares, and a total of 604,919 Class A shares, 298,362 Class B shares, 965,483 Class C shares and 1,001,213 Class R shares, representing net assets of $10,341,505 Class A shares, $5,043,246 Class B shares, $16,352,278 Class C shares and $17,126,521 Class R shares (including $6,174,995 net unrealized appreciation on investments), were issued to the shareholders of Bear Stearns International Equity Portfolio in the exchange. The exchange was a tax free event to shareholders.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments in registered investment companies are valued at their net asset value. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $54,206,206 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. The amount of this loss which can be utilized in subsequent years is subject to an annual limitation due to the fund's merger with Bear Stearns International Equity Portfolio. If not applied, $5,317,371 of the carryover expires in fiscal 2008, $22,469,555 expires in fiscal 2009, $20,594,430 expires in fiscal 2010 and $5,824,850 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2004 was as follows: ordinary income $3,941,115. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended February 28, 2005, the Distributor retained $64,705 and $794 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $13,038 and $4,489 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended February 28, 2005, Class B, Class C and Class T shares were charged $57,612, $186,811 and $1,949, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B, Class C and Class T shares were charged $739,774, $19,204, $62,270 and $1,949, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $154,574, pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $612,398, Rule 12b-1 distribution plan fees $45,286, shareholder services plan fees $142,680 and transfer agency per account fees $41,992.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities (excluding short-term securities and forward currency exchange contracts) during the period ended February 28, 2005, amounted to $230,383,048 and $144,533,442, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at February 28, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation/ (Depreciation) ($)
Purchases:				
Australian Dollar, expiring 3/1/2005	870,809	683,411	689,942	6,531
Euro, expiring 3/1/2005	3,780,471	5,018,575	5,006,477	(12,098)
Swedish Krona, expiring 3/2/2005	6,029,606	884,106	881,341	(2,765)
Swiss Franc, expiring 3/1/2005	566,366	484,861	487,616	2,755
Sales:		**Proceeds ($)**		
Japanese Yen, expiring 3/1/2005	38,929,297	370,015	372,440	(2,425)
Japanese Yen, expiring 3/2/2005	125,217,274	1,201,010	1,197,965	3,045
Total				**(4,957)**

At February 28, 2005, accumulated net unrealized appreciation on investments was $147,020,855, consisting of $153,902,830 gross unrealized appreciation and $6,881,975 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Premier
International Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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